BVLGARI


05007431

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH, D.C. 179 SECTION

SUPPL

Sent via UPS - courier

Rome, April 13th, 2005

BULGARI S.p.A. - file number (82-34836)

Please find enclosed for submission information required by Rule 12g3-2(b) the following documents and reports that will be discussed during the next shareholders meeting of Bulgari S.p.A. scheduled in first call for April 28th, 2005.
Please note that the agenda forecasts:

Ordinary sitting:

1. The financial statements at 31 December 2004, the reports of the Board of Directors, the Board of Statutory Auditors and the Independent Auditors; the allocation of net profit; the presentation of the consolidated financial statements at 31 December 2004; related and ensuing resolutions.
2. Proposal to authorise the Company to purchase and sell its own shares including through transactions involving financial instruments (put and call options); related and ensuing resolutions. (see report attached)
3. Appointment of the members of the Board of Statutory Auditors for the years 2005, 2006 and 2007 and the determination of their fees.(see report attached)
4. Annual disclosures in relation to the system of corporate governance.(see report attached)

Extraordinary sitting:

1. Proposal to increase share capital by cash payment, divisible, to be subscribed by the issue of up to 1,800,000 (one million eight hundred thousand) ordinary shares each of par value Euro 0.07, reserved for the Managing Director Dr. Francesco Trapani in accordance with article 2441, fifth paragraph, of the civil code; consequent granting of powers to the Board of Directors to execute such increase, as necessary in more than one tranches. Related and ensuing resolutions.(see report attached)

For what concerns the financial statetement of the Company as well as the Group consolidated financial statement, their translation will only be available after formal approval by the Shareholders Meeting. For your convenience I am attaching the Italian version of same.
These documents have also been disclosed to Italian Investor, in accordance to Italian rules, starting from today – April 13th, 2005.

Very best regards,
Carla Vecchini

PROCESSED
APR 25 2005
THOMSON FINANCIAL

BVLGARI

Head office in Rome, Via dei Condotti, 11
Share capital Euro 20,816,117 fully paid
Companies' register of Rome no. 2031/59
Chamber of Commerce of Rome no. 69511 – Tax code no. 00388360588

Notice of Ordinary and Extraordinary Shareholders' Meetings

The shareholders of Bulgari S.p.A. are called to attend Ordinary and Extraordinary Shareholders' Meetings to be held at the Company's offices at Lungotevere Marzio 12, Rome, on **28 April 2005** at 11 am in first call and in second call if necessary on 2 May 2005 at the same time and place to discuss and resolve on the items on the following agenda:

Ordinary sitting:

1. The financial statements at 31 December 2004, the reports of the Board of Directors, the Board of Statutory Auditors and the Independent Auditors; the allocation of net profit; the presentation of the consolidated financial statements at 31 December 2004; related and ensuing resolutions.
2. Proposal to authorise the Company to purchase and sell its own shares including through transactions involving financial instruments (put and call options); related and ensuing resolutions.
3. Appointment of the members of the Board of Statutory Auditors for the years 2005, 2006 and 2007 and the determination of their fees.
4. Annual disclosures in relation to the system of corporate governance.

Extraordinary sitting:

1. Proposal to increase share capital by cash payment, divisible, to be subscribed by the issue of up to 1,800,000 (one million eight hundred thousand) ordinary shares each of par value Euro 0.07, reserved for the Managing Director Dr. Francesco Trapani in accordance with article 2441, fifth paragraph, of the civil code; consequent granting of powers to the Board of Directors to execute such increase, as necessary in more than one tranche. Related and ensuing resolutions.

Shareholders may attend the meeting if they have deposited the requisite certificates issued by an intermediary authorised under prevailing regulations.
Explanatory reports prepared by the directors on the items included in the agenda, together with the related proposals for discussion and approval, will be made available to the public at the Company's Headquarters at Lungotevere Marzio 11, Rome and at Borsa Italiana S.p.A. within the time period provided for by law. Shareholders may obtain a copy of these documents.
In accordance with article 17.2 of the Company's current bylaws, the Board of Statutory Auditors will be elected through voting by list.
The present notice has been published in issue no. 62 of the Official Journal dated 16 March 2005.

For the Board of Directors
The Managing Director
Dr. Francesco Trapani

Report of the Board of Directors on the Proposal to Purchase and Sell the Company's Own Shares

Ordinary Shareholders' Meeting of 28 April 2005 — Second item on the agenda

Shareholders,

The Board of Directors believes it appropriate to convene you and to present for your approval a new proposal to purchase and sell the Company's own ordinary shares to replace that currently in force, which will accordingly be revoked at the date of the shareholders' resolution.

Purchase and sale transactions of the Company's own shares, which require the authorisation of shareholders in general meeting, can be carried out from time **(i)** to assist in stabilising movements in the price of the share and to facilitate its liquidity on the stock market, or **(ii)** to establish a portfolio of own shares that may be used in relation to the issue of convertible debentures or debentures with warrants, or **(iii)** to enable a reduction in share capital to be carried out through their cancellation.

Consistent with the provisions of article 2357 of the civil code, under which "the Company may not purchase its own shares other than within the limits of the distributable profits and reserves stated in the most recent financial statements approved by shareholders", the Board requests you to authorise the purchase and sale of the Company's own ordinary shares, as appropriate also through the use of put and call options, these being derivative financial instruments, up to a maximum of 25,000,000 own shares.

At 31 December 2004, the Company held 550,313 ordinary shares, corresponding to 0.19% of the ordinary shares issued by the Company. At the present date, no subsidiary holds any shares of Bulgari S.p.A..

The purchase price will be in the range between Euro 2 and Euro 14 for each ordinary share.

The minimum and maximum prices have been determined under the assumption that there may be variations, either increases or decreases, in the price of the ordinary share.

The transaction will be carried out within the ceiling of the distributable profits and reserves stated in the most recent financial statements approved by shareholders, as required by article 2357 of the civil code, and in particular through the use of the share premium reserve.

The authorisation to purchase will have a duration of eighteen months from the date of the shareholders' resolution and purchases will have to be carried out in conformity with the prevailing legislative regulations.

Purchase transactions will be made on the market, in order that all shareholders receive an equal treatment, in accordance with article 132 of legislative decree no. 58 of 24 February 1998.

If the purchase operation is being performed in order to reduce share capital through the cancellation of the shares acquired, then it is stated as of now that any difference between the nominal value of the shares and their purchase price will be compensated by the use of the Share Premium Account.

The means of carrying out a reduction and cancellation of the Company's own shares held in portfolio and the terms and conditions for the conversion of debentures or the exercising of warrants to subscribe to the own shares, will be discussed at an extraordinary shareholders' meeting called with the specific

objective of taking decisions on such operations.

****

The following resolutions regarding the above matters are placed before the Ordinary Shareholders' Meeting for its approval:

1. In accordance with the second paragraph of article 2357 of the civil code, to authorise the Chairman of the Board of Directors and the Managing Director, singly, to proceed with the purchase of own shares, up to an overall amount not exceeding 25,000,000, at a unit purchase price in the range between a minimum of Euro 2 and a maximum of Euro 14, in the 18 month period following the date of the shareholders' resolution; the purchase must be made on the Stock Exchange in accordance with article 132 of the consolidated law T.U. 58/1998 and under the procedures and within the hours of business provided in article 4.1.2 of the Regulations of the Markets Organised and Administered by Borsa Italiana S.p.A..

2. To authorise in a similar manner the sale of put options and the purchase of call options having as their object the Company's own shares, as a particular means of purchase of such shares; such transactions must therefore be consistent as to number, duration and price (meaning the sum of the exercise price plus any premium) with the above-mentioned authorisation to purchase, with the express expectation that said put and call options will be placed solely with qualified operators as per article 31, paragraph 2, of Consob Regulation no. 11522 of 1 July 1998 and that the Company will execute such put options through a cash settlement.

3. In accordance with article 2357 ter of the civil code, to authorise the Chairman of the Board of Directors and the Managing Director, singly, to sell own shares held in portfolio at a unit price not, however, less than Euro 2; the sale must be made on the Stock Exchange, also at the blocks, or in a different manner if so authorized by the Board of Directors.

4. To authorize in a like manner the sale of previously acquired call options or call options whose object is the Company's shares, as a particular means of selling own shares held in portfolio and purchased at a prior date; such transactions must therefore be consistent as to number, duration and price (meaning the sum of the exercise price plus any premium) with the above-mentioned authorisation to sell, with the express expectation that said call options will be sold exclusively to qualified operators as per article 31, paragraph 2, of Consob Regulation no. 11522 of 1 July 1998 and that the Company will execute such call options through a cash settlement.

5. Finally, to authorize the purchase of put and call options having the same characteristics as those sold, for a quantity not exceeding that of the put options and, respectively, the call options sold but, at that date, not yet exercised.

Rome, 7 March 2005

For the Board of Directors

The Chairman

Paolo Bulgari

Report of the Board of Directors on the appointment of the Board of Statutory Auditors

Ordinary Shareholders' Meeting of 28 April 2005 — Third item on the agenda

Shareholders,

Following the expiry of the three years term of office of the Board of Statutory Auditors, appointed by shareholders on 29 April 2002 in accordance with the provisions of article 148, first and second paragraphs, of Legislative Decree no. 58 of 24 February 1998, it is necessary to appoint the members of the Board whose term of office expires on the approval of Bulgari S.p.A. financial statement as of 31 December 2004.

In accordance with article 17 of the Company's bylaws, the Board of Statutory Auditors must consist of three standing members and two substitutes.

The appointment of the Board of Statutory Auditors takes place through the presentation of lists to the shareholders who, either in person or by proxy, singly or in a group, are the owners of shares with overall voting rights representing at least 3% of the total share capital with voting rights in an ordinary shareholders' meeting.

Lists for the election of members to the Board of Statutory Auditors must be deposited at the Company's registered office not later than 10 days prior to the date of the shareholders' meeting, and must include all the documentation required by the above-mentioned provisions.

As a consequence of the Board decision of 7 March of this year, and in conformity with the provisions of article 148 of the consolidated law T.U. 58/1998, you are invited to proceed to the appointment of the members of the Board of Statutory Auditors for the three year period from 2005 to 2007 and to determine their respective fees.

Rome, 7 March 2005

For the Board of Directors

The Chairman

Paolo Bulgari

Annual report of the Board of Directors on the Corporate Governance model adopted by Bulgari S.p.A. *to accomplish the recommendations of the Code of Self Regulation*

IA.2.12 Instructions to the Stock Exchange Regulations

Ordinary Shareholders' Meeting of 28 April 2005 — Fourth item on the agenda

Shareholders,

In its meeting of 22 March 2005, the Board of Directors of Bulgari S.p.A. resolved to update the report put at your disposal on the approval of the financial statements and consolidated financial statements at 31 December 2003, and provide you with a revised report to compare the corporate governance rules of Bulgari S.p.A. and the provisions of the Code of Self Regulation for Listed Companies (the "Code").

The corporate governance system of Bulgari S.p.A. has been designed to control and manage business risks in an effective manner and to enable communications to be made to the market in a transparent way, in compliance with the requirements of law and the CONSOB rules and regulations.

The current corporate governance rules of Bulgari S.p.A. (the "Company") are described in the following paragraphs, also in the light of the principles of the Code of Ethics adopted by the Company in the meeting of the Board of Directors of 10 March 2004.

Summary tables provided at the foot of the present report give details of the following:

- The composition and structure of the Board of Directors and its committees.
- The Board of Statutory Auditors.
- Further requirements of the Code of Self Regulation.

Bulgari S.p.A. is the Group holding company and owner of the Bvlgari trademark; it licenses the use of this trademark to Group sales companies to enable them to manage shops in Italy and the rest of the world which sell under the sole trademark Bvlgari. In addition to its holdings in the sales companies, Bulgari S.p.A. holds the entire share capital of companies which manufacture and distribute watches, jewellery, perfumes and accessories bearing the Bvlgari trademark. In order to obtain an overall view of this situation, the Group's structure at 31 December 2004 is provided as an attachment.

Bulgari S.p.A. is listed on the Italian regulated stock market and as such carries out its activities in the full respect of the law and regulations which are issued from time to time. Particular attention is paid to transparency with the shareholder market, which is achieved through press releases describing those operations which may have a significant effect on results in addition to the periodic issue of financial statements.

The majority of the share capital of Bulgari S.p.A. is held through a shareholders' agreement, duly communicated, by certain members of the Bulgari family, who overall own approximately 52%; the residual balance is floated on the market.

At the date of preparation of the present report, shareholders owning more than 2% of share capital were as follows, based on the communications received:

✓ **UNIONE FIDUCIARIA SPA**	**51.99%** of which:
○ Paolo Bulgari	23.78%
○ Nicola Bulgari	23.79%
○ Francesco Trapani	4.45%
✓ **FIDELITY INVESTMENTS**	**4.86%**

- ✓ **HARRIS ASSOCIATES LP 4.90%**
- ✓ **CAISSE DES DEPOTS et CONSIGNATIONS 2.23%**
- ✓ **SCUDDER KEMPER INVESTMENTS INC. 2.71%**

The Board of Directors, its role and composition; remuneration of the directors

The Board of Directors has a central role in the definition of the Group's strategies; it assigns and revokes the powers of the managing director and determines his remuneration. The Board watches over the general progress of operations, taking into account any information received from the Managing Director, and reports to the shareholders in general meeting. The Board meets generally at least quarterly, even though this is not specified in the Company's bylaws, and in any case meets whenever an operation must be approved which is of strategic importance for the Company or for the Bulgari Group, or which exceeds by its nature or by its amount, the limits delegated to the Managing Director or the Chairman of the Board. Board meetings are scheduled on the basis of a timetable approved at the beginning of the year and organized in order to achieve the maximum attendance at the meetings.

The Board of Directors met seven times during 2004; it is expected that it will meet at least six times during the year in course.

The Company provides the Board reasonably in advance, except in those cases of necessity or urgency, with all the documentation necessary for it to reach its conclusions on an informed basis on the matters under discussion.

Proposals for appointment as director must be deposited at the Company's headquarters and at its registered office at least ten days prior to the date on which the shareholders have been called to discuss and decide on such appointment. These proposals must include all the information required in respect of the candidate's personal and professional attributes including a description as to why it is believed that the candidate is independent, and must be filed both on the renewal of a director's term of office on expiry or when a director is to be replaced. This procedure is not formalized in the Company's bylaws, but is rather a consolidated Company practice.

On 29 April 2004, the shareholders in general meeting renewed the term of office of the following directors for a further three years, whose new term accordingly expires on the approval of the financial statements at 31 December 2006:

- Mr. Paolo Bulgari, Chairman
- Mr. Nicola Bulgari, Vice Chairman
- Dr. Francesco Trapani, Chief Executive Officer
- Avv. Giuseppe Ansaldo, Director
- Avv. Roberto Zanchi, Director
- Avv. Francesco Ago, Director
- Mr. Giulio Figarolo di Gropello, Director.

Of these, the Chairman and Managing Director are executive directors and the remaining five are non-executive directors.

The non-executive directors are in a position to be able to provide a substantial contribution to board decisions, both in terms of their number and in terms of their professional qualifications and authority. On the basis of the information received from each director, it is possible to state that the majority of non-executive directors are independent, inasmuch as they hold the requisites provided for by the Code in this respect; this statement is also valid for 2004.

The directors hold positions in other listed companies, including those listed on regulated foreign markets, in financial companies, in banks and in insurance companies as follows:

- ✓ the Chief Executive Officer Mr. Francesco Trapani, is a non-executive director of Banca Nazionale del Lavoro S.p.A. since 2002;
- director Avv. Francesco Ago is a member of the board of Acotel Group S.p.A., which is listed on the New Market in Italy.

No other member of the Company's Board of Directors holds a position as director or statutory auditor in other listed companies.

The Chairman and the Chief Executive Officer report to the Board on a periodic basis on those operations which may have a significant effect on results or the Company's financial position. The Chairman and Managing Director may, singly, call meetings of the Board and coordinate the activities of these meetings. The Chief Executive Officer, as necessary with the assistance of other directors or external advisors, carries out his duties in order that the Board may be informed as to the principal changes in legislation or regulations which may affect the Company and its bodies, takes care of confidential information and is responsible for the publication or other communication of price sensitive information to third parties in accordance with CONSOB regulations. In this respect, each director has been made sensitive to keeping documents and other information acquired in the course of his duty under strict confidentiality.

The Chairman and the Chief Executive Officer have been granted with the widest possible powers of ordinary and extraordinary management in every sector in which the Company operates, as a free, single, sole signatory.

The Board of Directors maintains exclusive powers over the following matters, in addition to those exclusive powers granted by article 2381 of the civil code:

- for each single operation, where the commitment involved exceeds Euro 30 (thirty) million (or equivalent value in foreign currency): to purchase or sell equity investments; to establish in Italy or abroad of new companies or associations; to carry out capital operations regarding both new and existing companies;
- for each single operation, where the commitment involved exceeds Euro 30 (thirty) million (or equivalent value in foreign currency): to sign loan agreements; to issue guarantees;
- for each single operation, where the commitment involved exceeds Euro 2 (two) million (or equivalent value in foreign currency): to purchase goods or services;
- to purchase or sell land and buildings, except for operations with companies either directly or indirectly controlled;
- to sell or otherwise dispose of licences to use trademarks, trade names, intellectual property and other inventions belonging to the Company, unless such operations regard the temporary disposal of such assets.

In addition, the Board:

- ✓ elects from amongst its members a Chairman, a Deputy Chairman and a Secretary; it is possible for the Secretary not to be a shareholder or director;
- ✓ elects from amongst its members a Managing Director, to whom are delegated, singly and separately by other directors, in whole or in part, his duties, responsibilities and powers; the areas or sectors for which he is responsible; and his remuneration. All of these are governed by the limits stated in article 2381 of the civil code;
- ✓ determines the remuneration of the executive directors and of those without specific duties, in accordance with article 2389, paragraph 2, of the civil code;
- ✓ assigns and revokes those powers delegated to persons who are not members of the Board, such as corporate managers or other Company executives or managers, and defines the manner and the limits within which they carry out their duties;
- ✓ reports on behalf of the Chairman to the shareholders in general meeting.

Remuneration committee and committee for the appointment of directors

The remuneration committee was established at the Board meeting of 10 March 2004 in the persons of the directors Giuseppe Ansaldo (Chairman), Roberto Zanchi and Francesco Ago, all of whom are non-executive directors, and met on one occasion in 2004 to propose to the Board of Directors the general criteria by which

the remuneration of top management should be determined, on the basis of the guidelines indicated by the directors delegated for this purpose.
The remuneration of the Chief Executive Officer is linked to the Group's results, including a variable component which is proportional to the net earnings of the Group. In addition, as a result of the resolution taken by shareholders at their meeting of 29 April 2002, amended on 7 March 2003, the Board and the Chairman on the Board's behalf have granted the Managing Director with stock options on Bulgari shares in a series of tranches.
There are no specific procedures for the appointment of directors, such as for example voting by list or the requirement to deposit nomination proposals which include the candidate's *curriculum vitae*; nonetheless this procedure is followed voluntarily by shareholders as a general practice and the Company consents to this.
The Company does not have an appointment committee for nominations to the office of director, as the Board has never met with any difficulty on the shareholders' part to make such nominations.

Internal control system

The Board of Directors is responsible for the internal control system. The Board determines the guidelines of the internal control system and the management of business risks, checking their adequacy, and that they are functioning effectively, on a regular basis, and ensuring that the principal business risks have been identified and are being managed in a suitable manner. These checks are performed with the assistance of the internal control committee.
The internal control system has the following objectives: to verify that business processes are adequate in terms of effectiveness and efficiency and that they are cost-effective; to guarantee the reliability and correctness of financial information; to safeguard the Company's assets; and to ensure that the Company is in compliance with internal and external regulations.
The internal control system may be divided into two parts: (i) line controls, represented by the set of controls which each individual business function carries out on its own particular processes. The responsibility for such controls is that of operational management, who must ensure that there are valid and effective processes to manage risks; (ii) internal audit, assigned to the specific company "internal control" function. This function, equipped with adequate resources, does not respond hierarchically to the head of any operating area, but reports directly to the Chief Executive Officer and refers its findings to the internal control committee and to the Board of Statutory Auditors. The audit activity is extended to all business processes and essentially controls and monitors the first-line risks, contributing in this way to an improvement in the systems of risk management and control. The heads of the business processes have the responsibility for establishing the corrective action required to monitor risks and putting that action into effect.

Internal control committee

The internal control committee is made up of the directors Roberto Zanchi (Chairman), Francesco Ago and Giulio Figarolo di Gropello, all of whom are non-executive directors and independent with respect to the owners and management of the Company. The chairman of the Board of Statutory Auditors and other members of that Board attend the meetings of the committee, as do the Managing Director and, if invited by a member of the committee, managers and advisors of the Company.
The internal control committee has the following duties, which may be either of an advisory or propositional nature:
(i) to assist the Board of Directors in managing and coordinating the activities of the internal control function; (ii) to review the work programme prepared by the Managing Director and by the head of the internal control function and to receive the periodic reports issued by them; (iii) to review together with the head of administration and the Company's independent auditors the suitability of the accounting principles and policies adopted and their consistency for the preparation of the consolidated financial statements; (iv) to review the proposals made by the independent auditors for the respective engagement under consideration, together with the audit programme and the findings described by the auditors in their report and in their management letter; (v) to vigilate over the manner in which the Ethical Code is being put into place and over its effectiveness, with the assistance of the internal control function and, where necessary, external consultants; (vi) to coordinate, as necessary through the Managing Director, the activities of the internal control function established to identify the risks relating to Legislative Decree 231/2001 and to design a

model consisting of organising, administrative and control activities that is able to prevent those actions considered as offences by Legislative Decree 231/2001 being committed; (vii) to report to the Board on its activities and the adequacy of the internal control system at least on a six-monthly basis on the approval of the annual and of the half-yearly financial statements.
The duties of the internal control function, taking the Company's activities as a whole, are: (i) to be responsible for periodically updating those parts of the internal control system set in place to monitor compliance with laws and regulations, the safeguarding of the Company's assets and the reliability of financial information; (ii) to bring to a conclusion the activities currently in progress to identify risks, paying particular attention to those offences to which Legislative Decree 231/2001 relates, and to design a model consisting of organising, administrative and control activities that is able to prevent the occurrence of those offences; (iii) to vigilate over the manner in which the internal control system is being put into place and over its effectiveness; (iv) to note any breaches of the procedures, models or codes of conduct adopted; (v) to note any need to modify the system of internal control.
In 2004, the internal control committee reviewed the 2005 audit programme prepared by the head of the internal control function and noted the contents of the management letter issued by the independent auditors on the internal control system and on the accounting and administrative procedures currently used by Group companies. The committee similarly reviewed the progress being made in preparing the management, organisation and control model intended to prevent those offences to which Legislative Decree 231/2001 relates being committed.

Related party transactions
If the Company's directors have any interest in transactions performed with related parties (as defined by International Accounting Standard 24 and as referred to in CONSOB Communication no. 2064231), carried out and completed by the Company itself or through a company or companies under its control then, in accordance with the CONSOB recommendations, with the recent provisions introduced by the CONSOB Regulations for issuers and with CONSOB Communication no. 2064231 of 30 September 2002, they are required to inform the Board on a timely basis and in a complete manner as to the existence of such interest and the underlying circumstances, even though this may only be of a potential or indirect nature, and to leave the Board meeting when any decision is being taken in this regard.
The Board may engage third parties to provide *fairness opinions* or *legal opinions* in those situations in which the value or other characteristics of a transaction with a related party deem this to be necessary, in order to assist them in ensuring that the terms and conditions of these operations do not differ from those which would probably be agreed between unrelated parties.

Relations with institutional investors and other shareholders - information management
A dedicated business function has been set up within the Administration, Finance and Control Department with the aim of encouraging a continuing dialogue with shareholders at large and in particular with institutional investors.
A specific section of the web site www.bulgari.com is dedicated to financial and legal communications, and presentations distributed during meetings with the financial community may be found within this section, together with the text of press releases, a timetable of the more important Company events, documentation regarding the financial and consolidated financial statements of recent years, quarterly and half-yearly reports and all the explanatory reports issued by the directors to provide information on matters to be presented to the Company's shareholders for their discussion and approval in general meetings; in all these cases, an indication is provided of the latest update. The latest version of the Company's bylaws, the regulations governing shareholders' meetings, the composition of Company bodies, information on the Company's corporate governance and the Internal Dealing Code may also be found in this section.
A mailing list has been set up to enable documentation requests to be handled on specific matters of interest.
The Company organised regular meetings in 2004 with the financial community.
The Company follows the "Guidelines for Providing Information to the Market", issued by Borsa Italiana S.p.A., when reporting information to the public.
Press releases regarding resolutions taken to approve the annual financial statements and the half-yearly and quarterly reports, together with those relating to decisions taken by the Board of Directors or to extraordinary operations requiring the Board's approval, are presented in advance to the Board for its screening and

approval; if this is not possible for operating reasons, then the screening and approval of the Managing Director is obtained in the Board's place.
Press relations and communications with the press and with institutional and private shareholders are the responsibility of the External Relations office (Paolo Piantella - paolo.piantella@bulgari.com, tel. 06 68810593) and Investor Relations office (Renata Casaro - renata.casaro@bulgari.com, tel. 06 68810467).
The Board of Directors has recently adopted the Code of Behaviour, also known as the "Internal Dealing Code", in compliance with the regulations recently introduced by Borsa Italiana S.p.A.. This requires Relevant Persons, as defined in the Code, to transmit the requisite market communications to the Company by the third day open of trading following the last day of each calendar quarter for transactions whose individual amount or cumulative total exceeds Euro 50,000 for each person making such statement, or immediately and without delay for transactions whose individual amount or cumulative total for the days to date within the quarter exceeds Euro 250,000 for each person making such statement.

Regulations governing shareholders' meetings
The Company has a set of regulations which governs the procedures of order and the functional procedures of shareholders' meetings, which guarantee each shareholder the right to speak on the matters under discussion. The full text of the regulations is published on the Company's internet site.

Board of Statutory Auditors
The Company's bylaws establish the use of voting lists for the election of the Board of Statutory Auditors, in compliance with consolidated law TU 58/1998, which guarantees minority representation in the Board. The bylaws explicitly state that the names of proposed candidates should be deposited at the Company's registered office prior to the shareholders' meeting and should include the curriculum vitae of each candidate by way of consolidated practice. Details of the most important operations or asset transactions are provided to the Board of Statutory Auditors on a quarterly basis.
The Board of Statutory Auditors is currently made up of Prof. Paolo Resta as Chairman, Dr. Maurizio De Magistris and Dr. Stefania Libori as Standing Members and Dr. Berardino di Paolo and Dr. Alberto Sabatini as Substitutes. Their term of office expires on the approval of the financial statements as of 31 December 2004. As a consequence, a new Board will be appointed at the coming shareholders' meeting to be held on 28 April 2005, elected under the voting list procedure.
The Board of Statutory Auditors regularly attended the meetings of the internal control committee during 2004.
The following is a list of other positions held by the Standing Members of the Board of Statutory Auditors in other companies listed in Italy or on foreign regulated markets or in financial companies, banks or insurance companies:

- The Chairman Prof. Paolo Resta is a Standing Member of the Board of Statutory Auditors in Banca del Fucino in Rome
- The Standing Member Dr. Maurizio De Magistris is a Standing Member of the Boards of Statutory Auditors of the companies Alenia Marconi System S.p.A. and Alenia Spazio S.p.A. of the Finmeccanica Group.

Subsequent events regarding Corporate Governance 2004

Organisational, administrative and control model as per Legislative Decree 231/2001

Legislative Decree 231/2001 entitled *" Regulation of the administrative responsibility of corporate persons, companies and associations not necessarily of a corporate nature"* introduced into the body of Italian law a regime of the administrative responsibility of companies for offences defined therein and committed by Directors, Managers or Employees in the interest of or for the benefit of the company. In compliance with article 6 of the Decree, the Company has approved through a resolution of the Board of Directors of 22 March 2005 an organisational, administrative and control model as required by this Decree, based also on the specific guidelines developed for this issue by the trade associations and with the assistance of external advisors. This model has yet to be supplemented in certain areas. The Controlling Body is made up of three members selected on a collegiate basis and consists of two external members who are experts in legal matters (Prof. Avv. Bruno Assumma as Chairman and Avv. Cristiano Fava) and the head of internal control (Mrs. Lucilla Marchetti). This body has the power to initiate action and the power to control. It has the

responsibility to report to the Board of Directors any additions or amendments to the model which may be needed as a result of changes in legislation or from changes of an organisational nature within the Company; to watch over the manner in which the model is functioning and the extent to which it is being followed; and to promote the training of personnel. The objective of these activities is to ensure a continuous verification of the effectiveness and suitability of the model.

TABLE 1: STRUCTURE OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

(1) Percentage attendance by directors at the respective meetings of the Board of Directors and the remuneration committee

(2) Percentage attendance by directors at the meetings of the Board of Directors

Board of Directors							Internal control committee		Remuneration committee	
Position	Members	Executives	Non-executives	Independent	(1)	Number of other positions held		(1)		(1)
Chairman	Bulgari Paolo	X								
Deputy Chairman	Bulgari Nicola		X							
Managing Director	Trapani Francesco	X				1				
Director	Ago Francesco		X	X		1	X		X	
Director	Ansaldo Giuseppe		X						X	
Director	Figarolo di Gropello Giulio		X	X			X			
Director	Zanchi Roberto		X	X			X		X	

	Board of Directors	Internal control committee	Remuneration committee
Number of meetings held during the year	7	3	1

TABLE 2: BOARD OF STATUTORY AUDITORS

Position	Members	Percentage attendance of the Board at meetings of the Board of Directors	Number of other positions held**
Chairman	Resta Paolo	86%	1
Standing member	De Magistris Maurizio	100%	2
Standing member	Libori Stefania	100%	
Substitute	Di Paolo Berardino	-	
Substitute	Sabatini Paolo	-	
Number of meetings held during the year: 7			
***Indicate the threshold required for minorities to present voting lists for the election of one or more* standing members (article 148 TUF):** 3% of capital holding voting rights in an ordinary general meeting			

TABLE 3: OTHER INFORMATION REQUIRED BY THE CODE OF SELF REGULATION

	YES	NO	Summary of reasons for any deviation from the recommendations of the Code
Delegation system and related party transactions			
Has the Board of Directors delegated on the basis of the following:			
a) limits	X		
b) means of accomplishment	X		
c) reporting frequency?	X		
Has the Board reserved for itself the examination and approval of operations and transactions having a particular economic or financial importance (including related party transactions)?	X		
Has the Board defined guidelines and criteria for the identification of "significant operations"?		X	
Are these guidelines and criteria described in the report?		X	
Has the Board established appropriate procedures to examine and approve related party transactions?		X	
Are the procedures for the approval of related party transactions described in the report?		X	
Procedures for the most recent appointment as director or statutory auditor			
Were the proposal details of the candidate for director deposited at least ten days in advance?	X		
Did the proposal for candidature as director include complete information?	X		
Did the proposal for candidature as director include a description by the candidate of his suitability to be considered independent?	X		
Were the proposal details of the candidate for statutory auditor deposited at least ten days in advance?	X		
Did the proposal for candidature as statutory auditor include complete information?	X		
Shareholders' meetings			
Has the company approved regulations governing shareholders' meetings?	X		
Are the regulations attached to the report (or is there a description as to where these may be obtained or from where they may be downloaded)?	X		
Internal control			
Has the company appointed an internal control officer or officers?	X		
Is the officer/are the officers independent hierarchically from the heads of operating areas?	X		

Business unit head of internal control (article 9.3 of the Code)	Lucilla Marchetti Lungotevere Marzio, 11 Tel. 06 68810418 – fax 06 68810614 Lucilla.Marchetti@bulgari.com		
Investor relations			
Has the company appointed a head of investor relations?	X		
Business unit and contact details of the head of investor relations (address/telephone/fax/e-mail)	Renata Casaro Lungotevere Marzio, 11 Tel. 06 68810467 – fax 06 68810614 Renata.casaro@bulgari.com		

Rome, 22 March 2005

For the Board of Directors

The Chairman

Paolo Bulgari

Report of the Board of Directors on the increase of share capital by cash payment, divisible, in accordance with article 2441, fifth paragraph, of the civil code

Extraordinary Shareholders' Meeting of 28 April 2005 First item on the agenda

Shareholders,

In its meeting of 7 March 2005, the Board of Directors took the decision that it would be appropriate to convene you to discuss and resolve on a proposal to increase the Company's share capital by cash payment, divisible, through the issue of up to 1,800,000 ordinary shares of the Company, with the exclusion of shareholders' option rights in accordance with article 2441, fifth paragraph, of the civil code, as these are to be retained for the Chief Executive Officer Mr. Francesco Trapani.

It is in the Company's interest to exclude option rights, as this provides a means by which an incentive may be given to the Chief Executive Officer of the Company, through a stock option mechanism, a means used in the past. In addition, this is required since the stock option plan resolved by shareholders in 2002 and subsequently amended has been fully realised, with the assignment of all the options permitted under that decision.

The reasons supporting the adoption of the previous plan are the same as those which lead us believe that it is appropriate to maintain such a means of incentivation for the three year period from 2005 to 2007, noting also the important results which the Company has achieved. We have also taken into consideration the fact that stock options are also, and indeed especially, widely used in market practice as a valid means of instilling loyalty in the most deserving echelons of top management

The shares to be issued are therefore to be allocated to a stock option plan, to be put into effect by the Board of Directors, with the possibility for the Board to delegate this responsibility to its Chairman, as per the proposal which will be presented to shareholders for their approval in accordance with the terms described below.

The term for subscribing to the shares is determined as 2014, as the Board intends to retain the right to grant options up until 2007 and to require that the options may only be exercised after a certain period of time following their assignment (the so-called vesting period) and that they then may be exercised for a suitably long period following such vesting period.

The issue price of the shares will be determined by the Company's Board of Directors, which may delegate such responsibility to the Chairman, at the date on which the options are granted, at a price per share, consisting of par value plus the share premium, equal to the average of the official price of the Bulgari share on the Telematic Share Exchange, organised and administered by Borsa Italiana S.p.A., during the month preceding that in which they are granted (by "previous month" is intended the period from the date on which the options are granted to the same day of the preceding month; in determining the average price, only those days will be counted on which the Stock Exchange is open for trading and on which the Bulgari share was traded in a genuine transaction). The issue price cannot in any case be lower than that determined under the provisions of the sixth paragraph of article 2441 of the civil code, and namely on the basis of the net equity of the Company as stated in the most recent financial statements approved by shareholders prior to the date of granting the options, taking also into consideration the variations in the quoted price of the share in the previous six months.

The Board of Directors believes that the reference to the average value expressed by the Stock Exchange in the month prior to the date of granting the options, which is a means of expressing the Company's value on the

basis of its market capitalisation, is a suitable criterion for the determination of the issue price.

This criteria is moreover that used as a basis for determining the so-called "normal value", with respect to which the prevailing tax legislation permits a favourable treatment of the profits which are earned on the exercise of a stock option.

The Board similarly believes that the establishment of a minimum price, based on the value of the Company's net equity stated in the most recent financial statements approved by shareholders prior to the date of granting the options, taking also into consideration the variations in the quoted price of the share in the previous six months, in the period during which it is intended to grant the options is, from one time to the next, in conformity with the principles included in article 2441, sixth paragraph, of the civil code.

The shares issued will have dividend rights commencing on the first day of the calendar year in which they are subscribed.

The Board of Directors, which may delegate such duties to the Chairman if necessary, will therefore have the possibility, but not the obligation, to grant option rights, and may determine each and every other condition regarding the granting of the options, without limit, including the time period during which the shares must be subscribed, which may not extend beyond 2014, the number of options, the period after the grant date beyond which the options may be exercised, the treatment of options not yet exercised or not yet exercisable should the relationship between the Managing Director and the Company cease, for whatsoever reason, and the amendments to be made if there are changes to social security or tax legislation or other laws and regulations which relate to carrying out the stock option plan.

The following resolution is therefore presented to shareholders for their approval:

"Share capital is increased by cash payment, in a divisible form, by the issue of a maximum of 1,800,000 (one million eight hundred thousand) shares each of par value Euro 0.07. In accordance with article 2441, fifth paragraph, of the civil code, the increase is reserved to the Chief Executive Officer *Mr. Francesco Trapani, to whom the Board of Directors, which may delegate such duties to the Chairman if necessary, may grant the respective subscription rights in one or more tranches by and not beyond 31 December 2007.*

The increase in share capital may be subscribed on the basis of the rights granted by and not beyond 31 December 2014; if the increase is not fully subscribed by that date, it will remain at such lower amount which is the result of the subscriptions actually made.

The issue price of the shares will be determined by the Company's Board of Directors, which may delegate such responsibility to the Chairman, on granting the subscription rights, at a price per share consisting of the par value plus the share premium, equal to the average of the official price of the Bulgari share on the Telematic Share Exchange, organised and administered by Borsa Italiana S.p.A., during the month preceding that in which they are granted (by "previous month" is intended the period from the date on which the options are granted to the same day of the preceding month; in determining the average price, only those days will be counted on which the Stock Exchange is open for trading and on which the Bulgari share was traded in a genuine transaction). The issue price cannot in any case be lower than that determined under the provisions of the sixth paragraph of article 2441 of the civil code, and namely on the basis of the net equity of the Company as stated in the most recent financial statements approved by shareholders prior to the date of granting the options, taking also into consideration the variations in the quoted price of the share in the previous six months.

The shares issued in this manner will have the same rights as the ordinary shares already in circulation and will have dividend rights commencing on the first day of the calendar year in which they are subscribed.

The Board of Directors, which may delegate such to the Chairman, is hereby assigned each and every power necessary to put into effect the present resolution including, without limit, the possibility of determining the date on which the options are to be granted, within the time period established above, of determining the number of subscription rights to be granted, which may be in one or more tranches, the possible period after the grant date beyond which the options may be exercised, the treatment of options not yet exercised or not yet exercisable should the relationship between the Managing Director and the Company cease, for whatsoever reason, and the amendments to be made if there are changes to social security or tax legislation or other laws and regulations which relate to carrying the stock option plan.

Rome, 7 March 2005

For the Board of Directors

The Chairman

Paolo Bulgari

B V L G A R I

Bulgari S.p.A. e Controllate

Relazione del Consiglio di Amministrazione sull'andamento della gestione al 31 dicembre 2004

BULGARI S.P.A. E CONTROLLATE

Relazione del Consiglio di Amministrazione sull'andamento della gestione al 31 dicembre 2004

Premessa

Ai sensi dell'art. 2428 del Codice Civile, del D. Lgs. N. 58/1998 e in ottemperanza alle delibere e raccomandazioni Consob, il Consiglio di Amministrazione della Bulgari S.p.A. ha redatto la presente relazione sull'andamento della gestione relativa all'esercizio 2004 che riguarda sia il bilancio consolidato che il bilancio d'esercizio.
I bilanci al 31 dicembre 2004, elaborati secondo i criteri previsti dalla vigente normativa, sono stati posti a confronto con i bilanci chiusi al 31 dicembre 2003.
Il bilancio consolidato ed il bilancio d'esercizio della Bulgari S.p.A. al 31 dicembre 2004 sono stati assoggettati a revisione contabile dalla società KPMG S.p.A. secondo la normativa in vigore.

Signori Azionisti,

l'anno appena concluso, nonostante permangano ancora a livello mondiale scenari di incertezza geo-politica, almeno in determinate aree è stato certamente un anno con indicatori di crescita costanti, dopo più di un biennio di recessione generale.
Quello che presentiamo, al termine dell'esercizio 2004, è sicuramente un bilancio del Gruppo Bulgari con risultati di rilievo, che mostra una situazione finanziaria di assoluta tranquillità, a conferma del successo delle azioni intraprese nell'ultimo triennio per contrastare la difficile congiuntura del mercato mondiale.
Le vendite nette consolidate sono state pari a 827,7 milioni di Euro, a cambi correnti in crescita del 9,0% rispetto ai 759,3 milioni di Euro del 2003, e del 12,1% se si scorpora l'effetto negativo della variazione delle valute nel confronto tra i due anni. Il risultato operativo è stato pari a 134,2 milioni di Euro, in crescita dell'14,8% rispetto ai 116,9 milioni di Euro dell'esercizio precedente, mentre l'utile netto è risultato pari a 108,3 milioni di Euro, con una crescita del 17,5% rispetto ai 92,1 milioni di Euro del 2003.
Anche da un punto di vista patrimoniale il Gruppo si è ulteriormente rafforzato, tanto che l'indebitamento netto è passato dai 44,9 milioni di Euro di fine 2003, ai 10,2 milioni di Euro di fine 2004.
La convinzione è che il difficile bienno 2002-2003 sia servito a rafforzare la struttura della Vostra società e che sia stato propedeutico, ai primi segnali di ripresa del mercato, al ritorno alla crescita, dimostrando, ancora una volta, la forza del marchio BVLGARI e la capacità di reazione della propria struttura.
Per i prossimi mesi l'impegno resta rivolto ad un ulteriore sviluppo dei volumi, supportato anche dalle importanti novità di prodotto in tutte le categorie merceologiche in cui opera il Gruppo. E' evidente che la generale situazione economica risulterà ancora una volta determinante, quale fattore esogeno rispetto al Gruppo. Ed è proprio dall'analisi, seppure molto sintetica, dello scenario macro-economico, che è opportuno partire per comprendere meglio i risultati del Gruppo nel 2004, oltre che le prospettive per i mesi a venire.

Scenario macro-economico

Dalla fine del 2003 e nel corso del 2004 la ripresa economica è divenuta gradualmente stabile con una crescita globale di circa il 5%, valore al di sopra del trend storico degli ultimi anni, con una forte crescita nei paesi industriali ed una eccezionale rapida espansione in mercati emergenti, in particolare in Cina. Ciò ha comportato un forte incremento della produzione industriale, degli investimenti e dei flussi commerciali, con un generale miglioramento nei mercati del lavoro.

Pur in presenza di dati altalenanti nei vari trimestri, la crescita complessiva continua ad essere guidata dagli Stati Uniti, con un forte supporto da parte dell'Asia. La ripresa in Europa, invece, nonostante alcuni segnali positivi, rimane comunque debole e pesantemente dipendente dalla domanda esterna, penalizzata dall'Euro forte. In particolare la Germania, che vale circa un terzo dell'economia dell'area Euro, e l'Italia attraversano un momento sempre difficile.
Le prospettive della crescita globale restano buone, anche se un po' più deboli rispetto alle precedenti attese. I tassi di interesse dovranno certamente crescere, con il procedere della ripresa economica, con entità e tempistiche che potranno variare anche considerevolmente tra i vari paesi, in base al relativo ciclo economico. In ogni caso la sfida principale sarà quella di approfittare dello scenario in miglioramento per affrontare alcune riforme strutturali di medio-lungo periodo. La sensazione, infatti, è che senza tali azioni vi siano seri problemi in molte regioni, con un'economia mondiale complessivamente più vulnerabile, rispetto al passato, alle eventuali crisi che si troverà inevitabilmente ad affrontare.
Con riferimento ai mercati di maggiore interesse per il Vostro Gruppo, di seguito si danno i seguenti ulteriori dettagli.

USA

Negli Stati Uniti la crescita del 2004 è stata del 4,4%, dopo il 3,3% del 2003, con un quarto trimestre in cui il PIL è salito del 3,8%, al di sopra delle previsioni iniziali. Un risultato che dovrebbe spingere la *Federal Riserve* a proseguire nella manovra di rialzo dei tassi di interesse. A inizio febbraio 2005, infatti, è avvenuto il sesto rialzo consecutivo dei tassi americani, in nove mesi passati dall'1% al 2,5%, e tutto lascia intendere che la graduale manovra restrittiva continuerà ancora per qualche mese.
L'atteggiamento della *Federal Riserve* conferma il quadro di espansione economica negli Stati Uniti. La produzione sta crescendo, sebbene a passo moderato, nonostante l'incremento dei prezzi dell'energia e le condizioni del mercato del lavoro sono in progressivo miglioramento. L'inflazione e, soprattutto, le aspettative inflazionistiche per il futuro restano contenute.
Nel 2005 la crescita dell'economia statunitense dovrebbe rimanere superiore al 3%. I primi dati dell'anno confermano che il settore manifatturiero continua a rafforzarsi e la spesa al consumo prosegue nel trainare l'espansione.
L'unico aspetto di preoccupazione negli Stati Uniti è il *deficit* federale cresciuto a livelli record, da un 2001 con un *surplus* di bilancio dell'1%, in conseguenza della recente politica fiscale fortemente espansiva. Per questo motivo il budget 2006 presentato al Congresso dall'amministrazione Bush mostra un ritorno all'austerità, con un programma all'insegna di drastici tagli alla spesa pubblica.
Per il 2005 tutto fa dunque pensare agli Stati Uniti sempre nel ruolo di locomotiva dell'economia mondiale.

EUROPA

Per l'area-Euro, dopo un 2003 particolarmente negativo, con una crescita complessiva di solo mezzo punto percentuale e con la Germania addirittura in calo (meno 0,1 per cento), il 2004 ha dato qualche segnale di ripresa, sebbene il continuo apprezzamento dell'Euro, ostacoli le esportazioni.
In Italia il prodotto interno lordo è cresciuto dell'1,2%, dopo che nel 2003 era cresciuto dello 0,3%, e nel 2002 dello 0,4%. Un risultato certamente non positivo, inferiore alla media dell'1,6% dell'area Euro, con una forte flessione (-0,3%) nell'ultimo trimestre dell'anno. Non vi è dubbio pertanto che l'economia nel nostro paese sia ancora in difficoltà. Sul modesto incremento del Pil nel 2004 hanno pesato in particolare i cali dell'export e degli investimenti, componenti che in genere maggiormente stimolano la crescita, che hanno indubbiamente risentito degli effetti della rivalutazione della moneta unica. Anche il turismo nel nostro paese, in particolare di provenienza extra-Ue, è stato ancora fortemente penalizzato dall'Euro forte e nel nostro paese il mercato del cosiddetto *tax free shopping* rappresenta sempre un elemento determinante per il buon andamento delle vendite, soprattutto nel comparto dei beni di lusso.

In Francia, dopo un 2003 con una crescita dell'economia dello 0,5%, il 2004 ha registrato una crescita superiore al 2%, mostrando chiari segnali di ripresa. Restano però ancora negative le prospettive relative al tasso di disoccupazione ancora intorno al 9,5%, superiore di circa mezzo punto rispetto alla media Europea e ben lontano dai tassi degli Stati Uniti e del Giappone, entrambi intorno al 5%.
I primi tre trimestri del 2004 facevano pensare che la Germania fosse uscita finalmente dalla fase di recessione e potesse tornare ad essere la locomotiva d'Europa. Purtroppo i dati del Pil nel quarto trimestre (-0,2%) hanno mostrato un paese ancora in difficoltà, in particolare a causa di una domanda interna debole. Pesano la disoccupazione elevata e una persistente sfiducia nel futuro. L'unico dato positivo in tutto il 2004 riguarda le esportazioni, che hanno toccato il record storico di 731 miliardi di Euro. In questi anni, la prima economia dell'area Euro è riuscita a rimanere competitiva sui mercati internazionali delocalizzando all'estero molti stabilimenti, riducendo i costi di produzione.
L'andamento dell'economia in Gran Bretagna è sempre fortemente condizionato dalla ripresa degli Stati Uniti, visti gli stretti legami negli scambi commerciali e negli investimenti tra le due nazioni. Nel 2004 la crescita è stata superiore al 3%, trainata sempre dal settore dei servizi.

GIAPPONE
In Giappone lo scenario è in deciso miglioramento. La recenti stime della crescita del prodotto interno lordo reale per l'intero 2004 sono superiori al 4%, dopo che nel 2003 era stata pari al 2,5%. Resta comunque sempre prudenza tra gli economisti, in quanto la domanda interna è ancora piuttosto debole e, soprattutto, il problema della deflazione non accenna a scomparire.

MERCATI FINANZIARI
Abbiamo già ricordato che i tassi applicati negli Stati Uniti dalla Federal Reserve sono ripresi a crescere dalla metà del 2004, dopo che a metà 2003 avevano raggiunto i minimi da quarantanni.
La Banca Centrale Europea nel corso del 2004 non ha invece rivisto i tassi di riferimento, fermi da metà del 2003 al 2%, dopo le riduzioni del costo del denaro effettuate nella prima metà dello stesso anno. Le autorità monetarie Europee hanno recentemente espresso ottimismo, forse anche oltre quanto molti analisti non si sarebbero aspettati, sulla crescita della zona Euro, definendo un fenomeno transitorio il rallentamento economico della seconda metà del 2004. Le stesse autorità hanno così preannunciato che in futuro saranno chiamate ad aumentare i tassi, anche se rimane ancora molta incertezza sulla tempistica.
L'inflazione resta invece a livelli bassi a causa dell'effetto combinato dell'economia comunque ancora debole e del deciso rialzo dell'Euro contro il Dollaro.
Proprio in riferimento al rapporto di cambio Euro/dollaro, ricordiamo la significativa variazione avvenuta negli ultimi due anni, nel corso dei quali siamo passati dalle quotazioni intorno a 1,10 di inizio 2003, fino ai livelli record di fine 2004, con un rapporto di cambio che ha superato 1,36. Il cambio medio Euro/dollaro nel corso del 2004 è stato di 1,24 contro l'1,13 del 2003.
I mercati borsistici, in particolare in America, hanno ripreso a crescere già dalla seconda parte del 2003. Tutti i principali mercati hanno pertanto chiuso il 2004 con un segno positivo e la tendenza sembra mantenersi nella fase iniziale del 2005.

QUOTAZIONE DELL'ORO
Storicamente la quotazione dell'oro è cresciuta nei periodi di incertezza politica. In effetti, prima degli attacchi terroristici agli Stati Uniti, la quotazione era inferiore ai 300 dollari/oncia, mentre da fine 2003 e per tutto il 2004 si è mantenuto su quotazioni più vicine a quota 400 dollari/oncia. La media nell'esercizio appena concluso è stata di 409 dollari/oncia, con una media dell'ultimo trimestre di 434 dollari/oncia, mentre la quotazione a fine anno è stata di 438 dollari/oncia.
Non bisogna comunque dimenticare la correlazione tra la quotazione dell'oro e l'andamento del dollaro. La perdita di valore della moneta USA è stata infatti uno degli elementi chiave della fase rialzista del metallo e, conseguentemente, anche ogni previsione per il suo futuro valore dipenderà dall'andamento del dollaro.

La quotazione dell'oro espressa come Euro/oncia è risultata infatti decisamente più stabile, mantenendosi intorno al valore medio di 320-330 Euro/oncia (31 dicembre 2002: 331 Euro/oncia; 31 dicembre 2003: 330 Euro/oncia; 31 dicembre 2004: 322 Euro/oncia, con una media nell'anno di 329 Euro/oncia).

Attività significative del Gruppo

Anche nel 2004 sono proseguite le attività, ormai parte integrante della mentalità del Gruppo, di continua ricerca di una maggiore efficienza dei processi gestionali e produttivi.

Nel contempo, l'attenzione del Gruppo si è concentrata nell'ulteriore sviluppo e lancio di nuovi prodotti e nel sostegno e rafforzamento del marchio. Ciò ha portato ad una ripresa significativa della crescita delle vendite, grazie anche ad una fase di mercato in costante ripresa in molte importanti economie, ad eccezione di alcuni paesi dell'area Euro, ancora in evidente affanno.

Nell'anno vi sono stati anche investimenti a sostegno della rete di vendita, quali l'apertura dei nuovi "flagship stores" in Giappone a Osaka e a Londra, in New Bond Street, i nuovi negozi a Berlino, a Barcellona, a Hiroshima e Chiba, in Giappone, oltre che al rinnovo di altri negozi a Tokio, a Nagoya, a Chicago, a Honolulu, e ad Hong Kong.

Tali azioni hanno permesso al Gruppo di raggiungere dei risultati indubbiamente positivi, e sono destinate a proseguire con altrettanta intensità anche nei prossimi mesi.

Attività di sviluppo e lancio nuovi prodotti

Nel corso del 2004, il Gruppo Bulgari si è impegnato nel lancio di un gran numero di nuovi prodotti, con riscontri immediati molto positivi da parte della clientela e si sta già impegnando per il lancio di ulteriori nuovi prodotti anche per il 2005.

Per le novità 2004 ricordiamo, a titolo puramente esemplificativo, che:

- nella gioielleria, dopo il grande successo nel 2003 delle collezioni *Allegra* e *Theme Collection*, nel corso del primo semestre 2004, è stata lanciata la nuova preziosa collezione *Astrale*, che aggiunge ulteriore eleganza e sensualità alla già ricca offerta di prodotti esistente. Sempre per la gioielleria è stata presentata anche una nuova collezione di alta gioielleria;
- nell'orologeria sono numerose le novità, tra le quali la più significativa è la presentazione del nuovo orologio *Ergon*, alla quale si aggiunge l'estensione della gamma delle linee *Aluminium* e *Rettangolo*, oltre che il sempre nuovo assortimento di colori della linea *B.zero1*, lanciata nel 2002;
- nei profumi, a settembre 2004 è cominciata la commercializzazione di *Omnia Cristalline* e di *BLV Notte*, nella versione donna e uomo. Naturalmente, nell'esercizio appena concluso il successo delle vendite si è anche realizzato grazie alle fragranze già esistenti, quali *Eau Parfumeè*, *Pour Homme*, *Pour Femme*, *BLV*, oltre che *Omnia*. Il buon riscontro che ciascuna di tali fragranze continua a ricevere dal mercato fa di Bulgari un operatore di grande successo anche in questo settore. Ricordiamo, infine, che a settembre 2004 è stata inoltre presentata la nuova fragranza per uomo *AQVA*, che verrà commercializzata dal 2005.
- per quanto riguarda gli accessori, è stata allargata l'offerta delle borse Bulgari, della piccola pelletteria, mentre nella seta è stata lanciata la nuova linea autunno-inverno.

Bulgari Hotels & Resorts

Il 18 maggio 2004 è stato inaugurato a Milano il primo Hotel a marchio BVLGARI, gestito in partnership con il gruppo Marriott, attraverso la società Bulgari Hotels and Resorts Milano S.r.l..

Ricordiamo che il progetto "Bulgari Hotels & Resorts" prevede l'apertura di un numero limitato di alberghi di lusso, ispirati alla filosofia ed ai criteri stilistici distintivi di BVLGARI.

Fondi chiusi d'investimento "Opera" e "Opera2"

Nel corso del 2004 la controllata Bulgari International Corporation (BIC) N.V. ha versato in Opera Participations S.c.a. ("*Opera*"), ulteriori 7,2 milioni di Euro, raggiungendo così un investimento totale di 23,1 milioni di Euro; la nuova sottoscrizione ha finanziato la ricapitalizzazione di due società controllate dal fondo stesso.

"*Opera*" è il nome del primo fondo chiuso specializzato nell'investimento in settori di beni e servizi tipici dello stile di vita italiano e in cui il "made in Italy" può rappresentare un vantaggio competitivo. Tale fondo ha raccolto impegni di sottoscrizione per un totale di circa 225 milioni di Euro. In tale progetto, il Gruppo Bulgari svolge il ruolo dell'investitore, con una partecipazione a fine dicembre 2004 pari a circa il 12% delle azioni di classe A.1 (le azioni A.1 sono privilegiate nella distribuzione di dividendi, mentre le azioni B.1 non godono di alcun privilegio in fase di distribuzione di dividendi, ma consentono, a chi le detiene, di esercitare il diritto di voto in occasione di delibere di particolare importanza). Il Gruppo Bulgari ha inoltre il ruolo di management partner, avendo anche il 50% di partecipazione nella società di gestione del fondo che, a sua volta, detiene il 100% delle azioni B.1 di Opera Participations S.c.a..

Alla luce dell'esperienza del primo fondo "*Opera*", in data 23 gennaio 2004 è stata costituita in forma di società in accomandita per azioni, di diritto lussemburghese, Opera Participations 2 S.c.a. ("*Opera2*"), con un capitale sottoscritto, al 31 dicembre 2004, pari a 1.020 mila Euro. La società è partecipata, per le sole azioni di classe A.1, al 21,74%, mentre lo è al 100% dalla Opera Management S.A. per le azioni di classe B.1. Anche questo nuovo fondo chiuso valuterà la possibilità di raccogliere impegni di sottoscrizione per investimenti in società che operano in settori di beni e servizi tipici dello stile di vita italiano. L'obiettivo del fondo è di raccogliere impegni di sottoscrizione per complessivi 250 milioni di Euro. A questo proposito, il 26 maggio 2004 è stato annunciato il primo *closing* di sottoscrizione di "*Opera2*" a 90 milioni di Euro, dei quali 20 milioni di Euro da parte del Gruppo Bulgari. In merito a tale fondo, in data 17 giugno 2004 Opera Management S.A., la società di gestione del fondo, ha siglato un accordo strategico di co-investimento con Bearn Stearns Merchant Banking, uno dei principali operatori di *private equity* degli Stati Uniti.

Altri eventi significativi

- In data 21 gennaio 2004 la società Bulgari (Deutschland) GmbH ha acquisito da terzi il 100% della società Bulgari Parfums Deutschland GmbH, con sede a Wiesbaden in Germania, che ha consentito al Gruppo di operare direttamente nella distribuzione di profumi in uno dei mercati più strategici del settore.
- In data 24 febbraio 2004 la società Bulgari International Corporation (BIC) N.V. ha portato al 100% la propria partecipazione nelle società Bulgari (Hong Kong) Ltd. e Bulgari (Taiwan) Ltd., acquisendo il restante 49% delle quote precedentemente detenute da terzi. L'operazione consolida la presenza del Gruppo in mercati ritenuti strategici e con ulteriori possibilità di espansione.
- Dal 4 maggio 2004 la società Bulgari Retail USA S.r.l., costituita in data 22 dicembre 2003 e partecipata interamente dalla Bulgari S.p.A., ha rilevato, attraverso una sua branch negli Stati Uniti, la gestione dell'attività *retail* locale, precedentemente svolta da Bulgari Corporation of America Inc. Quest'ultima è ora responsabile della sola distribuzione di prodotti a marchio BVLGARI ai *retailers* sul mercato statunitense ed in America Latina.
- Il 12 maggio 2004 è stato siglato un accordo di joint-venture tra il Gruppo Bulgari e il Gruppo Leviev, uno dei più grandi produttori al mondo di diamanti tagliati. L'accordo ha portato alla costituzione, in data 9 agosto 2004, della società LB Diamonds & Jewelry Sarl, con sede in Svizzera, partecipata al 50% dalla società Bulgari International Corporation (BIC) N.V., controllata interamente da Bulgari S.p.A., e per il restante 50% da LLD Diamonds Ltd., società controllata interamente dal Gruppo Leviev. L'obiettivo è quello di sviluppare ulteriormente l'attività del Gruppo Bulgari relativa alla realizzazione di gioielli con diamanti.

- Il 17 giugno 2004 Bulgari S.p.A. e Luxottica Group S.p.A., società leader mondiale nel settore degli occhiali, hanno rinnovato l'accordo di licenza per la produzione e la distribuzione di occhiali da vista e da sole a marchio BVLGARI.
- In base alle delibere del 23 marzo 2004 di Bulgari International Corporation (BIC) N.V. e di Bulgari Netherlands B.V., la prima società ha incorporato la seconda, con effetto primo gennaio 2004. Tale operazione, che formalmente si è completata nelle prime settimane del secondo semestre, ha consentito una riduzione di costi operativi e la possibilità di una migliore e più snella gestione di partecipazioni all'interno del Gruppo.
- Dal 10 novembre 2004 le società Bulgari Latin America N.V. e Bulgari Latin America Services N.V. sono state liquidate. A partire da tale data, pertanto, entrambe le società non esistono più giuridicamente. Ricordiamo che Bulgari Latin America N.V., con il supporto logistico di Bulgari Latin America Services N.V., svolgeva l'attività di distribuzione ai rivenditori dei prodotti Bulgari in America Latina, attività che dall'agosto 2003 venne rilevata dalla società del Gruppo Bulgari Corporation of America Inc..
- In seguito all'acquisto, avvenuto a fine dicembre 2003, da parte di Bulgari International Corporation (BIC) N.V. delle quote delle società Bulgari South Asian Operations Pte Ltd., Bulgari (Hong Kong) Ltd. e Bulgari (Taiwan) Ltd., precedentemente detenute dalla società Bulgari Asia Ltd., quest'ultima sub-holding, ormai priva di partecipazioni azionarie, nel corso del 2004 ha avviato il processo di liquidazione.
- In data 30 dicembre 2004 è stato acquisito il residuo 50% del capitale della società Crova S.p.A., azienda leader della produzione di gioielleria, della quale il Gruppo Bulgari deteneva il 50% già dal febbraio 2003. L'operazione ha una connotazione strategica ben precisa, rivolta all'integrazione verticale del processo produttivo nel *core-business* del Gruppo, ed è la premessa per l'ottimizzazione di una serie di progetti nell'area, ad esempio, del *product concept*, lo sviluppo prodotto, la prototipizzazione.

Risultati economici

Il consolidamento della ripresa negli Stati Uniti d'America ed in Oriente nel 2004, pur in presenza di un'economia ancora debole in Europa, ha rappresentato un'opportunità per il ritorno alla crescita del settore, che il Gruppo Bulgari ha saputo cogliere tempestivamente, aumentando in modo importante le proprie vendite. E grazie anche allo sforzo compiuto negli ultimi anni per il raggiungimento di strutture più snelle ed efficienti si è anche avuta una crescita più che proporzionale dei risultati economici.

Nel 2004 i ricavi netti consolidati del Gruppo Bulgari, pur penalizzati dall'apprezzamento dell'Euro rispetto a tutte le altre valute, sono stati pari a 827,7 milioni di Euro, in crescita del 9,0% rispetto ai 759,3 milioni di Euro del 2003. A cambi comparabili la variazione rispetto all'esercizio precedente è del 12,1%, un risultato di rilievo ottenuto in modo organico, senza alcuna variazione nel perimetro di consolidamento.

Ricordiamo, infatti, che l'acquisizione del residuo 50% della società Crova S.p.A. da parte di Bulgari S.p.A. è avvenuto in data 30 dicembre 2004, pertanto dal punto di vista economico avrà effetto solo dal 2005.

Grazie alle vendite, tornate a crescere a cambi comparabili in doppia cifra, i risultati economici sono in significativo aumento rispetto all'anno precedente.

L'utile operativo è passato dai 116,9 milioni di Euro del 2003 ai 134,2 milioni di Euro del 2004, con una crescita del 14,8% rispetto all'esercizio precedente, mentre in termini di incidenza sui ricavi netti è passato dal 15,4% dell'anno 2003 al 16,2% dell'anno 2004.

Il risultato netto è stato pari a 108,3 milioni di Euro, in crescita del 17,5% rispetto ai 92,1 milioni di Euro dello scorso anno e rappresenta il 13,1% del fatturato (12,1% nell'esercizio 2003).

Oltre alla crescita delle vendite, un contributo determinante per l'ottenimento di tali risultati è venuto dalle attività di ottimizzazione dei processi produttivi e di tutte le strutture organizzative del Gruppo svolte non solo nel 2004, ma anche nel corso del biennio precedente ed i cui benefici hanno trovato pieno riscontro solo nell'esercizio appena concluso. I margini di contribuzione dei prodotti sono migliorati, tutti i costi operativi sono stati contenuti, ad eccezione delle spese

promozionali a sostegno del marchio, pari a oltre 96 milioni di Euro, in crescita dell'19,5% rispetto al 2003.
Tra i più rilevanti investimenti promozionali effettuati nello scorso esercizio, complessivamente pari all'11,6% del fatturato, si ricordano quelli dedicati al lancio della nuova linea di gioielleria *Astrale* e del nuovo orologio *Ergon*.
Gli interessi e oneri finanziari sono diminuiti dai 14,6 milioni di Euro del 2003 agli 8,5 milioni di Euro del 2004, grazie alla diminuzione dell'indebitamento medio del Gruppo tra il 2003 e il 2004.
Nel corso del 2004 ha invece inciso negativamente sul risultato del Gruppo, per 2,4 milioni di Euro, la valutazione a patrimonio netto di Bulgari Hotels and Resorts Milano S.r.l., che ha avuto un risultato netto negativo anche a causa delle spese di *start-up* sostenute nel corso dell'anno di apertura.
Le imposte stanziate nell'esercizio sono state complessivamente pari a 12,9 milioni di Euro con un conseguente *tax-rate* di Gruppo del 10,5% (15,4% nel 2003), particolarmente basso, anche grazie a imposte differite attive (2,8 milioni di Euro) stanziate della capogruppo, Bulgari S.p.A., a fronte di perdite fiscali ancora non utilizzate al 31 dicembre 2004, come meglio precisato in nota integrativa.

La sintesi dei risultati economici è riportata in tabella 1.

TABELLA 1
GRUPPO BULGARI
SINTESI DEI DATI ECONOMICI

(milioni di Euro)	31/12/04	31/12/03	31/12/02
Ricavi netti consolidati	827,7	759,3	773,6
Utile operativo	134,2	116,9	107,6
Utile ante imposte e interessi di terzi	122,7	109,3	91,5
Utile netto	108,3	92,1	76,1

I ricavi in Italia sono cresciuti del 3% rispetto al 2003 e continuano a soffrire soprattutto per il ridotto traffico turistico, penalizzato dal forte apprezzamento dell'Euro e dalle continue tensioni internazionali.
Oltre alla congiuntura ancora non proprio favorevole, il calo dei turisti è uno degli elementi che ha influenzato pesantemente le vendite del Gruppo anche in altri paesi Europei (complessivamente stabili rispetto al 2003), in particolare in Francia e in Svizzera. Sono risultate invece in significativa crescita le vendite sia in Spagna che in Germania.
L'andamento delle vendite nelle Americhe, pur influenzato dalla forza dell'Euro, ha mostrato una crescita a cambi comparabili del 22,4% rispetto al 2003 (+12,9% a cambi correnti), con un buon andamento nel corso di tutto l'anno, a conferma della ripresa del mercato.
Anche i dati delle vendite in Giappone hanno registrato una crescita straordinaria, pari al 27,2% a cambi comparabili (+24,1% a cambi correnti) e dimostrano ancora una volta l'eccezionale successo del marchio BVLGARI in questo mercato.
Sempre positive le vendite in Estremo Oriente, in crescita dell'8,1% a cambi comparabili (+2,7% a cambi correnti), dopo l'incremento del 20% già registrato nel 2003.
In espansione anche i ricavi in Medio Oriente, dove, dopo un biennio di continue tensioni internazionali, la crescita è stata del 26%.

La successiva tabella 2 mostra il valore dei ricavi per area geografica secondo il criterio del mercato di sbocco, la loro ripartizione percentuale sul totale ricavi e la variazione a cambi correnti rispetto all'esercizio precedente.

TABELLA 2
GRUPPO BULGARI
RICAVI PER AREA GEOGRAFICA

Area Geografica	2004	% su tot	Incr. %	2003	% su tot	Incr. %	2002	% su tot	Incr. %
(milioni di Euro)									
Italia	108,7	13%	+3%	105,5	14%	-2%	107,3	14%	+3%
Europa (escl. Italia)	189,6	23%	0%	189,7	25%	-1%	191,4	25%	-3%
America	122,8	15%	+13%	108,7	14%	-6%	115,9	15%	-2%
Giappone	206,5	25%	+24%	166,4	22%	+1%	164,9	21%	+7%
Estremo Oriente	146,5	18%	+3%	142,6	19%	+8%	132,7	17%	-7%
Medio Oriente	36,8	4%	+26%	29,1	4%	-5%	30,6	4%	-13%
Altre	16,8	2%	-3%	17,3	2%	-44%	30,8	4%	+114%
TOTALE RICAVI	827,7	100%	+9%	759,3	100%	-2%	773,6	100%	+1%

Nel 2004 le vendite sono aumentate in tutte le categorie di prodotto, inclusa quella degli orologi (+8,7% a cambi comparabili), che nel biennio precedente aveva sofferto la debolezza del mercato.
Decisamente positive le vendite di gioielli, in crescita del 14,5% a cambi comparabili (+11,4% a cambi correnti), nell'anno pari al 41% del totale ricavi, a continua conferma del successo delle numerose nuove linee lanciate negli ultimi anni.
Buona, come già anticipato, anche la *performance* degli orologi che tornano a mostrare una crescita, pari all'8,7% a cambi comparabili (+5,0% a cambi correnti), che lascia ben sperare per il futuro, dopo il periodo di difficoltà che durava dal secondo semestre del 2001 e che aveva toccato l'intero settore.
Straordinaria la crescita delle vendite di accessori, che sono cresciuti di un ulteriore 13,8% a cambi comparabili (+11,5% a cambi correnti), dopo essere già cresciuti di quasi il 50% nel 2003. Questa categoria di prodotto rappresenta ora il 7,5% dell'intero fatturato del Gruppo.
Le vendite di profumo, in crescita del 15,5% a cambi comparabili (+12,8% a cambi correnti), confermano il successo di Bulgari anche in questa categoria di prodotto; infatti, rispetto ad un mercato sostanzialmente stabile e una base di raffronto piuttosto impegnativa (+9% nel 2003) le vendite del Gruppo sono cresciute significativamente.

La successiva tabella 3 mostra, invece, il valore dei ricavi, la loro incidenza per tipologia di prodotto rispetto al totale ricavi e la variazione a cambi correnti rispetto all'esercizio precedente.

TABELLA 3
GRUPPO BULGARI
RICAVI PER TIPOLOGIA DI PRODOTTO

	2004	% su tot	Incr. %	2003	% su tot	Incr. %	2002	% su tot	Incr. %
(milioni di Euro)									
GIOIELLI	342,7	41%	+11%	307,6	41%	+ 5%	293,8	38%	+ 2%
OROLOGI	256,4	31%	+5%	244,2	32%	- 17%	292,9	38%	- 1%
PROFUMI	154,2	19%	+13%	136,7	18%	+ 3%	132,6	17%	+ 5%
ACCESSORI	62,1	8%	+12%	55,7	7%	+ 40%	39,9	5%	+ 4%
ROYALTIES ED ALTRO	12,3	1%	-18%	15,1	2%	+ 5%	14,4	2%	- 18%
TOTALE	827,7	100%	+9%	759,3	100%	- 2%	773,6	100%	+ 1%

La situazione finanziaria del Gruppo
L'indebitamento netto del Gruppo, alla fine dell'esercizio 2004, è pari a 10,2 milioni di Euro e si raffronta con un indebitamento netto al 31 dicembre 2003 pari a 44,9 milioni di Euro. La

significativa riduzione è dovuta al buon cash-flow generato dalla gestione operativa, oltre che alla prosecuzione delle attività rivolte ad una gestione più efficiente e razionalizzata delle scorte. Il valore delle rimanenze è infatti passato dai 430 milioni di Euro di fine 2003, ai 459 milioni di Euro del 31 dicembre 2004, con una crescita (+6,7%) più contenuta rispetto all'incremento delle vendite e con un conseguente miglioramento della rotazione. Va anche ricordato che al 31 dicembre 2004 è stato consolidato, da un punto di vista patrimoniale, anche il residuo 50% di Crova S.p.A., con un conseguente aumento delle rimanenze di Gruppo di 4,4 milioni di Euro.
L'indebitamento del Gruppo, ormai quasi azzerato, a fine anno porta ad un *gearing* (indebitamento netto/totale patrimonio netto) del 2%.
La parte di indebitamento a lungo termine è caratterizzata da finanziamenti bancari per 28,6 milioni di Euro ottenuti da Bulgari Japan Ltd, per i quali è stata rilasciata una lettera di patronage da parte della Capogruppo, per 18,4 milioni di Euro da Bulgari Corporation of America Inc. e per 11 milioni di Euro da Bulgari S.p.A..
La posizione a breve evidenzia invece una disponibilità liquida conseguente agli incassi delle vendite di fine anno.

La situazione finanziaria netta del Gruppo al 31 dicembre 2004 è riportata in tabella 4.

TABELLA 4
GRUPPO BULGARI
SITUAZIONE FINANZIARIA

(in milioni di Euro) attivo (passivo)	**31/12/04**	**31/12/03**	**31/12/02**
Debiti vs. banche esigibili entro l'esercizio successivo	(27,1)	(13,5)	(10,5)
Debiti vs. banche esigibili oltre l'esercizio successivo	(58,1)	(73,6)	(70,8)
Obbligazioni esigibili oltre l'esercizio successivo	-	-	-
Obbligazioni esigibili entro l'esercizio successivo	-	-	(100,0)
Debiti verso altri finanziatori esigibili entro l'esercizio successivo	(2,8)	(6,3)	(1,5)
Debiti verso altri finanziatori esigibili oltre l'esercizio successivo	-	-	(5,4)
Disponibilità liquide	72,4	45,1	48,9
Attività finanziarie liquidabili entro l'esercizio successivo	3,6	2,7	2,6
Attività finanziarie liquidabili oltre l'esercizio successivo	1,8	0,7	0,3
TOTALE LIQUIDITA' (FABBISOGNO) NETTO	(10,2)	(44,9)	(136,4)
Di cui entro l'esercizio successivo	46,1	28,0	(60,5)
Di cui oltre l'esercizio successivo	(56,3)	(72,9)	(75,9)

Investimenti
Nel corso dell'esercizio 2004 sono stati effettuati investimenti in immobilizzazioni materiali per 27,1 milioni di Euro (23,6 milioni di Euro nel 2003) relativi, principalmente, a lavori per l'apertura o la ristrutturazione di negozi, come il "flag-ship store" di Osaka, di New Bond Street a Londra, i nuovi negozi a Berlino, a Barcellona, a Hiroshima e Chiba, in Giappone, oltre che al rinnovo di altri negozi a Tokio, a Nagoya, a Chicago, a Honolulu, e ad Hong Kong.
Investimenti significativi sono stati realizzati, inoltre, da Bulgari Parfums S.A. (1,9 milioni di Euro) per la messa in produzione di nuove fragranze, da Daniel Roth et Gérald Genta Haute Horologerie S.A. (0,3 milioni di Euro) e da Bulgari Time S.A. (0,3 milioni di Euro) per investimenti produttivi nel settore dell'orologeria, oltre che da Bulgari Global Operations S.A. (0,3 milioni di Euro) per l'acquisto di vetrine da utilizzare nella rete di distribuzione terzi relativamente all'esposizione di prodotti BVLGARI.
Ricordiamo, infine, le migliorie apportate agli uffici della Direzione Generale ed amministrativa della Capogruppo (2,6 milioni di Euro) e gli investimenti di Bulgari Japan Ltd. (0,9 milioni di

Euro) mirati alla creazione di un adeguato laboratorio per garantire un'assistenza di alto livello alla clientela.
Gli investimenti in immobilizzazioni immateriali sono stati pari a 25,1 milioni di Euro (14,6 milioni di Euro nel 2003), relativi principalmente all'acquisizione e all'implementazione di software per la gestione delle principali attività operative del Gruppo (6,9 milioni di Euro, di cui 1,6 milioni di Euro ancora in fase di sviluppo al 31 dicembre 2004), a "buon'uscite" (8,0 milioni di Euro) pagate principalmente da Bulgari (UK) Ltd. per il subentro in locali in affitto a New Bond Street e da Bulgari Japan Ltd. per rilevare un'attività precedentemente gestita da terzi, oltre a "differenze di consolidamento" (6,8 milioni di Euro) generate dall'acquisizione del residuo 50% di Crova S.p.A., del 100% di Bulgari Parfums Germany GmbH, nonché dall'acquisizione del residuo 49% di Bulgari Taiwan Ltd. avvenuta a inizio anno.

Altre informazioni

Corporate Governance
Nella riunione del 10 marzo 2004 il Consiglio di Amministrazione ha deliberato di aggiornare la relazione di confronto tra le regole di governo societario della Bulgari S.p.A. e le disposizioni contenute nel Codice di Autodisciplina delle società quotate fornendone una nuova, della quale di seguito viene fornita una breve descrizione.
Il sistema di governo societario della Bulgari S.p.A., conformemente a quanto previsto dalla legge e dalla normativa CONSOB, è improntato a controllare e gestire in modo adeguato i rischi d'impresa e comunicare in modo trasparente con il mercato.
Al fine di prevenire comportamenti illeciti o irresponsabili da parte di chi opera in nome e per conto delle singole società facenti parte del gruppo Bulgari, nella riunione del Consiglio di Amministrazione del 10 marzo 2004, è stato adottato un Codice Etico in cui sono definite le regole generali e le responsabilità anche etiche e sociali afferenti allo svolgimento dell'attività.
L'attuale Consiglio di Amministrazione è composto da due consiglieri esecutivi, il Presidente e l'Amministratore Delegato, e cinque non esecutivi. Gli amministratori non esecutivi per numero, qualifiche professionali ed autorevolezza sono in grado di apportare un contributo sostanziale alle decisioni consiliari. A seguito delle indicazioni ricevute da ciascun amministratore è possibile confermare, anche con riferimento all'esercizio 2004, che la maggioranza degli amministratori non esecutivi è indipendente, in quanto gli stessi non intrattengono relazioni economiche con la società, che siano di entità tale da condizionarne l'autonomia di giudizio, e non detengono significative partecipazioni azionarie nella stessa.
In merito ai suggerimenti del Codice di Autodisciplina per la creazione di specifici Comitati a supporto e controllo della gestione della società, sono state approvate dall'Assemblea dei Soci, chiamata ad approvare il bilancio d'esercizio e consolidato al 31 dicembre 2003, le seguenti proposte del Consiglio di Amministrazione:
Comitato per la remunerazione:
Il Consiglio di Amministrazione del 10 marzo 2004 ha approvato, in attuazione delle raccomandazioni contenute nel Codice di Autodisciplina e con i compiti nello stesso indicati, la costituzione del Comitato per la remunerazione del quale fanno parte solo consiglieri non esecutivi.
Tale Comitato ha funzioni propositive, fermo restando che il potere di stabilire la remunerazione degli amministratori investiti di particolari cariche in conformità dell'atto costitutivo rimane in capo al Consiglio di Amministrazione. Il Comitato ha facoltà di avvalersi per l'espletamento delle sue funzioni di consulenti esterni, a spese della società. Al comitato per la remunerazione è attribuito anche il compito di proporre al Consiglio di Amministrazione, sulla base delle indicazioni fornite dall'Amministratore Delegato, l'adozione di criteri generali di remunerazione dell'alta direzione della società.
La remunerazione dell'Amministratore Delegato è parametrata ai risultati economici del Gruppo, in quanto composta anche di una quota variabile proporzionale all'utile netto consolidato di Gruppo. Inoltre, l'Amministratore Delegato, in virtù della delibera assembleare del 29 aprile 2002, modificata in data 7 marzo 2003, è beneficiario di un piano di stock option, i cui diritti di

sottoscrizione gli sono stati attribuiti dal Consiglio e per esso dal suo Presidente, entro il 31 dicembre 2004.

Comitato per le proposte di nomina degli amministratori:

La società non si è dotata di un comitato per le proposte di nomina alla carica di Amministratore e non vi sono particolari procedure per la nomina degli Amministratori, quali il voto di lista o il deposito delle proposte di nomina unitamente ai curricula dei candidati.

Comitato per il Controllo Interno:

Con delibera del 10 marzo 2004 è stato altresì istituito, ai sensi dell'art. 10 del Codice di Autodisciplina, il Comitato per il controllo interno, di cui fanno parte tutti Amministratori non esecutivi ed indipendenti rispetto alla proprietà ed al management aziendale. Ai lavori del comitato partecipa il presidente del Collegio Sindacale e/o altri componenti dello stesso, l'Amministratore Delegato, nonché, su invito di uno dei componenti del Comitato, anche funzionari, dirigenti e/o consulenti della società.

Infine, il Consiglio ha deliberato di sottoporre all'approvazione dell'Assemblea degli azionisti la proposta di modificare e/o integrare alcune clausole statutarie al fine di rendere lo statuto coerente con la nuova disciplina dettata dal Decreto Legislativo N. 6 del 17 gennaio 2003 (i.e. la riforma del diritto societario).

Informazioni relative all'adozione degli I.A.S. a partire dal 2005

La Capogruppo Bulgari S.p.A., in base al Regolamento (CE) n. 1725 del 29/9/2003 della Commissione delle Comunità Europee che adotta taluni principi contabili internazionali conformemente al Regolamento n.1606/2002 del Parlamento Europeo, dovrà redigere il proprio bilancio consolidato, a partire dall'esercizio 2005, in conformità con i Principi Contabili Internazionali denominati IAS (International Accounting Standards) o IFRS (International Financial Reporting Standards). Per quanto riguarda il bilancio d'esercizio, il decreto legislativo relativo all'applicazione degli IAS/IFRS rende obbligatoria l'applicazione dei nuovi principi a partire dal 2006, con la facoltà di applicazione già dal 2005.

Con riferimento ai conti consolidati infrannuali da pubblicare nel corso del 2005, la Consob nel Documento di Consultazione "Principi Contabili Internazionali: rendicontazioni periodiche, prospetti di sollecitazione/quotazione, definizione della nozione di parti correlate", pubblicato in data 17 febbraio 2005, ha delineato un regime transitorio che prevede quanto segue:

- per la I relazione trimestrale del 2005 è consentito l'utilizzo della previgente normativa (D.Lgs.127/91, D.Lgs.87/92 e D.Lgs.173/97) per la predisposizione dei prospetti contabili. Le note di commento alla relazione trimestrale devono essere redatte secondo le disposizioni previste dall'allegato 3 D del Regolamento Emittenti. Gli emittenti che predispongono la relazione trimestrale secondo gli IAS/IFRS possono ampliare l'informativa fornita uniformandosi alle disposizioni previste dallo IAS 34 "*Bilanci intermedi*";
- per la semestrale 2005 è richiesta l'applicazione delle disposizioni stabilite dal principio contabile internazionale IAS 34. Nel caso di impossibilità di applicare lo IAS 34 dovrà comunque essere predisposta una riconciliazione dei dati del patrimonio netto e del risultato economico redatti sulla base delle previgenti disposizioni con quelli determinati secondo i principi internazionali.
- la III trimestrale deve essere redatta utilizzando i principi di valutazione e misurazione stabiliti dagli IAS/IFRS. Le note di commento possono essere redatte secondo le disposizioni previste dall'allegato 3 D del Regolamento Emittenti, ovvero secondo le disposizioni previste dallo IAS 34.

In relazione alla data di decorrenza va però tenuto presente che i dati IAS/IFRS dell'esercizio 2005 dovranno essere resi comparabili con quelli dell'esercizio 2004. A tal fine occorre predisporre una situazione patrimoniale al 31 dicembre 2003 rispondente ai criteri previsti dai principi internazionali.

Il Gruppo Bulgari, pertanto, ha già da tempo avviato un processo di analisi e valutazione delle maggiori problematiche contabili, organizzative, di business e di sistema informativo connesse all'introduzione degli IFRS, preparandosi a gestire in maniera efficace gli impatti delle modifiche.

La predisposizione del bilancio secondo i principi contabili internazionali porterà, infatti, tra l'altro, ad un cambiamento dell'informativa societaria e dei criteri di valutazione utilizzati.
A tale proposito, i maggiori impatti stimati sulla realtà del Gruppo Bulgari e della Bulgari S.p.A. in termini di sistemi informativi o in termini economici riguarderanno l'adozione dei seguenti principi:

IFRS 1 First time application
IRFS 2 Share-based payment
IAS 7 Cash flow statement
IAS 14 Segment reporting
IAS 16 Property, plant & equipment
IAS 19 Employee benefits
IAS 22 Business combination
IAS 36 Impairment of assets
IAS 38 Intangible assets
IAS 39 Financial instruments: recognition and measurement

Ad oggi lo stato di avanzamento dell'attuazione delle nuove procedure ha portato alla quantificazione degli impatti sulle principali voci, ad eccezione dell'applicazione dello IAS 19 al T.F.R. delle società italiane del Gruppo. Infatti, viste le incertezze interpretative che ancora oggi caratterizzano il dibattito sulla natura del T.F.R., non è stato ancora dato incarico ad alcuna società per lo specifico calcolo attuariale richiesto. Ricordiamo che in base all'attuale interpretazione del paragrafo 136 dello IAS 19, il T.F.R. è attualmente classificato come "*post-employment benefit*" e non come "*termination benefit*" ed è pertanto considerato un piano pensionistico a "benefici definiti", il cui importo da iscrivere in bilancio va calcolato adottando uno specifico modello attuariale.
Sugli effetti dell'applicazione dei principi contabili internazionali non è pertanto al momento disponibile una riconciliazione tra la previgente normativa (D.Lgs.127/91, D.Lgs.87/92 e D.Lgs.173/97) e gli IAS/IFRS.
Attualmente il Consiglio di Amministrazione della Bulgari S.p.A. è orientato all'utilizzo della previgente normativa (D.Lgs.127/91, D.Lgs.87/92 e D.Lgs.173/97) per la I relazione trimestrale del 2005 e all'applicazione delle disposizioni stabilite dal principio contabile internazionale IAS 34 a partire dalla semestrale 2005.
Nel frattempo è stato chiesto alla società di revisione di anticipare talune verifiche circa la significatività e la correttezza delle valutazioni che il Gruppo sta svolgendo al proprio interno in merito alle riconciliazioni dei dati di patrimonio netto all'inizio e alla fine del 2004, nonché del risultato economico dello stesso anno. L'esito di tali verifiche sarà reso pubblico insieme ai dati della relazione semestrale, come previsto dal precedentemente citato Documento di Consultazione della Consob.

Poteri conferiti al Presidente e all'Amministratore Delegato

Con delibera del Consiglio di Amministrazione della Bulgari S.p.A. del 27 aprile 2001 sono stati conferiti al Presidente e all'Amministratore Delegato, i poteri di ordinaria e straordinaria amministrazione, da esercitarsi con firma disgiunta libera ed individuale, in ogni settore di attività della Società.
Restano di competenza esclusiva del Consiglio di Amministrazione i seguenti poteri:
- ove l'impegno superi l'ammontare di 30 milioni di Euro per ogni singola operazione, acquistare e vendere partecipazioni azionarie, costituire in Italia e all'estero nuove società o enti associativi, effettuare operazioni sul capitale di nuove o già esistenti società;
- ove l'impegno superi l'ammontare di 30 milioni di Euro per ogni singola operazione, stipulare operazioni finanziarie passive e rilasciare fideiussioni;
- acquistare beni e servizi, ove l'impegno superi l'ammontare di 2 milioni di Euro per ogni singola operazione;

- acquistare e vendere proprietà immobiliari, ad eccezione di operazioni con società direttamente o indirettamente controllate;
- cedere e disporre di licenze di marchi, nomi e diritti sulle opere di ingegno e sulle invenzioni appartenenti alla società, salvo si tratti di concessioni temporanee degli stessi.

Nel corso dell'anno 2004 sia il Presidente che l'Amministratore Delegato non hanno esercitato alcun potere di straordinaria amministrazione e non sono state loro attribuite, dal Consiglio, specifiche deleghe in riferimento ad operazioni su capitale di società controllate per importi eccedenti i poteri già conferiti.

Partecipazioni nella Bulgari S.p.A. e nelle società controllate detenute dagli Amministratori

In ottemperanza all'art.79 della delibera Consob 11971/99, come successivamente integrata, si indicano, nello schema di seguito riportato, le partecipazioni nella Bulgari S.p.A. e nelle società controllate detenute dagli Amministratori come risultanti dal Libro dei Soci e sulla base delle comunicazioni e informazioni ricevute. Si precisa al riguardo che nessun componente del Collegio Sindacale risulta detenere partecipazioni nella Bulgari S.p.A. o in società da essa controllate.

PARTECIPAZIONI DEGLI AMMINISTRATORI NELLA BULGARI S.p.A. E IN SOCIETA' CONTROLLATE

Nome e cognome	**Società**	**N. azioni possedute alla fine dell'esercizio precedente**	**N. azioni acquistat e**	**N. azioni vendute**	**N. azioni possedute alla fine dell'esercizio in corso**
Paolo Bulgari	Bulgari S.p.A.	73.490.000 [1]	-	2.950.000	70.540.000 [1]
Nicola Bulgari	Bulgari S.p.A.	73.529.000 [1]	-	2.960.000	70.569.000 [1]
FrancescoTrapani	Bulgari S.p.A.	13.206.348 [2]	-	-	13.206.348 [2]
Giuseppe Ansaldo	Bulgari S.p.A.	5.000	-	-	5.000
Roberto Zanchi	Bulgari S.p.A.	6.000	2.000	-	8.000
Francesco Ago	Bulgari S.p.A.	-	-	-	-
Giulio Figarolo di Gropello	Bulgari S.p.A.	-	-	-	-

[1] di cui n. 70.490.000 azioni facenti parte del Sindacato di voto e di blocco e detenute per il tramite dell'Unione Fiduciaria S.p.A.

[2] facenti parte del Sindacato di voto e di blocco e detenute per il tramite dell'Unione Fiduciaria S.p.A.

Informazioni relative ai piani di stock option

In ottemperanza alla raccomandazione Consob n. 11508 del 15/2/2000 si fornisce, di seguito, un'informazione complessiva sui dati relativi ai piani di stock option riservati a particolari categorie di dipendenti ed all'Amministratore Delegato.

Le seguenti tabelle hanno lo scopo di evidenziare l'evoluzione nel tempo dei piani stessi, il numero dei diritti esistenti ed esercitabili all'inizio ed alla fine dell'esercizio nonché il numero dei diritti attribuiti, esercitati e scaduti nell'esercizio. Vengono inoltre indicati, relativamente a ciascuna ripartizione di tali diritti, i prezzi medi di esercizio e i prezzi di mercato. Si ricorda, infine, che tali piani sono stati deliberati dalle Assemblee Straordinarie degli Azionisti del 10 aprile 1996 e del 30 aprile 1998, successivamente integrate e/o modificate in data 27 giugno 2001, del 29 aprile 2002 e del 29 aprile 2003, al fine di consentire la partecipazione all'azionariato della Società dell'Amministratore Delegato e di alcuni componenti del management in posizione chiave

all'interno della Società stessa e del Gruppo coinvolgendo gli stessi, quindi, nel conseguimento degli obiettivi aziendali.

Evoluzione del piano di *stock option* nell'esercizio:
(prezzi espressi in Euro)

	Anno 2004			Anno 2003		
	Numero di opzioni	Prezzo medio di esercizio	Prezzo di mercato (*)	Numero di opzioni	Prezzo medio di esercizio	Prezzo di mercato (*)
(1) Diritti esistenti all'1/1	6.424.370	6,09	7,35	4.255.590	7,03	4,52
(2) Nuovi diritti assegnati nel periodo	1.587.000	7,81	7,65	2.570.000	4,35	4,40
(3) (Diritti esercitati nel periodo)	1.072.960	4,39	7,86	305.220	3,59	5,48
(4) (Diritti scaduti nel periodo)	128.000	5,78	7,86	96.000	6,10	5,48
(5) Diritti esistenti al 31/12	6.810.410	6,78	9,09	6.424.370	6,78	7,35
(6) Di cui: esercitabili al 31/12	3.850.910	7,17		3.380.695	6,90	

NOTE: (5) = (1)+(2)+(3)+(4)

(*) Il prezzo di mercato è medio annuo per le quantità di opzioni di cui ai punti (3) e (4) e puntuale per i punti (1); (2) e (5)

Suddivisione per fascia di prezzo di esercizio e vita residuale contrattuale
(prezzi espressi in Euro)

	DIRITTI ASSEGNATI AL 31/12/04 (granted)		DI CUI ESERCITABILI AL 31/12/04 (vested)
PREZZO DI ESERCIZIO	VITA RESIDUA CONTRATTUALE		TOTALE
	< 2 ANNI	> 2 ANNI	
< = 2,0	-	-	-
> 2,0 - < = 5,0	59.360	2.691.000	1.451.860
> 5,0	468.750	3.591.300	2399.050
TOTALE	**528.110**	**6.282.300**	**3.850.910**

Eventi successivi al 31 dicembre 2004 e previsioni per l'anno 2005

Non si segnalano eventi significativi successivi al 31 dicembre 2004.

Seppur con le necessarie cautele imposte dalla ormai costante incertezza del quadro economico e geo-politico, sembra che il 2005 possa essere contraddistinto dalla prosecuzione della ripresa della domanda dei beni di lusso. Queste previsioni, unitamente al lancio di numerosi e innovativi nuovi prodotti, giustificano delle positive aspettative per il Gruppo Bulgari nell'esercizio in corso.

Andamento della gestione e risultati operativi

Il bilancio chiuso al 31 dicembre 2004 ha fatto registrare ricavi per prestazioni di servizi per 51,8 milioni di Euro contro 45,9 milioni di Euro realizzati nell'esercizio precedente (+12,8 rispetto al 2003). A cambi comparabili, la crescita dei ricavi sarebbe stata pari al 14% circa.
I ricavi da royalties per la concessione del marchio BVLGARI a società licenziatarie, sia del Gruppo che terze continuano a rappresentare la quasi totalità dei ricavi netti (97%) e sono stati pari a 50,2 milioni di Euro contro 44,2 milioni di Euro realizzati nell'esercizio 2003.
L'utile operativo è stato pari a 10,3 milioni di Euro (16,3 milioni di Euro nel 2003) ed ha subito una diminuzione rispetto al passato esercizio di 6 milioni di Euro; su tale risultato hanno pesato i costi per servizi, aumentati di 7,4 milioni di Euro e i costi per il personale, aumentati di 4,3 milioni di Euro.
Nel bilancio chiuso al 31 dicembre 2004 figurano proventi finanziari pari a 47,4 milioni di Euro,contro 46,2 milioni di Euro del 2003, comprensivi di dividendi da società controllate per 44,4, milioni di Euro.
L'utile netto conseguito nell'esercizio è stato di 56,6 milioni di Euro, contro 30 milioni di Euro dell'esercizio 2003 nel quale avevano pesato, per 24 milioni di Euro, svalutazioni di attività finanziarie.

TABELLA 5
BULGARI S.p.A.
SINTESI DEI DATI ECONOMICI

(milioni di Euro)	2004	2003	2002
Ricavi netti	51,8	45,9	47,3
Utile operativo	10,3	16,3	21,0
Utile prima delle imposte	56,1	31,4	23,7
Utile netto	56,6	30,0	22,1

La ripartizione dei ricavi per area geografica è riportata di seguito nella tabella 6

TABELLA 6
BULGARI S.p.A.
RICAVI PER AREA GEOGRAFICA

Area Geografica (*milioni di Euro*)	2004		2003		2002	
Italia	6,7	13%	5,6	12%	5,3	11%
Paesi U.E.	2,0	4%	1,6	3%	1,5	3%
Europa	27,7	54%	24,6	54%	25,5	54%
America	2,4	5%	2,2	5%	2,3	5%
Giappone	8,7	17%	7,4	16%	7,9	17%
Estremo Oriente	2,5	5%	3,2	7%	3,7	8%
Medio Oriente/ Altro	1,8	4%	1,3	3%	1,1	2%
Totale ricavi	51,8	100%	45,9	100%	47,3	100%

Come evidenziato in tabella la suddivisione per area geografica dei ricavi da royalties e da prestazioni di servizi resi alle società controllate non mostra particolari variazioni rispetto all'esercizio precedente e pertanto si conferma essere bilanciata fra i diversi mercati mondiali.

I costi della produzione sono stati pari a 49,7 milioni di Euro, contro 37,2 milioni di Euro dell'esercizio 2003, facendo registrare un incremento del 33,6% circa dovuto principalmente, come accennato precedentemente, ad un incremento dei costi per prestazioni di servizi e dei costi per il personale.
I costi per servizi sono stati pari a 19,9 milioni di Euro contro 12,4 milioni di Euro dell'esercizio precedente. Essi sono prevalentemente relativi:

- ai costi di pubblicità e di promozione sostenuti a supporto del marchio Bvlgari, pari a 6,8 milioni di Euro con un incremento, rispetto al 2003, di 4,4 milioni di Euro. Tale significativo incremento deriva da un'intensa attività di sponsorizzazioni ed eventi a carattere internazionale, unitamente ad una maggiore attività di supporto promozionale attraverso l'acquisto di spazi pubblicitari su riviste internazionali. Sono stati inoltre sostenuti costi di progettazione e realizzazione di materiali per l'esposizione dei prodotti nelle vetrine dei negozi esclusivi Bvlgari e per particolari occasioni quali eventi locali o internazionali, festività e ricorrenze;
- ai costi per servizi esterni per consulenze informatiche, tecniche, organizzative, fiscali, legali ed amministrative per 3 milioni di Euro;
- ai compensi agli organi sociali per 3,2 milioni di Euro, ai costi viaggio per trasferte del personale dipendente e dei componenti il Consiglio di Amministrazione per 2,9 milioni di Euro ed ai costi per la difesa e il deposito dei marchi e modelli per 0,7 milioni di Euro.

Come anticipato in precedenza, i costi per il personale sono aumentati, rispetto al 2003, di 4,3 milioni di Euro totalizzando, al 31 dicembre 2004, 19 milioni di Euro, contro 14,7 milioni di Euro al 31 dicembre 2003.
Il numero medio del personale dipendente è passato dalle 202 unità dell'esercizio 2003 alle 234 unità dell'esercizio 2004 (+16%); alla data del 31 dicembre 2004 il personale dipendente era pari a 252 unità, (216 unità al 31 dicembre 2003).

Gli ammortamenti e le svalutazioni dell'esercizio sono stati pari a 6,4 milioni di Euro e risultano invariati rispetto al precedente esercizio. Gli ammortamenti stanziati per immobilizzazioni immateriali, pari a 5,1 milioni di Euro, sono relativi prevalentemente alle quote di ammortamento di software applicativi; gli ammortamenti di immobilizzazioni materiali, pari a 1,3 milioni di Euro, sono invece principalmente relativi alle quote di ammortamento di apparecchiature elettroniche e computer e delle migliorie su stabili in affitto per i lavori di ristrutturazione degli uffici della sede Generale ed amministrativa della Società.

I proventi finanziari, al netto degli oneri finanziari, sono pari a 46,8 milioni di Euro contro 39,1 milioni di Euro dell'esercizio precedente ed includono l'ammontare dei dividendi percepiti nell'esercizio dalla Bulgari International Corporation N.V. per a 44,3 milioni di Euro (37 milioni di Euro nell'esercizio 2003).

Il saldo relativo alle imposte sul reddito dell'esercizio presenta un provento pari a 0,5 milioni Euro derivante, come meglio illustrato nella nota integrativa alla quale si rimanda per maggiori dettagli, dallo stanziamento di imposte differite attive calcolate su perdite fiscali di esercizi precedenti , pari a 2 milioni di Euro al netto di imposte e proventi trasferiti dalle società controllate italiane, aderenti al Consolidato Fiscale, per cumulativi 0,8 milioni di imposte e dallo stanziamento IRAP per l'esercizio 2004 di 1,4 milioni di Euro.

CONSOLIDATO FISCALE

In seguito a quanto disposto dal D.Lgs. 12 dicembre 2003, n. 344, che ha introdotto il regime fiscale di tassazione di gruppo denominato "Consolidato Fiscale", la Società ha esercitato, congiuntamente con le sue controllate italiane Bulgari Italia S.p.A., Bulgari Gioielli S.p.A., Bulgari Parfums Italia S.p.A. e Bulgari Retail USA S.r.l., l'opzione per il regime fiscale del "Consolidato nazionale" per il triennio 2004-2006.

Il rapporto con le società controllate aderenti al Consolidato Fiscale è stato formalizzato con un accordo tra le parti definendo, in esso, tutti i reciproci obblighi e responsabilità (cd. "Regolamento").

DISINQUINAMENTO FISCALE

In ottemperanza a quanto previsto dal D.Lgs. 17 gennaio 2003, n. 6 in materia di eliminazione dal bilancio delle interferenze fiscali, si è proceduto al disinquinamento fiscale degli ammortamenti anticipati contabilizzati fino al 31 dicembre 2003. I dati relativi agli effetti sul risultato d'esercizio e sul Patrimonio netto di tale operazione sono esposti in una specifica tabella nella nota integrativa al bilancio.

Situazione finanziaria

La situazione finanziaria netta della Capogruppo al 31 dicembre 2004, pari a 62,8 milioni di Euro, risulta diminuita di 20 milioni di Euro rispetto a quella del 31 dicembre 2003.
Il decremento della liquidità è legato sostanzialmente all'ammontare degli investimenti effettuati nell'esercizio, per complessivi 48 milioni di Euro dei quali, come dettagliato successivamente, 41,3 milioni relativi ad investimenti in immobilizzazioni finanziarie.
I dividendi percepiti nell'esercizio sono stati pari a 44,3 milioni di Euro.
La variazione negativa netta delle voci del patrimonio netto, tra l'importo esposto al 31dicembre 2003 e il saldo al 31 dicembre 2004, è stata pari a 27,6 milioni di Euro. La diminuzione scaturisce dal pagamento agli azionisti dei dividendi per l'esercizio 2003 per 32,6 milioni di Euro al netto di 5 milioni di Euro derivanti dall'emissione di n. 1.072.960 nuove azioni, con sovrapprezzo, a seguito dell'esercizio di opzioni su azioni relativamente al piano di stock option riservato ad alcune categorie di dipendenti.
L'impiego di liquidità in investimenti finanziari ha determinato, di conseguenza, una riduzione dei crediti verso imprese controllate. Infatti, anche per l'esercizio 2004 la disponibilità finanziaria della Capogruppo è stata prevalentemente impiegata a favore delle imprese controllate a riduzione dell'esposizione finanziaria verso le banche.
Si segnala, infine, che i debiti verso banche esigibili oltre l'esercizio successivo, per 11 milioni di Euro, sono relativi ad un finanziamento di 15,0 milioni di dollari americani concesso dalla Unicredit Banca e legati al credito per un finanziamento a favore della Bulgari Global Operations S.A., di pari importo, esposto in tabella 7 alla voce "crediti verso imprese controllate esigibili oltre l'esercizio successivo".

TABELLA 7
SITUAZIONE FINANZIARIA

(in milioni di Euro)	31/12/04	31/12/03	31/12/02
Disponibilità liquide	3,2	3,8	9,3
Debiti vs. banche esigibili entro l'esercizio succ.	(0,2)	(0,4)	(0,4)
Disponibilità netta a breve	3,0	3,4	8,9
Obbligazioni esigibili entro l'esercizio successivo	-	-	(100,0)
Debiti vs. banche esigibili oltre l'esercizio successivo	(11,0)	(12,1)	(0,6)
Crediti finanz. vs. impr. controllate esigibili entro l'esercizio successivo	59,8	79,4	203,6
Crediti finanz. vs. impr. controllate esigibili oltre l'esercizio successivo	11,0	12,1	-
Totale disponibilità nette	62,8	82,8	111,9

Investimenti
Gli investimenti effettuati nell'esercizio 2004 sono stati pari a 48 milioni di Euro e sono suddivisi come segue:

- immobilizzazioni immateriali per 6,5 milioni di Euro riferiti principalmente all'acquisto di software applicativi e ai connessi costi di sviluppo ed implementazione (5,6 milioni di Euro di cui 1,6 milioni di Euro relativi ad immobilizzazioni in corso ed acconti);
- immobilizzazioni materiali per 3,2 milioni di Euro riferiti a costi di ristrutturazione degli uffici amministrativi e della Direzione Generale (1,1 milioni di Euro) all'acquisto di macchine elettroniche quali server e stampanti (0,5 milioni di Euro) e a costi per impianti, mobili e arredi (0,4 milioni di Euro) e, principalmente, ai costi sostenuti per il "Museo Bvlgari" (1,2 milioni di Euro). Tale voce è legata all'attività di acquisizione di prodotti rappresentativi della produzione, presente e passata, di gioielli ed orologi e quelle relative alle collezioni di accessori che costituiscono l'archivio storico dei prodotti Bvlgari;
- immobilizzazioni finanziarie per 41,3 milioni di Euro principalmente riferiti al versamento in conto capitale effettuato a favore della Bulgari Retail U.S.A. S.r.l. per 25,1 milioni di Euro finalizzato alla costituzione del fondo di dotazione per la sua sede secondaria di New York. Sono stati poi effettuati ulteriori versamenti in conto capitale a favore della Bulgari International Corporation N.V. per 4 milioni di Euro e a favore della Bulgari Parfums Italia S.p.A. per 1 milione di Euro. Inoltre è stato acquisito il residuo 50% della partecipazione nella Crova S.p.A. per 10 milioni di Euro.

Attività di ricerca e di sviluppo
Nel corso dell'esercizio 2004 la società Capogruppo non ha effettuato attività di ricerca e di sviluppo.

Informativa sull'attività di direzione e coordinamento e rapporti con le parti correlate
La Bulgari S.p.A., con sede in Roma, è la società Capogruppo ed ha un capitale sociale di 20,7 milioni di Euro. La Bulgari S.p.A. è proprietaria del marchio BVLGARI. Le principali attività della Società sono le seguenti:

- l'assunzione di partecipazioni societarie e la concessione di finanziamenti a società del Gruppo;
- lo sfruttamento commerciale legato all'utilizzo del nome e del marchio BVLGARI;
- il coordinamento tecnico, finanziario ed amministrativo delle società partecipate;
- l'ideazione, la progettazione e la creazione di articoli di gioielleria, oreficeria, orologeria, profumi, accessori in pelle e seta, articoli in porcellana, argento e cristallo.

La Bulgari S.p.A. esercita attività di direzione e coordinamento nei confronti delle società italiane del Gruppo: Bulgari Italia S.p.A., Bulgari Gioielli S.p.A., Bulgari Parfums Italia S.p.A. e Bulgari Retail USA S.r.l..

La Bulgari S.p.A., nell'esercizio 2004, ha intrattenuto rapporti commerciali, regolati da specifici contratti relativi alla concessione del marchio BVLGARI, con le diverse società controllate di produzione e di distribuzione dei prodotti a marchio BVLGARI.
La Capogruppo ha anche intrattenuto, con le diverse società controllate di produzione e di distribuzione, rapporti commerciali, anch'essi regolati da specifici contratti tra le parti, relativi alla prestazione di servizi tecnici, amministrativi, commerciali, finanziari, ed informatici.
La Capogruppo ha svolto, inoltre, un'attività finanziaria verso le Società del Gruppo, relativa alla gestione centralizzata della tesoreria, remunerata ai tassi di mercato.

Si specifica che le operazioni sopra indicate sono state effettuate alle condizioni di mercato che si sarebbero comunque applicate fra parti indipendenti e che sono state effettuate nell'interesse anche delle società controllate.

Si precisa che non vi sono ulteriori operazioni con parte correlate, così come definite dalla comunicazione Consob n. 2064231 del 30 settembre 2002 così come integrato dal documento di consultazione Consob del 17 febbraio 2005, rispetto a quelle menzionate in precedenza.

Al 31 dicembre 2004 le società partecipate direttamente, controllate e collegate, erano 9 (di cui 3 con sede all'estero) e le società partecipate indirettamente 34, tutte con sede all'estero.

SOCIETÀ PARTECIPATE DIRETTAMENTE

Bulgari Gioielli S.p.A.
con sede a Roma, è partecipata al 100% ed ha un capitale sociale di 2,6 milioni di Euro. La sua attività è rivolta alla produzione di gioielleria.

Bulgari Italia S.p.A.
con sede a Roma, è partecipata al 100% ed ha un capitale sociale di 12,0 milioni di Euro.
Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi.

Bulgari Parfums Italia S.p.A.
con sede a Roma, è partecipata al 100% ed ha un capitale sociale di 1.020 mila Euro. La sua attività è rivolta alla distribuzione e commercializzazione dei profumi a marchio BVLGARI sul territorio nazionale.

Bulgari Portugal Acessorios de Luxo Lda
con sede a Funchal (Madeira), è partecipata al 100% ed ha un capitale sociale di 92,9 mila Euro. La società dovrà occuparsi della diffusione del marchio nel settore degli accessori.

Bulgari International Corporation (BIC) N.V.
con sede in Amsterdam, sub-holding partecipata al 100% con un capitale sociale di 18,3 milioni di Euro.
La società detiene partecipazioni azionarie della Bulgari Collection Internationale S.A., Bulgari Time (Switzerland) S.A., Bulgari S.A., Bulgari Jewels S.A., Bulgari France S.A., Bulgari (Deutschland) Gmbh, Bulgari Japan Ltd., Bulgari Espana S.A., Bulgari Parfums S.A., Bulgari Asia Ltd., Bulgari Belgium S.A., Bulgari Australia Pty Ltd., Bulgari (Malaysia) Sdn, Bulgari Global Operations S.A., Bulgari Korea Ltd., Bulgari South Asian Operations Pte Ltd., Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd., Bulgari Saint Barth S.a.S., Opera Management S.A., Opera Participations S.c.A., Opera Participations 2 S.c.A., Daniel Roth et Gérard Genta Haute Horlogerie S.A., Bulgari Operational Services ApS, Bulgari Reinsurance Company Ltd., Bulgari Corporation of America Inc., Bulgari U.K. Ltd. e LB Diamonds& Jewellery S.a.r.l.

Bulgari (Luxembourg) S.A.
con sede in Lussemburgo, sub-holding partecipata al 100%, meno 1 azione, con un capitale sociale di 100 mila Euro. Detiene il 65% della partecipazione azionaria nella Bulgari Hotels & Resorts B.V..

Bulgari Hotels & Resorts Milano S.r.l.
con sede in Roma, è partecipata al 3,25% ed ha un capitale sociale di 100 mila Euro. La società è anche partecipata indirettamente tramite la Bulgari Hotels & Resorts B.V. che ne detiene il 61,75%; il restante 35% è detenuto dalla Luxury Hotels International B.V., società del Gruppo Marriott.
La sua attività è volta alla gestione di alberghi, resorts e residenze esclusive a marchio BVLGARI in Italia.

Bulgari Retail U.S.A. S.r.l.
con sede in Roma, è partecipata al 100% ed ha un capitale sociale di 50 mila Euro. La sua attività è rivolta alla gestione, attraverso la sua filiale di New York, dei negozi esclusivi Bulgari di vendita al dettaglio negli Stati Uniti.

Crova S.p.A.
con sede a Valenza (Alessandria), è partecipata al 100% ed ha un capitale sociale di 2,7 milioni di Euro. La sua attività è rivolta alla produzione di gioielleria.

SOCIETÀ PARTECIPATE INDIRETTAMENTE

Bulgari Collection Internationale S.A.
con sede in Neuchatel, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 3 milioni di franchi svizzeri. La società si occupa della produzione di articoli esclusivi di alta gioielleria.

Bulgari Time (Switzerland) S.A.
con sede a Neuchatel, è partecipata al 100% dalla Bulgari International Corporation N.V ed ha un capitale sociale di 1 milione di franchi svizzeri. L'attività è rivolta alla produzione di orologi e di accessori.

Bulgari S.A.
con sede a Ginevra, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 600 mila franchi svizzeri. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Ginevra, Zurigo e St. Moritz.

Bulgari Jewels S.A.
con sede a Neuchatel, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 5 milioni di franchi svizzeri. La sua attività è rivolta alla produzione di gioielleria.

Bulgari France S.A.
con sede a Parigi, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 225 mila Euro. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi. La società detiene la partecipazione del 100% nella Bulgari Montecarlo S.A.M..

Bulgari (Deutschland) GmbH
con sede a Monaco di Baviera, è partecipata al 100% dalla Bulgari International Corporation N.V ed ha un capitale sociale di 2,6 milioni di Euro. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi. La società detiene la partecipazione del 100% nella Bulgari Parfums Deutschland GmbH.

Bulgari Japan Ltd.
con sede a Tokyo, è partecipata all'80% dalla Bulgari International Corporation N.V ed ha un capitale sociale di 400 milioni di yen. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi. Il restante 20% del capitale sociale è di proprietà dei Gruppi AOI e Itochu.

Bulgari Espana S.A. Unipersonal
con sede a Madrid, è partecipata al 100% dalla Bulgari International Corporation N.V ed ha un capitale sociale di 4,9 milioni di Euro. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi.

Bulgari Parfums S.A.
con sede a Neuchatel, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 1 milione di franchi svizzeri. La sua attività è rivolta alla produzione, distribuzione e commercializzazione dei profumi a marchio BVLGARI nel mondo.

Bulgari Asia Ltd.
con sede a Hong Kong, è una sub-holding partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 12,1 milioni di dollari di Hong Kong. La società ha ceduto alla sua controllante, nell'anno 2003, le partecipazioni azionarie detenute nella Bulgari South Asian Operations Pte Ltd., nella Bulgari (Hong Kong) Ltd. e nella Bulgari (Taiwan) Ltd.. La società è attualmente in liquidazione.

Bulgari Belgium S.A.
con sede a Bruxelles, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 2,5 milioni di Euro. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo.

Bulgari Australia Pty Ltd.
con sede in Sidney, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 5,2 milioni di dollari australiani. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi.

Bulgari (Malaysia) Sdn Bhd
con sede a Kuala Lumpur, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 3,3 milioni di ringitt malesi. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo.

Bulgari Global Operations S.A.
con sede a Neuchatel, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 1 milione di franchi svizzeri. La sua attività è rivolta allo sviluppo, alla produzione, promozione e commercializzazione dei prodotti BVLGARI a livello internazionale.

Bulgari Korea Ltd.
Con sede a Seoul, è partecipata al 51% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 4.500 milioni di wong coreani. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i suoi negozi esclusivi. Il restante 49% del capitale sociale è di proprietà del Gruppo Itochu.

Bulgari South Asian Operations Pte Ltd.
con sede in Singapore, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 1 milione di dollari di Singapore. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i suoi negozi esclusivi e di distribuzione a concessionari dell'area.

Bulgari (Hong Kong) Ltd.
con sede in Hong Kong, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 1 milione di dollari di Hong Kong. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i suoi negozi esclusivi in Hong Kong.

Bulgari (Taiwan) Ltd.
con sede a Taipei, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 110 milioni di dollari di Taiwan. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i negozi esclusivi.

Bulgari Saint Barth S.a.S.
con sede a Saint Barthelemy, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 40 mila Euro. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo a Saint Barth.

Opera Management S.A.
con sede in Lussemburgo, è partecipata al 50% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 120 mila Euro. La società detiene il 16,93% della partecipazione azionaria nella Opera Participations S.c.A..

Opera Participations S.c.A.
con sede in Lussemburgo, è partecipata, per le sole azioni di classe A.1, all'11,79% dalla Bulgari International Corporation N.V e al 100% dalla Opera Management S.A. per le azioni di classe B.1. La società ha un capitale sociale di 2,2 milioni di Euro e svolge, prevalentemente, attività di investimento in società produttrici di beni e servizi del "made in Italy" e caratteristici dello stile di vita italiano.

Opera Participations 2 S.c.A.
con sede in Lussemburgo, è partecipata per le sole azioni di classe A.1, al 21,74% e al 100% dalla Opera Management S.A per le azioni di classe B.1. La società, costituita nel 2004, ha un capitale sociale di 1.020 mila Euro e la sua attività sarà rivolta prevalentemente ad investimenti in società produttrici di beni e servizi del "made in Italy" e caratteristici dello stile di vita italiano.

Daniel Roth et Gérald Genta Haute Horlogerie S.A.
con sede a Ginevra, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 7,1 milioni di franchi svizzeri. Svolge attività di produzione e distribuzione di orologi a marchio Daniel Roth e Gérald Genta.

Bulgari Operational Services A.p.S.
con sede a Copenhagen, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 500 mila corone danesi. Il suo oggetto sociale prevede l'acquisto ed il noleggio di aeromobili e la prestazione di servizi ausiliari connessi a tale attività.

Bulgari Reinsurance Company Ltd.
con sede a Dublino, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 635 mila Euro. Svolge la sua attività nel campo assicurativo ed, in particolare, la sua attività ha l'obiettivo di riassicurare sul mercato i rischi di furto di merce per il Gruppo.

Bulgari Corporation of America Inc.
con sede a New York, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 24,3 milioni di dollari statunitensi. Svolge attività di vendita negli Stati Uniti e in America Latina di articoli di gioielleria ed orologeria verso distributori terzi concessionari del marchio BVLGARI.
Bulgari (UK) Ltd.
con sede a Londra, è partecipata al 100% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 20,1 milioni di sterline. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi.

Bulgari Montecarlo S.A.M.
con sede a Monaco (Montecarlo), è partecipata al 100% dalla Bulgari France S.A. ed ha un capitale sociale di 800 mila Euro. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo.

Bulgari Parfums Deutschland Gmbh
con sede a Wiesbaden, è partecipata al 100% dalla Bulgari (Deutschland) Gmbh, ed ha un capitale sociale di 25 mila Euro. La sua attività è rivolta alla distribuzione e commercializzazione dei profumi a marchio Bulgari in Germania e in Europa.

LB Diamonds & Jewellery S.a.r.l.
con sede a Neuchatel, è partecipata al 50% dalla Bulgari International Corporation N.V. ed ha un capitale sociale di 1.250 mila franchi svizzeri. Società costituita nel mese di agosto 2004 in Joint-Venture con il Gruppo Leviev.Il restante 50% del capitale sociale è detenuto dalla LLD DIAMONDS Ltd. Svolge attività di produzione e commercializzazione verso le società del Gruppo Bulgari di diamanti.

Bulgari Hotels & Resorts B.V.
con sede in Amsterdam, sub-holding partecipata al 65% della Bulgari (Luxembourg) S.A. , ha un capitale sociale di 90 mila Euro e detiene il 61,75% del capitale sociale della Bulgari Hotels & Resorts Milano S.r.l.. La sua attività è volta all'acquisizione di società attive nel settore alberghiero. Il restante 35% del capitale sociale è di proprietà del Gruppo Marriott.

Informazioni relative al Documento Programmatico in materia di Sicurezza
In ottemperanza all'art. 25 del disciplinare tecnico in materia di misure di sicurezza - Allegato B del Decreto Legislativo 30 giugno 2003 n.196 ("Codice in materia di protezione dei dati personali") - si riferisce che la Società ha completato la formalizzazione del documento programmatico di sicurezza richiesto dalla norma.
Nel corso del 2004 la Bulgari S.p.A. ha, infatti, adottato il Documento Programmatico in materia di Sicurezza come richiesto dal Nuovo Testo Unico sulla Privacy; esso contiene l'elenco dei trattamenti di dati personali della Bulgari S.p.A. e delle altre società italiane del Gruppo, la distribuzione dei compiti e delle responsabilità nell'ambito delle strutture preposte al trattamento, l'analisi dei rischi che incombono sui dati, la descrizione dei criteri e delle modalità per il ripristino della disponibilità dei dati in seguito a distruzione o danneggiamento e le misure da adottare per garantire l'integrità e la disponibilità dei dati, nonché la protezione delle aree e dei locali, rilevanti ai fini della loro custodia e accessibilità.

Eventi significativi
L'Assemblea degli Azionisti, tenutasi in forma Ordinaria e Straordinaria il 29 aprile 2004, ha approvato il bilancio chiuso al 31 dicembre 2003 con un utile netto di 30,0 milioni di Euro, deliberando la distribuzione di un dividendo per azione di Euro 0,11 pari a complessivi 32,6 milioni di Euro attingendo, per la differenza, dalle riserve di utili preesistenti.
L'Assemblea degli Azionisti ha anche deliberato la nomina del Consiglio di Amministrazione della Società confermando nella carica e nei poteri i precedenti consiglieri per un nuovo periodo di durata fino alla data dell'Assemblea chiamata a deliberare sul bilancio relativo all'esercizio che chiuderà il 31 dicembre 2006.
Nella stessa riunione sono state anche fornite le informazioni in merito al sistema di governo societario sopra illustrate.
Relativamente all'argomento di parte straordinaria posto all'ordine del giorno, l'Assemblea ha deliberato di approvare le modifiche e le integrazioni allo Statuto sociale proposte dal Consiglio di Amministrazione al fine di rendere lo Statuto coerente con le disposizioni collegate all'entrata in vigore della riforma del diritto societario (Decreto Legislativo N. 6 del 17 gennaio 2003 come successivamente modificato e delle altre disposizioni allo stesso collegate).

Nel corso dell'esercizio 2004 sono state esercitate opzioni su azioni, in relazione ai piani di stock option precedentemente deliberati dall'Assemblea, per complessive n. 1.072.960 azioni, con godimento 1° gennaio 2004, con conseguente aumento del capitale sociale per 75 mila Euro circa.

Alla data del 31 dicembre 2004 il capitale sociale risulta, pertanto, costituito da n. 297.373.100 azioni del valore nominale di 0,07 Euro ciascuna per un valore globale di 20,8 milioni di Euro.

Nell'ambito dei poteri conferiti dall'Assemblea, la Società, nell'esercizio 2004 ha acquistato n. 130.000 azioni proprie ad un prezzo medio unitario di acquisto di 6,5 Euro circa. Alla chiusura del periodo, le azioni proprie in portafoglio sono pari a n. 550.313 azioni e la quota parte di capitale sociale posseduta è di circa 39 mila Euro.

Operazioni sul capitale di società controllate e collegate

Oltre a quanto già menzionato nella Relazione relativa al consolidato di Gruppo si segnala che in data 16 luglio 2004 è stata effettuata un'ulteriore operazione di capitalizzazione nella Bulgari Hotels and Resorts Milano S.r.l. per complessivi Euro 500 mila così ripartiti:
Euro 250 mila in conto capitale (di cui Euro 8 mila versati direttamente dalla Bulgari S.p.A, Euro 237 mila dalla Bulgari Hotels Resors BV e i restanti Euro 5 mila da parte del Gruppo Marriott) e Euro 250.000,00 quale prestito subordinato (di cui Euro 162 mila dal Gruppo Marriott Euro 88 mila dalla Bulgari S.p.A.); inoltre è stato effettuato sempre a favore della controllata Bulgari Hotels and Resorts Milano S.r.l. un prestito per complessivi Euro 1 milione, da Bulgari S.p.A. e dal Gruppo Marriott per Euro 500 mila.

Nella stessa data del 16 luglio, è stato effettuato un versamento in conto capitale a favore della Bulgari (Luxembourg) S.A. per Euro 988 mila, utilizzato per dotare la Bulgari Hotels Resors B.V. dei mezzi finanziari necessari per effettuare la sopra menzionata operazione a favore della Bulgari Hotels and Resorts Milano S.r.l..

In data 20 luglio è stato effettuato un aumento di capitale nella Bulgari Portugal Acessorios de Luxo Lda per Euro 40 mila elevando l'ammontare del capitale sociale ad Euro 93 mila.

In data 22 luglio 2004 la Società ha effettuato un versamento in conto capitale di Euro 1.000.000,00 nella controllata Bulgari Parfums Italia S.p.A..

Come già precedentemente ricordato, nel mese di dicembre, è stato acquisito il residuo 50% della partecipazioni della Crova S.p.A, per un importo pari a 10 milioni di Euro, portando così la quota di partecipazione al 100%.

Si segnala, infine, che a partire dal mese di aprile 2004, la Società ha assunto, nelle forme previste dall'art.1, comma 4 del D.P.R.441/97, la funzione di Rappresentante fiscale della Bulgari Parfums S.A. adempiendo, quindi, agli obblighi ed esercitando i diritti statuiti dalla normativa I.V.A. in nome e per conto della Bulgari Parfums S.A.. Tale attività è regolata da uno specifico contratto fra la Società e la Bulgari Parfums S.A.

Eventi successivi al 31 dicembre 2004 ed evoluzione prevedibile della gestione

In data 16 gennaio 2005 è stata ottenuta, dalle autorità cinesi, l'autorizzazione alla registrazione della ragione sociale Bulgari Commercial (Shanghai) Co. Ltd., primo passo verso l'ottenimento delle autorizzazioni richieste dalle autorità locali per la registrazione in Cina di nuove società partecipate interamente da capitale straniero. A tale riguardo, l'Amministratore Delegato informa che è intenzione del Gruppo gestire direttamente i negozi monomarca Bvlgari in Cina attraverso una società partecipata direttamente da Bulgari S.p.A..

Il Consiglio di Amministrazione della Bulgari S.p.A., riunitosi il 7 marzo 2004 ha deliberato di sottoporre all'Assemblea degli azionisti la proposta di attribuire, a dipendenti della Società e/o del Gruppo, opzioni, per la sottoscrizione di un massimo di n. 1.300.000 azioni, rivenienti dagli aumenti di capitale deliberati dalle Assemblee Straordinarie del 10 aprile 1996 e del 29 aprile 2003 confermando all'Amministratore Delegato la delega a determinare i beneficiari delle opzioni, il

numero delle opzioni da attribuire entro il numero massimo sopra indicato, e il prezzo di emissione entro i limiti stabiliti dall'Assemblea Straordinaria del 10 aprile 1996 e del 29 aprile 2003, stabilendolo comunque in un importo non inferiore al c.d. "valore normale" rispetto alla data di attribuzione delle opzioni rilevante ai fini dell'art. 9 n.4 lett. a) T.U.I.R..
Il Consiglio ha, altresì, deliberato circa la proposta di aumento a pagamento del capitale sociale, scindibile, sottoscrivibile mediante emissione di massimo n. 1.800.000 (un milione ottocento mila) azioni ordinarie del valore nominale di Euro 0,07 ciascuna, riservata ai sensi dell'art. 2441 5° comma c.c. all'Amministratore Delegato Dott. Francesco Trapani e il conseguente conferimento, al Consiglio di Amministrazione, dei poteri per dare esecuzione, anche in più riprese, all'aumento del capitale.
Tali proposte consiliari saranno sottoposte all'approvazione dell'Assemblea convocata in forma Ordinaria e Straordinaria per il prossimo 28 aprile 2005.

Lo stesso Consiglio ha, infine, deliberato di sottoporre all'approvazione dell'Assemblea degli azionisti del 28 aprile 2005, la proposta di rinnovare l'autorizzazione per le operazioni di acquisto e di vendita di azioni proprie, anche attraverso strumenti finanziari *put* e *call* option, in un numero complessivamente non superiore a 25.000.000, ad un prezzo unitario di acquisto compreso tra un minimo di 2,00 Euro ed un massimo di 14,00 Euro per ciascuna azione, ai sensi dell'art.132 del T.U. 20.02.1998 n.58 e con le modalità e gli orari previsti dal Regolamento dei Mercati Organizzati e Gestiti dalla Borsa Italiana S.p.A..

Modello di Organizzazione, gestione e controllo ai sensi del Decreto Legislativo 231/2001
La Società, con delibera del Consiglio di Amministrazione del 22 marzo 2005, ha approvato il Modello di Organizzazione, Gestione e Controllo ex D. Lgs. 231/2001, da integrare in alcune sue parti, identificando quale Organismo di Vigilanza un organo collegiale, composto da tre membri: due componenti esterni, esperti in materie giuridiche (Prof. Avv. Bruno Assumma, con funzione di Presidente e Avv. Cristiano Fava) e dal responsabile del Controllo Interno (Dott. ssa Lucilla Marchetti). Tale Organismo dotato di poteri di iniziativa e di controllo ha il compito di evidenziare al Consiglio di Amministrazione le integrazioni e/o le modifiche del Modello in relazione ad eventuali mutamenti della normativa di riferimento e/o dell'assetto organizzativo della Società, di vigilare sul funzionamento e l'osservanza del Modello e di promuovere la formazione del personale. Tali attività sono finalizzate alla verifica continua dell'efficacia e dell'idoneità del Modello.

I buoni risultati conseguiti per l'esercizio 2004, uniti al buon andamento registrato delle vendite di prodotti a marchio Bvlgari e alla favorevole accoglienza dei nuovi prodotti da parte della nostra clientela, permettono di prevedere, in un contesto comunque incerto di ripresa economica, un risultato positivo anche per l'intero esercizio 2005.

Bulgari S.p.A.
Il Presidente del Consiglio di Amministrazione
Paolo Bulgari

Approvazione del bilancio d'esercizio al 31 dicembre 2004 e riparto dell'utile d'esercizio

Proposta di riparto dell'utile d'esercizio

Signori Azionisti,

Il Consiglio di Amministrazione presenta alla Vostra valutazione il bilancio d'esercizio sociale 2004, certificato dalla società KPMG S.p.A. unitamente al bilancio consolidato di Gruppo per l'esercizio 2004, anch'esso certificato dalla società KPMG S.p.A. e la relativa proposta di riparto dell'utile d'esercizio 2004 di Euro 56.600.445.

Il Consiglio propone di distribuire, per l'esercizio 2004, un dividendo di Euro 0,22 ad azione mediante la distribuzione dell'intero utile d'esercizio 2004 e di parte degli utili portati a nuovo per la relativa differenza.

Il dividendo potrà essere posto in pagamento, secondo quanto stabilito dal Regolamento dei mercati organizzati e gestiti dalla Borsa Italiana S.p.A., a partire dal 26 maggio 2005, mediante stacco della cedola n.11 in data 23 maggio 2005.

Bulgari S.p.A. e Controllate

Prospetti del bilancio consolidato
al 31 dicembre 2004 e al 31 dicembre 2003

Bulgari S.p.A. e Controllate
Stato patrimoniale consolidato
per gli esercizi chiusi al 31 dicembre 2004 e al 31 dicembre 2003
(Dati in migliaia di Euro)

ATTIVO	31/12/2004	31/12/2003
A. Crediti verso soci per versamenti ancora dovuti	-	-
B. Immobilizzazioni		
I - Immobilizzazioni immateriali:		
1) Costi di impianto e di ampliamento	1.447	1.401
2) Costi di ricerca, sviluppo e pubbblicità	1.446	1.202
3) Diritti di brevetto industriale e diritti di utilizz. opere ingegno	9.269	9.135
4) Concessioni, licenze, marchi e diritti simili	539	354
5) Avviamento	6.239	6.172
6) Immobilizzazioni in corso e acconti	1.606	1.257
7) Altre	10.913	5.839
8) Differenza di consolidamento	38.339	33.634
Totale immobilizzazioni immateriali	**69.798**	**58.994**
II - Immobilizzazioni materiali:		
1) Terreni e fabbricati	7.385	6.708
2) Impianti e macchinari	3.787	3.000
3) Attrezzature industriali e commerciali	4.119	3.180
4) Altri beni	70.467	70.129
5) Immobilizzazioni in corso e acconti	947	450
Totale immobilizzazioni materiali	**86.705**	**83.467**
III - Immobilizzazioni finanziarie		
1) Partecipazioni in :		
a) Imprese controllate	990	1.599
d) Altre imprese	23.535	16.121
2) Crediti:		
d) verso altri		
entro l'esercizio successico	2.900	844
oltre l'esercizio succesivo	14.373	12.747
3) Altri titoli	7	69
Totale immobilizzazioni finanziarie	**41.805**	**31.380**
Totale immobilizzazioni (B)	**198.308**	**173.841**
C. Attivo circolante		
I - Rimanenze:		
1) Materie prime, sussidiarie e di consumo	39.832	21.124
2) Prodotti in corso di lavorazione e semilavorati	113.731	121.020
4) Prodotti finiti e packaging	305.211	287.820
5) Acconti	-	-
Totale rimanenze	**458.774**	**429.964**
II - Crediti:		
1) verso clienti		
entro l'esercizio successivo	161.057	131.999
4-bis) crediti tributari		
entro l'esercizio successico	61.114	30.067
oltre l'esercizio succesivo	15.965	15.582
4-ter) imposte anticipate	23.608	21.796
5) verso altri		
entro l'esercizio successivo	4.176	3.122
oltre l'esercizio successivo	2.293	2.112
Totale crediti	**268.213**	**204.678**
III - Attività finanziarie che non costituiscono immobilizzazioni		
2) Partecipazioni in imprese collegate	-	-
5) Azioni proprie	3.569	2.722
6) Altri titoli	-	-
Totale attività finanziarie	**3.569**	**2.722**
IV - Disponibilità liquide		
1) Depositi bancari e postali	71.379	43.509
2) Assegni	229	265
3) Danaro e valori in cassa	779	1.347
Totale disponibilità liquide	**72.387**	**45.121**
Totale attivo circolante (C)	**802.943**	**682.485**
D. Ratei e risconti	**7.306**	**5.630**

PASSIVO	31/12/2004	31/12/2003
A - Patrimonio netto		
I - Capitale	20.816	20.741
II - Riserva da sopraprezzo delle azioni	115.119	111.329
III - Riserve di rivalutazione	-	-
IV - Riserva legale	5.762	5.762
V - Riserve statutarie	-	-
VI - Riserva per azioni proprie in portafoglio	3.569	2.722
VII - Altre riserve	(2.993)	(379)
- altre riserve	2.106	2.106
- riserva da differenze di traduzione	(5.099)	(2.485)
VIII- Utili (perdite) portati a nuovo	405.545	345.997
IX - Utile (perdita) dell'esercizio	108.296	92.141
Totale patrimonio netto di Gruppo	656.114	578.313
Patrimonio netto azionisti di minoranza	6.742	8.545
Totale patrimonio netto (A)	**662.856**	**586.858**
B. Fondi per rischi e oneri		
1) Per trattamento quiescenza e obblighi simili	-	-
2) Per imposte, anche differite	7.925	9.055
3) Altri fondi	2.454	2.199
Totale fondi per rischi e oneri (B)	**10.379**	**11.254**
C. Trattamento di fine rapporto di lavoro subordinato	**13.656**	**10.559**
D. Debiti		
1) Obbligazioni		
entro l'esercizio successivo	-	-
oltre l'esercizio successivo	-	-
4) Debiti verso banche		
entro l'esercizio successivo	27.119	13.447
oltre l'esercizio successivo	58.139	73.630
5) Debiti verso altri finanziatori		
entro l'esercizio successivo	2.825	6.333
6) Acconti		
entro l'esercizio successivo	2.913	3.423
7) Debiti verso fornitori		
entro l'esercizio successivo	151.489	108.664
12) Debiti tributari	49.324	24.697
13) Debiti verso istituti di previdenza e di sicurezza sociale	4.777	2.958
14) Altri debiti		
entro l'esercizio successivo	20.336	16.275
oltre l'esercizio successivo	3.782	2.888
Totale debiti (D)	**320.704**	**252.315**
E. Ratei e risconti	**962**	**970**
Totale passivo (A+B+C+D+E)	**1.008.557**	**861.956**

Conti d'ordine		
Canoni a scadere	**202.365**	**187.987**
Garanzie prestate	11.672	12.458
Garanzie ricevute:		
Fidejussioni da terzi	22.544	22.552
Altro:		
Factoring	-	12.920
Contratti a termine	240.105	239.259
Beni di terzi	68.990	42.339
Altro	7	-
TOTALE CONTI D'ORDINE	**545.683**	**517.515**

Bulgari S.p.A. e Controllate
Conto economico consolidato
per gli esercizi chiusi al 31 dicembre 2004 e al 31 dicembre 2003
(Dati in migliaia di Euro)

	31/12/2004	31/12/2003
A. Valore della produzione		
1) Ricavi delle vendite e delle prestazioni	**827.653**	**759.267**
vendite lorde	894.408	812539
sconti, abbuoni	(79.099)	-68342
vendite nette	815.309	744197
prestazioni	5.181	6451
royalties	7.163	8619
2) Variazione delle rimanenze di prodotto in corso di lavorazione, semilavorati e finiti	19.726	(4.171)
4) Incrementi di immobilizzazioni per lavori interni	441	2.886
5) Altri ricavi e proventi	14.959	13.066
Totale valore della produzione (A)	**862.779**	**771.048**
B. Costi della produzione		
6) Materie prime, sussidiarie, di consumo e merci	251.864	210.625
7) Servizi	245.272	202.894
8) Costi per godimento di beni di terzi	40.268	38.810
9) Costi per il personale	139.053	129.078
a) salari e stipendi	107.673	98.020
b) oneri sociali	22.902	21.343
c) trattamento di fine rapporto	2.779	3.506
e) altri costi	5.699	6.209
10) Ammortamenti e svalutazioni		
a) ammortamento delle immobilizzazioni immateriali:	13.425	12.422
ammortamento costi di impianto e di ampliamento	617	526
ammortamento costi di ricerca, sviluppo e pubblicità	914	915
ammortamento dei diritti di brevetto ind. e dir.utilizz. opere ingegno	6.578	6.567
ammortamento concessioni, licenze, marchi e diritti simili	201	193
ammortamento avviamento	891	782
ammortamento di altre immobilizzazioni immateriali	2.123	1.420
ammortamento differenza di consolidamento	2.101	2.019
b) ammortamento delle immobilizzazioni materiali	23.913	24.646
ammortamento fabbricati strumentali	300	299
ammortamento impianti e macchinari	1.067	946
ammortamento attrezzature industriali e commerciali	1.278	1.262
ammortamento di altri beni materiali	21.268	22.139
c) altre svalutazioni delle immobilizzazioni	1.963	2.205
d) svalutazione dei crediti compresi nell'attivo circolante	1.703	1.182
11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci	(15.473)	5.089
12) Accantonamenti per rischi	481	1.468
14) Oneri diversi di gestione	26.138	25.736
Totale costi della produzione (B)	**728.607**	**654.155**
Valore della produzione - Costi della produzione (A-B)	**134.172**	**116.893**

	31/12/2004	31/12/2003
C. Proventi e oneri finanziari		
15) Proventi da partecipazioni	-	-
16) Altri proventi finanziari		
interessi attivi su depositi bancari	956	3.879
altri proventi finanziari	708	1.201
17) Interessi ed altri oneri finanziari		
interessi ed oneri finanziari	(8.494)	(14.575)
accantonamento fondo oscillazione cambi	-	-
17-bis) utili e (perdite) su cambi	(72)	1.033
Totale proventi e (oneri) finanziari	**(6.902)**	**(8.462)**
D. Rettifiche di valore di attività finanziarie		
18) Rivalutazioni		
c) di titoli iscritti nell'attivo circolante che non costituiscono partecipazioni	-	822
19) Svalutazioni		
a) di partecipazioni	(2.430)	(402)
Totale rettifiche di valore di attività finanziarie	**(2.430)**	**420**
E. Proventi e oneri straordinari		
20) Proventi straordinari	644	3.779
21) Oneri straordinari	(2.756)	(3.317)
Totale proventi e (oneri) straordinari	**(2.112)**	**462**
Risultato prima delle imposte e del risultato di pertinenza azionisti di minoranza	**122.728**	**109.313**
22) Imposte sul reddito dell'esercizio, correnti, differite e anticipate	(12.859)	(16.840)
Risultato dell'esercizio di pertinenza degli az. di minoranza	**(1.573)**	**(332)**
23) Risultato dell'esercizio	**108.296**	**92.141**

Bulgari S.p.A. e Controllate
Rendiconto finanziario consolidato
per gli esercizi chiusi al 31 dicembre 2004 e al 31 dicembre 2003
(dati in migliaia di Euro)

	31/12/2004	31/12/2003
A. Disponibilità (indebitamento) finanziaria netta iniziale a breve	**28.976**	**(60.332)**
B. Flusso monetario da (per) attività dell' esercizio		
Utile dell'esercizio	108.296	92.141
Ammortamenti	37.338	37.068
Valore netto contabile cespiti alienati nell'esercizio	90	227
Variazione netta del fondo trattamento di fine rapporto	1.708	446
Altre variazioni nette	1.178	9.807
Flusso dell'attività di esercizio prima delle variazioni del capitale circolante	148.610	139.689
(Incremento) Decremento dei crediti del circolante	(56.615)	26.962
(Incremento) Decremento delle rimanenze	(30.203)	(2.531)
Differenza cambio su rimanenze	5.790	52.514
Incremento (Decremento) dei debiti verso fornitori ed altri debiti	67.429	(10.048)
Incremento (Decremento) del fondo per rischi ed oneri	(1.068)	(9.415)
B. Totale flusso monetario derivante dall'attività dell' esercizio	**133.943**	**197.171**
C. Flusso monetario da (per) attività di investimento		
Investimenti in immobilizzazioni:		
Acquisizione di partecipazione (incluso indebitamento netto acquisito)	(13.467)	(11.000)
Immateriali e materiali	(20.109)	(23.271)
Variazione debiti per acquisto di immobilizzazioni	(26.652)	(10.833)
Finanziarie	(6.805)	(4.325)
C. Totale flusso monetario per attività di investimento	**(67.033)**	**(49.429)**
D. Flusso monetario del patrimonio netto		
Variazione patrimonio netto degli azionisti di minoranza	(1.803)	(1.032)
Distribuzione utili	(32.593)	(21.904)
Variazione patrimonio netto aumento capitale sociale	75	21
Variazione riserva sovrapprezzo azioni	3.790	1.011
Altre variazioni di patrimonio netto	847	99
D. Totale flusso monetario del patrimonio netto	**(29.684)**	**(21.805)**
E. Flusso monetario da (per) attività finanziarie		
Variazione netta debiti a medio/lungo termine	(14.598)	(2.765)
Altre variazioni crediti a medio/lungo termine	(71)	(2.257)
E. Totale flusso monetario per attività finanziarie	**(14.669)**	**(5.022)**
F. Flusso monetario dell' esercizio (B+C+D+E)	**22.557**	**120915**
G. Variazione del patrimonio netto per conversione cambi	**(2.614)**	**(31.607)**
H. Disponibilità (indebitamento) finanziaria netta finale a breve (A+F+G)	**48.919**	**28.976**



Bulgari S.p.A. e Controllate

Bilancio consolidato al 31 dicembre 2004
Nota Integrativa

Bulgari S.p.A. e Controllate

Bilancio consolidato al 31 dicembre 2004
Nota integrativa

CRITERI GENERALI

Il bilancio consolidato al 31 dicembre 2004 della Bulgari S.p.A. è stato redatto, così come il bilancio consolidato al 31 dicembre 2003, sulla base del D. Lgs. n. 127 del 9 aprile 1991 integrato dai principi contabili elaborati dal Consiglio Nazionale dei Dottori Commercialisti e dal Consiglio Nazionale dei Ragionieri, tenendo conto di quanto previsto dall'OIC 1 e, ove mancanti, da quelli emanati dall'International Accounting Standard Board (IASB), per quanto applicabili, ed è articolato nello stato patrimoniale consolidato, nel conto economico consolidato e nelle note esplicative ed integrative. Al fine di una migliore informativa il bilancio consolidato è stato, inoltre, integrato dal rendiconto finanziario.
Inoltre, sono stati seguiti i criteri richiamati dalle delibere Consob n. 12475 del 6 aprile 2000 e n. 11971 del 14 maggio 1999.
Occorre inoltre segnalare che il bilancio consolidato tiene conto dei nuovi schemi di bilancio previsti dagli art. 2424 e 2425 bis del c.c., così come modificati dal D. Lgs. n.6 del 17 gennaio 2003 e successive modificazioni ed integrazioni. Conseguentemente, al fine di consentire la comparabilità dei dati, si è proceduto a riclassificare alcuni valori dell'esercizio precedente.
Al fine di rappresentare con chiarezza la situazione patrimoniale, finanziaria ed il risultato economico del Gruppo, gli importi, tenuto conto della loro rilevanza, sono espressi in migliaia di Euro, se non dove altrimenti indicato, omettendo, inoltre, le voci con valore zero.
Gli eventi più significativi dell'esercizio sono commentati nella Relazione del Consiglio d'Amministrazione sull'andamento della gestione, cui si rimanda anche per le informazioni relative alla natura dell'attività del Gruppo, i fatti di rilievo avvenuti dopo la chiusura dell'esercizio, l'evoluzione prevedibile della gestione ed i rapporti con le Società controllate e collegate.
La società di revisione KPMG S.p.A. ha svolto, in esecuzione dell'incarico conferitole ai sensi del D.Lgs. 58/98 la revisione del bilancio di esercizio della Capogruppo e del bilancio consolidato per l'esercizio 2004.

AREA DI CONSOLIDAMENTO

Le imprese incluse nell'area di consolidamento, al 31 dicembre 2004, sono la Bulgari S.p.A., Società Capogruppo, e tutte le Società sulle quali la stessa esercita, direttamente o indirettamente, il controllo ai sensi del codice civile e dell'art. 26 del D. Lgs. 9 aprile 1991, n. 127, ad eccezione della Bulgari Reinsurance Company Ltd., valutata al costo, in quanto irrilevante nel quadro di una rappresentazione fedele del Gruppo.
Le società consolidate sono distintamente indicate nella tabella 1 "elenco delle società incluse nel consolidamento con il metodo integrale", che fa parte integrante della nota integrativa. Le società Bulgari Hotels and Resorts B.V. e Bulgari Hotels and Resorts Milano S.r.l. sono state invece valutate con il metodo del patrimonio netto. Infatti, nonostante la percentuale complessiva di controllo del Gruppo sulla Bulgari Hotels & Resorts Milano S.r.l. l. sia pari al 65% del capitale della società, il controllo della società è da intendersi congiunto con l'altro partner, in quanto sulla base degli accordi di "joint venture" nessuno dei due soci è in grado di controllare unilateralmente la società. Nella tabella 3 sono evidenziate le variazioni dell'area di consolidamento. In particolare, rispetto al 31 dicembre 2003, sono state incluse nell'area di consolidamento le società Bulgari Parfums Deutschland Gmbh, Bulgari Retail USA S.r.l., consolidate secondo il metodo integrale e la società LB Diamonds & Jewelry Sarl, consolidata con il metodo proporzionale, in quanto posseduta dal Gruppo al 50%. Inoltre, in data 30 dicembre 2004, si è proceduto all'acquisto del residuo 50% della Società Crova S.p.A.. Poiché l'acquisto è avvenuto a fine anno si è provveduto a consolidare il 100 % dello stato patrimoniale ed il 50% del conto economico. Sono invece uscite dall'area di

consolidamento le società Bulgari Latin America N.V. , Bulgari Latin America Service N.V., la cui attività è stata rilevata nell'agosto 2003 dalla società Bulgari Corporation of America Inc. e successivamente liquidata nel corso del 2004; la società Bulgari Netherlands N.V., incorporata da Bulgari International Corporation (BIC) N.V. con effetto dal 1 gennaio 2004 e la società Bulgari Parfums USA Inc., incorporata dalla società Bulgari Corporation of America Inc., in data 31 dicembre 2004. La data di riferimento del bilancio consolidato è il 31 dicembre 2004, data di riferimento dei bilanci di esercizio della controllante Bulgari S.p.A. e di tutte la società controllate consolidate.
Per il consolidamento sono stati utilizzati i bilanci predisposti dagli Amministratori per l'approvazione da parte delle Assemblee delle singole Società. Tali bilanci sono tutti oggetto di revisione da parte della KPMG S.p.A. o dei suoi corrispondenti esteri, ad eccezione del bilancio di Opera Management S.A. che è stato revisionato da Fiduciarie Grande-Ducale S.A. e di Crova S.p.A., che è stato revisionato Consulaudit S.p.A..
Taluni bilanci sono stati rettificati, ove necessario, per uniformarli ai principi contabili adottati dalla Capogruppo Bulgari S.p.A..

PRINCIPI DI CONSOLIDAMENTO

Le principali tecniche di consolidamento adottate sono le seguenti:

- le attività e le passività, gli oneri e i proventi delle imprese consolidate con il metodo integrale sono assunti integralmente nel bilancio consolidato;
- il valore contabile delle partecipazioni in tali società è eliminato contro il relativo patrimonio netto alla data di prima inclusione nell'area di consolidamento; l'eventuale eccedenza del valore di carico delle partecipazioni è direttamente imputata alle singole poste dell'attivo e del passivo delle partecipate, cui tale eccedenza si riferisce. La parte residua che non fosse stato possibile allocare a specifiche voci patrimoniali delle partecipate è iscritta nell'attivo consolidato nella voce "Differenza di consolidamento" se positiva ed in una specifica voce del patrimonio netto se negativa, ovvero, quando è riferibile a previsione di risultati economici sfavorevoli, in una voce del passivo, denominata "Fondo di consolidamento per rischi ed oneri futuri";
- le quote di utile o perdita dell'esercizio e di patrimonio netto delle partecipate di competenza di azionisti terzi sono esposte in apposite voci del conto economico e del patrimonio netto;
- gli utili o le perdite derivanti dalla vendita di beni da una società ad un'altra del Gruppo, se i beni si trovano ancora nell'attivo della società acquirente vengono eliminati, così come tutte le partite che danno origine a debiti, crediti, costi e ricavi, nonché le garanzie, gli impegni e i rischi fra le società consolidate;
- gli eventuali dividendi distribuiti all'interno del Gruppo sono stornati dal conto economico consolidato;
- sono eliminate le rettifiche di valore e gli accantonamenti operati esclusivamente in applicazione di norme tributarie. Sulle differenze temporanee così generate tra l'imponibile rilevante ai fini fiscali ed il risultato utilizzato ai fini del consolidato delle imprese incluse nel consolidamento sono calcolate le imposte differite passive e, se ragionevolmente certo il loro recupero, le imposte anticipate;
- i prospetti contabili delle società consolidate operanti in Paesi non inclusi nell'area Euro sono convertiti in Euro applicando alle voci di attivo e passivo i cambi correnti alla data di chiusura dell'esercizio, alle voci di Patrimonio Netto i cambi storici in vigore nel relativo esercizio di formazione e alle voci di Conto Economico i cambi medi dell'esercizio. Le differenze di cambio, derivanti dall'applicazione di tale principio di conversione, sono imputate direttamente nella voce del Patrimonio Netto "Riserva da differenze di traduzione".

I cambi contro Euro dei Paesi non aderenti alla moneta unica sono i seguenti:

	31/12/2004		31/12/2003	
Divisa	Conto Economico	Stato Patrimoniale	Conto Economico	Stato Patrimoniale
US $	1,2434	1,3621	1,1308	1,2630
YEN	134,3965	139,6500	130,9533	135,0500
CHF	1,5441	1,5429	1,5208	1,5579
GBP	0,6786	0,7050	0,6918	0,7048
SGD	2,1009	2,2262	1,9698	2,1450
HKD	9,6843	10,5881	8,8054	9,8049
AUD	1,6893	1,7459	1,7385	1,6802
MYR	4,7265	5,1769	4,2999	4,7684
DKK	7,4400	7,4388	7,4307	7,4450
TWD	41,5116	43,0370	38,8916	42,7450
KRW	1.423,0014	1.410,0594	1.347,0760	1.506,3200

CRITERI DI VALUTAZIONE

I criteri di valutazione adottati nel bilancio consolidato sono quelli stabiliti dalla Capogruppo, di seguito descritti, e applicati nel proprio bilancio d'esercizio. Tali criteri sono stati applicati nell'esercizio 2004 in modo omogeneo a quelli dell'esercizio 2003.

Immobilizzazioni immateriali

Le immobilizzazioni immateriali sono iscritte al costo di acquisto, inclusivo degli oneri accessori, ed ammortizzate sistematicamente secondo il periodo della loro residua utilità futura, di regola entro un periodo massimo di cinque anni a partire da quello di iscrizione nell'attivo patrimoniale, fatta eccezione per i costi accessori del contratto di affitto dei negozi, ammortizzati per la durata del contratto stesso.

Per i beni acquisiti nel corso dell'esercizio, la quota di ammortamento è rapportata all'effettivo periodo di utilizzo dell'esercizio stesso; in alcuni casi tale quota è stimata forfetariamente al 50% di quella ordinaria annuale.

L'avviamento, derivante da operazioni d'acquisto di una società o di un ramo d'azienda, viene iscritto nell'attivo quando è acquisito a titolo oneroso e ammortizzato a quote costanti nel periodo di utilizzazione previsto e, comunque, non superiore a 20 anni. L'eventuale differenza di consolidamento, emergente dall'eliminazione del valore delle partecipazioni in società consolidate secondo i criteri precedentemente descritti, è ammortizzata in quote costanti, anche in questo caso i un periodo non superiore a 20 anni, sulla base della reddività futura attesa prevista dai piani di tali società.

Le immobilizzazioni immateriali sono svalutate quando il loro valore risulta durevolmente inferiore alla residua possibilità di utilizzazione. Se negli esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario, rettificato dei soli ammortamenti.

Immobilizzazioni materiali

Le immobilizzazioni materiali sono iscritte al costo di acquisto o al valore di conferimento, compresi gli oneri accessori di diretta imputazione.

Le immobilizzazioni sono sistematicamente ammortizzate in ogni esercizio per quote costanti sulla base di aliquote economico-tecniche determinate in relazione alla prevista utilità futura delle stesse.

Per i beni acquisiti nel corso dell'esercizio, la quota di ammortamento è rapportata all'effettivo periodo di utilizzo dell'esercizio stesso; in alcuni casi tale quota è stimata forfetariamente al 50% di quella ordinaria annuale.

Le aliquote applicate sono riportate nella sezione relativa alle note di commento dell'attivo.

Nel caso in cui, indipendentemente dall'ammortamento già contabilizzato, risulti una perdita durevole di valore, l'immobilizzazione viene corrispondentemente svalutata; se in esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario, rettificato dei soli ammortamenti.
Le migliorie apportate agli stabili in affitto sono iscritte al costo e vengono ammortizzate in un periodo pari al minore tra la durata residua del contratto d'affitto e la loro stimata vita economico - tecnica.
Le spese di riparazione e manutenzione aventi natura ordinaria sono imputate integralmente al conto economico quando sostenute; quelle aventi natura incrementativa sono imputate ai cespiti cui si riferiscono ed ammortizzate in relazione alle residue possibilità di utilizzo degli stessi.
Le immobilizzazioni materiali di valore unitario inferiore a 516,46 Euro vengono spesate nell'anno di acquisizione in ragione della loro limitata significatività individuale e complessiva.

Immobilizzazioni finanziarie
Le partecipazioni in Società controllate non consolidate e in società collegate sono valutate secondo il metodo del patrimonio netto, a meno che esse non siano irrilevanti ai fini di una rappresentazione fedele del Gruppo, nel qual caso sono valutate col metodo del costo, al pari delle partecipazioni in altre imprese non controllate né collegate. Le perdite eccedenti la frazione di patrimonio netto (deficit patrimoniale) delle partecipate sono rilevate nel passivo patrimoniale nella voce "fondi per rischi e oneri - altri", qualora ritenute durevoli.
Le imprese soggette a controllo congiunto ("joint venture") non consolidate secondo il metodo proporzionale, sono valutate secondo il metodo del patrimonio netto.
I crediti inclusi nelle immobilizzazioni finanziarie sono costituiti da depositi cauzionali, iscritti al valore nominale e da crediti finanziari, iscritti al valore di presunto realizzo.

Rimanenze
Le rimanenze di magazzino sono iscritte al minore tra il costo di acquisto o di produzione e il valore di presumibile realizzo desumibile dall'andamento del mercato.
La configurazione di costo adottata è la seguente:

a. le giacenze di prodotti finiti, costituite da pezzi unici, sono valutate in base alla specifica identificazione del costo;
b. tutte le altre giacenze, raggruppate in categorie omogenee, sono valutate secondo il metodo del costo medio ponderato.
c. i prodotti in corso di lavorazione sono valutati in base al costo di produzione, che include il consumo delle materie prime, la manodopera diretta ed i costi indiretti di produzione, in base allo stadio di lavorazione alla data di bilancio.

Il valore di eventuali merci obsolete o di lento rigiro viene svalutato in relazione alla previsione di utilizzo/realizzo futuro, mediante l'iscrizione di un apposito fondo rettificativo a riduzione del valore delle rimanenze stesse.

Crediti e debiti
I crediti sono iscritti secondo il presumibile valore di realizzazione, che corrisponde alla differenza tra il loro valore nominale e gli stanziamenti effettuati al fondo svalutazione crediti, mentre i debiti sono iscritti al loro valore nominale, ritenuto rappresentativo del valore di estinzione.
Le operazioni in valuta effettuate dalle società del Gruppo sono contabilizzate al tasso di cambio della data in cui si sono originate. Le differenze cambio realizzate in occasione dell'incasso dei crediti e del pagamento dei debiti in valuta estera sono iscritte al conto economico quale componente di reddito di natura finanziaria.
I crediti ed i debiti in valuta estera esistenti alla data di chiusura di esercizio sono esposti al cambio in vigore a tale data come pubblicato dalla Banca Centrale Europea. I crediti e debiti in valuta estera,

coperti specificamente dal rischio di cambio, sono iscritti al cambio di copertura, in quanto anche le relative operazioni poste in essere a copertura vengono rivalutate al cambio di fine esercizio.

Per i crediti ed i debiti in valuta estera, gli utili e le perdite, che derivano dalla conversione, tenuto conto dei relativi contratti di copertura, sono rispettivamente accreditati ed addebitati al conto economico come componenti di reddito di natura finanziaria. L'eventuale utile netto è accantonato in un'apposita riserva non distribuibile fino al suo realizzo.
Gli eventuali crediti ceduti a società di factoring con azione di regresso (pro-solvendo) vengono stornati dalla voce crediti verso clienti. L'impegno relativo ai crediti ceduti e non ancora scaduti a fine esercizio, viene evidenziato tra i conti d'ordine.

Attività finanziarie che non costituiscono immobilizzazioni
I titoli che fanno parte delle attività finanziarie che non costituiscono immobilizzazioni sono iscritti al minor valore tra il costo di acquisto e il valore di realizzazione desumibile dall'andamento del mercato.

Ratei e risconti
Sono iscritte in tali voci, al fine di realizzare il principio della competenza temporale, quote di costi, ricavi e proventi comuni a due o più esercizi.

Fondi per rischi ed oneri
I fondi per rischi ed oneri sono stanziati per coprire perdite o passività di natura determinata e di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio non sono determinabili l'ammontare esatto o la data di sopravvenienza. Gli stanziamenti riflettono una stima realistica dell'onere da sostenere, sulla base degli elementi disponibili.

Trattamento di fine rapporto di lavoro subordinato
Il trattamento di fine rapporto riflette le indennità maturate a favore dei dipendenti, in conformità alla legislazione vigente ed ai contratti collettivi di lavoro ed integrativi aziendali delle società del Gruppo. L'ammontare iscritto in bilancio riflette il debito maturato nei confronti dei dipendenti al netto delle anticipazioni erogate agli stessi.

Garanzie e impegni
Le fideiussioni e le altre garanzie rilasciate a terzi, nonché gli impegni assunti verso terzi, sono iscritti nei "conti d'ordine" per l'ammontare corrispondente agli impegni assunti dal Gruppo alla data di chiusura di bilancio.
Le garanzie e gli impegni in moneta estera sono iscritti al controvalore in Euro al cambio corrente alla data di chiusura dell'esercizio.
Gli impegni relativi a contratti derivati, che non comportano scambi di capitale, sono iscritti al valore nominale del capitale di riferimento.
I relativi oneri e proventi (sconti o premi) su contratti derivati sono riflessi, per competenza, nel conto economico dell'esercizio.

Ricavi e costi
I costi ed i ricavi sono riflessi nel conto economico secondo il principio della prudenza e della competenza temporale, con la rilevazione dei relativi ratei e risconti.

Imposte sul reddito
Le imposte correnti sono determinate sulla base di una realistica previsione dell'onere di imposta di periodo di ciascuna società inclusa nell'area di consolidamento. Il debito previsto è rilevato nello

Stato Patrimoniale alla voce “Debiti Tributari”, ovvero nella voce “Crediti Tributari”, qualora il saldo risulti positivo.
Le imposte differite e le imposte anticipate sono calcolate sulla base delle differenze temporanee tra i valori delle attività e delle passività iscritte nei prospetti contabili e i corrispondenti valori riconosciuti ai fini fiscali. Tale contabilizzazione è effettuata sulla base dell'onere d'imposta previsto per l’esercizio in cui le suddette differenze si annulleranno ed è riesaminato periodicamente sulla base di nuovi eventi o di previsioni più attendibili.
Le passività derivanti da imposte differite non sono registrate solo nel caso in cui non sia probabile che il relativo debito insorga. Le attività derivanti da imposte anticipate non sono rilevate, nel rispetto del principio della prudenza, qualora manchi la ragionevole certezza dell’esistenza, negli esercizi in cui si riverseranno le relative differenze temporanee, di un reddito imponibile non inferiore all’ammontare delle differenze che saranno annullate.

COMMENTI ALLE VOCI DI STATO PATRIMONIALE

ATTIVO

Immobilizzazioni

Per le due classi di immobilizzazioni (immateriali e materiali) sono stati predisposti i prospetti, qui di seguito riportati, indicanti per ciascuna voce: saldi iniziali, movimentazioni intercorse nell'esercizio e saldi finali.

Immobilizzazioni immateriali
Saldo netto al 31/12/2004 pari a 69.798 mila Euro
Saldo netto al 31/12/2003 pari a 58.994 mila Euro

La composizione ed i movimenti delle immobilizzazioni immateriali al 31 dicembre 2004 è la seguente:

(in migliaia di Euro)	Costi di impianto e di ampliam.	Costi ricerca, sviluppo e pubblicità	Diritti di brevetto ind.le e utiliz. opere d'ingegno	Concessioni, marchi e licenze	Avviam.	Imm.zioni in corso	Oneri plurien. da amm.re	Differenza di consolid.	Totale
Saldi esercizio precedente									
Costo storico	3.825	5.724	30.182	1.957	9.202	1.257	10.765	40.377	103.289
Fondo ammortamento	(2.424)	(4.522)	(21.047)	(1.603)	(3.030)	-	(4.926)	(6.743)	(44.295)
Saldi al 31/12/2003	**1.401**	**1.202**	**9.135**	**354**	**6.172**	**1.257**	**5.839**	**33.634**	**58.994**
Variazioni del periodo									
Oscillazione cambi	-	10	10	3	(329)	-	(15)	-	(321)
Variaz. area di consol.	-	3	65	-	134	-	8	-	210
Riclassifiche	-	30	1.337	-	-	(1.367)	-	-	-
Acquisti	666	1.115	5.302	383	1.153	1.705	7.971	6.806	25.101
Incrementi per capitalizzazioni interne	-	-	-	-	-	11	-	-	11
Storno delle immob. compl. Ammortizzate:									
* (costo storico)	-	-	(19)	-	(657)	-	(3.202)	-	(3.878)
* (fondo amm.to)	-	-	19	-	657	-	3.202	-	3.878
Ammortamenti	(617)	(914)	(6.578)	(201)	(891)	-	(2.123)	(2.101)	(13.425)
Svalutazioni	-	-	-	-	-	-	(767)	-	(767)
Altre variazioni	(3)	-	(2)	-	-	-	-	-	(5)
Totale variazioni	**46**	**244**	**134**	**185**	**67**	**349**	**5.074**	**4.705**	**10.804**
Saldi periodo in corso									
Costo storico	4.492	7.268	37.193	2.359	10.258	1.606	16.398	47.183	126.757
Fondo ammortamento	(3.045)	(5.822)	(27.924)	(1.820)	(4.019)	-	(5.485)	(8.844)	(56.959)
Saldi al 31/12/2004	**1.447**	**1.446**	**9.269**	**539**	**6.239**	**1.606**	**10.913**	**38.339**	**69.798**

I maggiori incrementi sono relativi alle seguenti voci:

- "costi di ricerca, sviluppo e pubblicità": si riferiscono, principalmente, a Bulgari Parfums S.A. (1.037 mila Euro) per lo sviluppo della nuova fragranza AQVA introdotta sul mercato alla fine dell'esercizio;

- “diritti di brevetto e utilizzazione opere di ingegno”: sono dovuti prevalentemente all’acquisto di licenze di software applicativi per la gestione delle diverse attività aziendali effettuato principalmente da Bulgari S.p.A. (4.042 mila Euro), da Daniel Roth et Gérald Genta Haute Horlogerie S.A. (403 mila Euro), da Bulgari Global Operations S.A. (389 mila Euro) e da Bulgari Time S.A. (252 mila Euro);
- “avviamento”: si riferisce all’avviamento, riconosciuto da Daniel Roth et Gérald Genta Haute Horlogerie S.A. ad un proprio distributore, al fine di acquisire la gestione diretta dell’attività di distribuzione in un’area del mercato asiatico ritenuta di particolare rilevanza strategica per la società e per il Gruppo;
- “immobilizzazioni in corso e acconti”: includono sostanzialmente ulteriori costi sostenuti dalla Bulgari S.p.A. (1.587 mila Euro) per lo sviluppo del software applicativo relativo a procedure che, al 31 dicembre 2004, erano ancora in fase di implementazione;
- “oneri pluriennali da ammortizzare”: riferito principalmente a costi sostenuti da Bulgari (UK) Ltd. (6.567 mila Euro) per il subentro in locali in affitto a New Bond Street, la cui apertura è avvenuta lo scorso novembre 2004, nonché a corrispettivi pagati da Bulgari Japan Ltd. (716 mila Euro) per rilevare attività precedentemente gestita da franchisee;
- “differenza di consolidamento”: si riferisce all’acquisizione, da parte della Bulgari S.p.A., dell’ulteriore 50% di Crova S.p.A. (5.888 mila euro), avvenuta in data 30 dicembre 2004; all’acquisizione, da parte della Bulgari (Deutschland) GmbH, del 100% della società Bulgari Parfums Germany GmbH (657 mila Euro), nonché all’acquisizione, da parte di Bulgari International Corporation (BIC) B.V., di un ulteriore 49% di Bulgari Taiwan Ltd. (261 mila euro) avvenute nel primo semestre.

Il saldo netto delle immobilizzazioni immateriali fa inoltre riferimento a:

- “avviamento”: si riferisce sostanzialmente all’acquisto dal franchisee Yoshida U.S.A. Inc. del negozio di Waikiki in Honolulu;
- “oneri pluriennali da ammortizzare”: si riferiscono principalmente a spese per il subentro in locali in affitto sostenute dalle società:
  - Bulgari (U.K.) Ltd. per 6.533 mila Euro (700 mila Euro al 31 dicembre 2003);
  - Bulgari Corporation of America Inc. per 1.028 mila Euro (1.543 mila Euro al 31 dicembre 2003) relativi sostanzialmente al negozio di Los Angeles;
  - Bulgari France S.A. per 646 mila Euro (1.690 mila Euro al 31 dicembre 2003) relativi principalmente al negozio di Avenue montagne (Parigi);
  - Bulgari Japan Ltd. per 601 mila Euro (32 mila Euro al 31 dicembre 2003) relativi principalmente al corrispettivo pagato per il rilevamento di parte dell’attività distributiva in Giappone;
  - Bulgari Italia S.p.A. 436 mila Euro (548 mila Euro al 31 dicembre 2003) relativi sostanzialmente ai negozi di Napoli e Bologna;
  - Bulgari S.p.A. per 416 mila Euro (459 mila Euro al 31 dicembre 2003) relativi agli uffici della Direzione generale e amministrativa;
  - Bulgari Espana S.A. Unipersonal per 348 mila euro, relativi soprattutto al nuovo negozio di Barcellona, aperto lo scorso novembre;
  - Bulgari (Deutschland) GmbH per 185 mila Euro (362 mila Euro al 31 dicembre 2003) relativi sostanzialmente al negozio di Colonia;
  - Bulgari Saint Barth S.a.s. per 142 mila Euro (198 mila Euro al 31 dicembre 2003) riferiti al negozio di Saint Barthelemy – Antille Francesi.
- “differenza di consolidamento”: si riferisce all’acquisto delle seguenti società: Bulgari Hong Kong Ltd., Crova S.p.A., Bulgari Taiwan Ltd., Daniel Roth et Gérald Genta Haute Horlogerie S.A., e all’acquisto di un ulteriore 49% di Bulgari South Asian Operations Pte Ltd.. La differenza di consolidamento relativa a Bulgari (Hong Kong) Ltd., società che ha rilevato l’attività di Century Bright (Wholesale) Ltd., liquidata, include anche la quota precedentemente riferita a quest’ultima società.

La Svalutazione degli "oneri pluriennali da ammortizzare", pari a 767 mila Euro, è principalmente riferita alla svalutazione delle spese per subentro locali in affitto precedentemente sostenute dalla Bulgari (U.K.) Ltd. (711 mila Euro), il cui contratto si è concluso anticipatamente.

La "variazione dell'area di consolidamento" si riferisce al valore netto delle immobilizzazioni immateriali al 31 dicembre 2004 della società Crova S.p.A., inclusa nell'area di consolidamento anche per il residuo 50% dalla fine del presente esercizio.

Immobilizzazioni materiali

Saldo netto al 31/12/2004 pari a 86.705 mila Euro
Saldo netto al 31/12/2003 pari a 83.467 mila Euro

Il dettaglio delle immobilizzazioni materiali ed i relativi movimenti sono così costituiti:

(in migliaia di Euro)	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Altri beni di cui:	Mobili, macchine per ufficio e arredi	Automez.	Aereomobile	Migliorie per stabili in affitto	Altre Imm.zioni	Imm.ni in corso e acconti	**Totale**
Saldi esercizio precedente											
Costo storico	9.736	11.461	11.445	170.194	57.164	462	5.584	103.995	2.989	450	203.286
Fondo amm.to	(3.028)	(8.461)	(8.265)	(100.065)	(39.444)	(415)	(1.585)	(58.621)	-	-	(119.819)
Saldi al 31.12.2003	**6.708**	**3.000**	**3.180**	**70.129**	**17.720**	**47**	**3.999**	**45.374**	**2.989**	**450**	**83.467**
Variazioni del periodo											
Oscillazione cambi	5	10	22	(888)	(63)	(3)	3	(825)	-	-	(851)
Variazione area di consolidamento	893	643	28	121	120	1	-	-	-	-	1.685
Riclassifiche	-	(13)	(31)	486	730	-	-	(244)	-	(442)	-
Acquisti	21	1.222	2.223	22.701	8.289	4	239	13.423	746	939	27.106
Incrementi per capitalizzazioni interne	-	-	-	430	-	-	-	-	430	-	430
Alienazioni	-	(1)	(7)	(82)	(81)	-	-	(1)	-	-	(90)
Storno delle imm. ammortizzate:	-	-	-	-	-	-	-	-	-	-	-
* (costo storico)	-	-	(263)	(6.290)	(933)	-	-	(5.357)	-	-	(6.553)
* (fondo amm.to)	-	-	263	6.290	933	-	-	5.357	-	-	6.553
Ammortamenti	(300)	(1.067)	(1.278)	(21.268)	(8.391)	(20)	(153)	(12.704)	-	-	(23.913)
Svalutazioni	-	(10)	(19)	(1.167)	(116)	-	-	(1.051)	-	-	(1.196)
Altre variazioni	58	3	1	5	5	-	-	-	-	-	67
Totale variazioni	**677**	**787**	**939**	**338**	**493**	**(18)**	**89**	**(1.402)**	**1.176**	**497**	**3.238**
Saldi periodo in corso											
Costo storico	11.121	15.060	13.811	184.851	65.041	396	5.828	109.421	4.165	947	225.790
Fondo amm.to	(3.736)	(11.273)	(9.692)	(114.384)	(46.828)	(367)	(1.740)	(65.449)	-	-	(139.085)
Saldi al 31.12.2004	**7.385**	**3.787**	**4.119**	**70.467**	**18.213**	**29**	**4.088**	**43.972**	**4.165**	**947**	**86.705**

Gli ammortamenti sopra riportati sono stati calcolati per quote costanti sulla base delle aliquote ritenute rappresentative della vita utile stimata dei cespiti.

Le aliquote applicate sono le seguenti:

Categoria	%
Terreni e fabbricati	3
Impianti e macchinari	7,5-30
Attrezzature industriali e commerciali	15-20
Mobili, macchine per ufficio e arredi	12-20
Automezzi	25
Aeromobile (motore ed avionica)	33,33
Aeromobile (altro)	3,33

Le migliorie apportate agli stabili in affitto sono iscritte al costo e vengono ammortizzate in un periodo pari al minore tra la durata residua del contratto di affitto e la vita utile stimata.
La voce terreni e fabbricati include gli immobili di proprietà della Bulgari Italia S.p.A., della Daniel Roth et Gérald Genta Haute Horlogerie S.A. e della Crova S.p.A..
I maggiori incrementi si sono registrati nelle seguenti voci:

- "impianti e macchinari": includono prevalentemente investimenti di Daniel Roth et Gérald Genta Haute Horologerie S.A. (326 mila Euro), di Bulgari Time S.A. (310 mila Euro) e di Bulgari S.p.A. (248 mila Euro);
- "attrezzature industriali e commerciali": includono prevalentemente investimenti di Bulgari Parfums S.A. (1.911 mila Euro) relativi alla messa in produzione di nuove fragranze;
- "mobili, macchine d'ufficio ed arredi" e "migliorie su stabili in affitto": si riferiscono principalmente ai seguenti negozi nuovi o rinnovati: Osaka, New Bond Street (Londra), Chicago, Berlino, Barcellona, Tokyo, Gaisho (Giappone), Peninsula (Hong Kong), Taichung Mitsukoshi (Taiwan), Nihonbashi Takashimaya (Giappone). La voce inoltre include gli investimenti di Bulgari Global Operations S.A. per l'allestimento della fiera di Basilea (546 mila Euro) e per l'acquisto di vetrine da utilizzare nella rete di distribuzione terzi relativamente all'esposizione di prodotti BVLGARI (1.388 mila Euro) in alcuni tra i principali aeroporti tra cui si menzionano Taipei ed Honolulu, nonché le migliorie apportate agli uffici della Direzione Generale ed amministrativa della Capogruppo per 2.589 mila Euro, e investimenti di Bulgari Japan Ltd. per 909 mila Euro mirati alla creazione di un adeguato laboratorio per garantire assistenza e servizio di riparazioni alla clientela;
- "immobilizzazioni in corso e acconti": includono sostanzialmente i costi sostenuti dalla Bulgari Global Operations S.A. (307 mila Euro) mirati alla realizzazione di punti vendita all'interno di alcuni tra i principali aeroporti, nonché gli investimenti sostenuti dalla Bulgari Corporation of America Inc. per l'apertura del nuovo negozio di Waikiki Honululu (283 mila Euro), prevista per il prossimo maggio 2005 e di Bulgari (Taiwan) Ltd. relativi al nuovo negozio di Taipei (200 mila Euro), la cui apertura è avvenuta a febbraio 2005.

La voce "Altre Immobilizzazioni" pari a 4.165 mila Euro è riferita ai costi per il Museo Bvlgari. In particolare tale voce accoglie i costi relativi a prodotti rappresentativi della produzione, presente e passata, di gioielli, orologi e accessori che costituiscono l'archivio storico dei prodotti Bvlgari. I prodotti appartenenti al Museo Bvlgari non vengono ammortizzati in quanto il loro valore non subisce alcun deperimento.

Le "svalutazioni" riguardano soprattutto migliorie effettuate in esercizi precedenti su negozi per i quali, nel 2004, si è concluso anticipatamente il contratto d'affitto, in particolare sul negozio di New Bond Street (Londra) per 574 mila euro; su Berlino per 219 mila Euro; su alcuni tra i negozi

giapponesi (Hiroshima Sogo, Ginza e Nihonbashi Mitsukoshi) per 218 mila Euro e su Aspen (USA) per 102 mila Euro.

Immobilizzazioni finanziarie

Partecipazione in imprese controllate
Saldo al 31/12/2004 pari a 990 mila Euro
Saldo al 31/12/2003 pari a 1.599 mila Euro

Le "partecipazioni in imprese controllate" che non sono state incluse nell'area di consolidamento sono le seguenti:

Descrizione	Saldo al 31/12/2003	Incremento	Svalutazioni	Altre variaz.	Saldo al 31/12/2004
Bulgari Hotels &Resorts Milano S.r.l. (*)	61	52	(108)		5
Bulgari Hotels & Resorts B.V.	853	988	(1.841)		-
Bulgari Retail Usa S.r.l.(**)	50		-	(50)	-
Bulgari Reinsurance Company Ltd.	635	350	-	-	985
Totale	1.599	1.390	(1.949)	(50)	990

* Società posseduta indirettamente tramite Bulgari Hotels & Resorts B.V. al 61.75% (95% * 65%, partecipazione di Bulgari Hotels & Resorts B.V. in Bulgari Hotels & Resorts Milano S.r.l.) e direttamente tramite Bulgari S.p.A. al 3,25% .
** Società entrata nel campo di consolidamento (metodo integrale) nel corso del 2004.

La voce evidenzia incrementi per 1.390 mila Euro, relativi a versamenti in conto capitale effettuati al fine di dotare le società di adeguati mezzi finanziari necessari allo svolgimento della propria attività.

Le svalutazioni, pari a 1.949 mila Euro, si riferiscono alla quota di competenza del risultato d'esercizio delle partecipazioni in Bulgari Hotels and Resorts B.V. e Bulgari Hotels & Resorts Milano S.r.l. , valutate con il metodo del patrimonio netto. Si precisa inoltre che, a fronte del deficit patrimoniale della Bulgari Hotels and Resorts B.V. è stato stanziato nel passivo un fondo svalutazione partecipazione pari a 482 mila Euro.
Si precisa che la partecipazione del Gruppo in Bulgari Hotels & Resorts Milano S.r.l., pur essendo pari al 65% del capitale della società, determina un controllo congiunto con l'altro partner, in quanto sulla base degli accordi di "joint venture" nessuno dei due soci è in grado di controllare unilateralmente la società.

La partecipazione in Bulgari Reinsurance Company Ltd. (985 mila Euro), viene valutata secondo il metodo del costo in quanto ritenuta irrilevante, in termini quantitativi, ai fini di una fedele rappresentazione del Gruppo.

Per le informazioni relative al capitale sociale e sede sociale delle sopraccitate partecipazioni, si rimanda alla tabella 2 di seguito allegata.

Partecipazioni in altre imprese
Saldo al 31/12/2004 pari a 23.535 mila Euro
Saldo al 31/12/2003 pari a 16.121 mila Euro

Descrizione	Saldo al 31/12/2003	Incremento	Decremento	Altre variaz.	Saldo al 31/12/2004
Opera Partecipations S.c.a.	16.121	7.164	-	-	23.285
Opera Partecipations 2 S.c.a.	-	250	-	-	250
Totale	16.121	7.414	-	-	23.535

La voce include il valore della partecipazione del Gruppo in Opera Partecipations S.c.a. e Opera Partecipations 2 S.c.a., valutate secondo il metodo del costo. L'incremento, è dovuto per 7.164 mila euro, al finanziamento della ricapitalizzazione di due delle società controllate dal primo Fondo e per 250 mila Euro alla partecipazione in Opera Partecipation 2 S.c.a. da parte di Bulgari International Corporation N.V. (200 mila Euro) e di Opera Management S.A. (50 mila Euro).

Crediti verso altri
Saldo al 31/12/2004 crediti esigibili entro 12 mesi pari a 2.900 mila Euro
Saldo al 31/12/2003 crediti esigibili entro 12 mesi pari a 844 mila Euro
Saldo al 31/12/2004 crediti esigibili oltre 12 mesi pari a 14.373 mila Euro
Saldo al 31/12/2003 crediti esigibili oltre 12 mesi pari a 12.747 mila Euro

"I crediti esigibili entro i 12 mesi" si riferiscono sostanzialmente per 2.020 mila Euro a Bulgari International Corporation N.V., relativi ad un prestito, con scadenza marzo 2005 al tasso LIBOR tre mesi maggiorato dell'1,25%, concesso alla LB Diamonds & Jewelry Sarl società posseduta al 50% e consolidata proporzionalmente; la rimanente parte si riferisce per 657 mila Euro al deposito cauzionale di Bulgari Italia S.p.A., versato a titolo di cauzione doganale.
"I crediti esigibili oltre i 12 mesi" includono principalmente depositi cauzionali per 7.211 mila Euro, tra i quali l'importo maggiore pari a 4.698 mila Euro (4.373 mila Euro al 31 dicembre 2003) si riferisce ad un deposito versato a titolo di cauzione per l'affitto dei locali in Tokyo della controllata Bulgari Japan Ltd.. La voce include, inoltre, per 5.336 mila Euro (5.109 mila Euro al 31 dicembre 2003) fondi assicurativi a beneficio dei dipendenti della sopra menzionata società e per 1.779 mila Euro a finanziamenti subordinati a lungo termine alla Bulgari Hotels and Resorts Milano S.r.l. regolati a tassi variabili pari all'Euribor a 3 mesi maggiorato del 3%.

Attivo circolante

Rimanenze
Saldo netto al 31/12/2004 pari a 458.774 mila Euro
Saldo netto al 31/12/2003 pari a 429.964 mila Euro

Le giacenze di magazzino risultano così costituite:

	31/12/2004			31/12/2003
Descrizione	Valore magazzino lordo	Fondo obsolescenza	Saldo netto	Saldo netto
Materie prime	39.832	-	39.832	21.124
Componenti e semilavorati	126.463	18.707	107.756	117.667
Prodotti in corso di lavorazione	5.975	-	5.975	3.353
Packaging	8.978	712	8.266	9.099
Prodotti finiti	321.478	24.533	296.945	278.721
Totale	502.726	43.952	458.774	429.964

Il valore netto delle giacenze, pari a 458.774 mila Euro, ha subito un incremento netto di 28.810 mila Euro, pari a circa il 7%, rispetto al 31 dicembre 2003. Tale incremento è meno che proporzionale rispetto all'aumento delle vendite, con un conseguente miglioramento della rotazione, ed è da attribuire anche all'ingresso nell'area di consolidamento della nuova società LB Diamonds & Jewelry Sarl, nonché dell'ulteriore 50% della società Crova S.p.A..
Al 31 dicembre 2004, il fondo obsolescenza è pari a 43.952 mila Euro (42.003 mila Euro al 31 dicembre 2003). Nel corso dell'esercizio, sono avvenuti utilizzi per 10.986 mila Euro, a seguito di distruzione o vendite di prodotti precedentemente svalutati, ed ulteriori accantonamenti, per 12.943

mila Euro, al fine di allineare il valore del magazzino al presumibile valore di realizzo. Il delta residuo pari a 8 mila euro è dovuto a differenze cambi.
Al 31 dicembre 2004, i beni di proprietà del Gruppo in giacenza presso terzi in visione ed in conto lavorazione ammontano a 18.488 mila Euro (23.127 mila Euro al 31 dicembre 2003).

Crediti

Crediti verso clienti

Saldo netto al 31/12/2004 pari a 161.057 mila Euro
Saldo netto al 31/12/2003 pari a 131.999 mila Euro

I crediti verso clienti sono così composti:

	31/12/2004					31/12/2003
Descrizione	Crediti esigibili entro 12 mesi	Crediti esigibili oltre 12 mesi	Totale crediti	Fondo svalutazione	Saldo netto al 31/12/2004	Saldo netto al 31/12/2003
Clienti finali e distributori	152.070	-	152.070	3.437	148.633	123.076
Franchisees	12.617	-	12.617	193	12.424	8.923
Totale	164.687	-	164.687	3.630	161.057	131.999

L'incremento rispetto allo scorso esercizio dei crediti verso clienti è da attribuire essenzialmente alle maggiori vendite della distribuzione, ed in particolare del profumo, nell'ultimo periodo dell'anno rispetto all'esercizio precedente nonché, in misura minore, all'acquisto dell'ulteriore 50% di Crova S.p.A..
I crediti verso clienti sono esposti al netto del fondo svalutazione di 3.630 mila Euro (3.608 mila Euro al 31 dicembre 2003) ritenuto congruo per adeguare il valore nominale dei crediti al loro presumibile realizzo.
Nel corso dell'esercizio sono avvenuti utilizzi per circa 1.150 mila euro, ed ulteriori accantonamenti per circa 1.137 mila euro.

Crediti tributari
Saldo al 31.12.2004 crediti tributari esigibili entro 12 mesi pari a 61.114 mila Euro
Saldo al 31.12.2003 crediti tributari esigibili entro 12 mesi pari a 30.067 mila Euro
Saldo al 31.12.2004 crediti tributari esigibili oltre 12 mesi pari a 15.965 mila Euro
Saldo al 31.12.2003 crediti tributari esigibili oltre 12 mesi pari a 15.582 mila Euro

I "crediti tributari esigibili entro 12 mesi", pari a 61.114 mila Euro, sono composti principalmente da crediti per IVA e imposte sulle vendite. Nel seguito vengono esposti in base alle società del Gruppo Bulgari di riferimento:

Euro/000	**31/12/2004**	**31/12/2003**
Bulgari International Corporation (BIC)	31.305	10.354
Bulgari S.p.A.	11.804	6.407
Bulgari Global Operations	6.595	1.555
Bulgari Parfums	2.136	1.088
Bulgari (UK)	1.749	-
Bulgari Italia	1.649	5.079
Bulgari Gioielli	589	511
Bulgari France	530	763
Bulgari Espana S.A.	462	159
LB Diamonds & Jewelry	431	-
Daniel Roth et Géral Genta	374	361
Bulgari Korea	231	255
Bulgari S.A.	63	349
Bulgari Time (Switzerland)	11	-
Bulgari Collection Internationale	8	1.005
Altro	3.177	2.181
totale	61.114	30.067

La voce include per 31 milioni di Euro il credito per ritenute d'imposta sui dividendi distribuiti da Bulgari Jewels S.A. alla controllante Bulgari International Corporation B.V.. Tale ritenuta d'imposta trova la sua contropartita nella voce "Debiti verso l'Erario" per uguale ammontare.
Il credito vantato dalla Bulgari S.p.A include: crediti per IVA per 4.242 mila Euro (pari a zero al 31 dicembre 2003) a seguito dell'assunzione della rappresentanza fiscale di Bulgari Parfums S.A, per 3.562 mila Euro (2.146 mila Euro al 31 dicembre 2003) relativamente al credito cumulativo vantato verso l'Erario, per la liquidazione IVA di Gruppo ai sensi dell'art. 73, ultimo comma, DPR 633/72 e art. 3 DM 13/12/1979; per 4.000 mila Euro crediti IRPEG della Capogruppo e crediti per imposte pagate all'estero.

I "crediti tributari esigibili oltre 12 mesi" sono relativi principalmente al credito della Bulgari S.p.A. e della Bulgari Gioielli S.p.A. per IVA richiesta a rimborso, inclusi gli interessi relativi maturati, rispettivamente pari a 9.991 mila Euro e 5.057 mila Euro.

Crediti per imposte anticipate
Saldo netto al 31.12.2004 pari a 23.608 mila Euro
Saldo netto al 31.12.2003 pari a 21.796 mila Euro

I "crediti per imposte anticipate", pari a 23.608 mila Euro (21.796 mila Euro al 31 dicembre 2003) si riferiscono per 15.258 mila Euro (17.584 mila Euro al 31 dicembre 2003) alla eliminazione in fase di consolidamento degli utili inter-societari relativi alla vendita di beni che, alla fine del periodo, si trovano ancora nell'attivo della società acquirente, e per 4.651 mila Euro (3.973 mila Euro al 31 dicembre 2003), ad imposte differite attive di Bulgari Japan Ltd. e per 500 mila Euro ad una riclassifica di imposte anticipate della Bulgari Taiwan che nell'esercizio precedente erano esposte nel fondo imposte differite. La voce accoglie, inoltre, imposte differite attive, per un importo di 2.773 mila Euro, relative alle perdite fiscali della Capogruppo, Bulgari S.p.A., e delle sue controllate

che hanno aderito al "Consolidato Fiscale", in seguito a quanto disposto dal già citato D.Lgs. 12 dicembre 2003, n. 344. Le imposte differite attive sono state stanziate su perdite fiscali pari a circa 8,4 milioni di Euro e non sull'intero ammontare di tali perdite, pari a 10,8 milioni di Euro, in quanto sulla differenza, nel rispetto del principio della prudenza, non si ritiene ancora esserci la ragionevole certezza dell'esistenza, negli esercizi in cui si riverseranno le relative differenze temporanee, di un reddito imponibile sufficiente.

Crediti verso altri
Saldo al 31.12.2004 crediti verso altri esigibili entro 12 mesi pari a 4.176 mila Euro
Saldo al 31.12.2003 crediti verso altri esigibili entro 12 mesi pari a 3.122 mila Euro
Saldo al 31.12.2004 crediti verso altri esigibili oltre 12 mesi pari a 2.293 mila Euro
Saldo al 31.12.2003 crediti verso altri esigibili oltre 12 mesi pari a 2.112 mila Euro

La voce "crediti diversi esigibili entro 12 mesi", complessivamente pari a 4.176 mila Euro, principalmente include pagamenti anticipati a fornitori e relativi ad approvvigionamenti per 519 mila Euro di Bulgari S.p.A., per 507 mila Euro di Bulgari Global Operations S.A., per 282 mila Euro di Bulgari Parfums S.A. e per 178 mila Euro di Bulgari Jewels S.A. e crediti verso enti previdenziali per 866 mila Euro di Bulgari Parfums S.A., per 222 mila Euro di Bulgari Time, e per 166 mila Euro di Bulgari Global Operations S.A..

La voce "crediti diversi esigibili oltre 12 mesi", complessivamente pari a 2.293 mila Euro al netto di un fondo svalutazione crediti, costituito nell'esercizio, di 449 mila Euro, si riferisce essenzialmente al credito infruttifero di interessi concesso da Bulgari South Asian Operations Pte Ltd. per finanziare i negozi a marchio Bulgari di Pechino e Shanghai, in Cina, gestiti da terzi.

Alla data di chiusura dell'esercizio non risultano iscritti crediti di durata superiore a cinque anni.

Attività finanziarie che non costituiscono immobilizzazioni

Azioni proprie
Saldo al 31/12/2004 pari a 3.569 mila Euro
Saldo al 31/12/2003 pari a 2.722 mila Euro

L'importo esposto al 31 dicembre 2004, pari a 3.569 mila Euro, è relativo ad acquisti di azioni proprie in portafoglio effettuati nei limiti e secondo le modalità stabilite da specifiche delibere assembleari.
Il numero delle azioni proprie in portafoglio alla chiusura del periodo è di 550.313 azioni al valore medio di Euro 6,48 per azione e del valore nominale unitario di Euro 0,07; la quota parte di capitale sociale, al 31 dicembre 2004 è pari quindi a 39 mila Euro.
Alla data del 31 dicembre 2003 il numero delle azioni proprie in portafoglio era pari a 420.313 al valore medio di Euro 6,48 per azione; nel corso del mese di marzo 2004 sono state acquistate n. 130.000 azioni ad un valore medio di acquisto pari a 6,51 per azione.

Disponibilità liquide
Saldo al 31/12/2004 pari a 72.387 mila Euro
Saldo al 31/12/2003 pari a 45.121 mila Euro

La cassa ed i conti bancari attivi risultano essere così costituiti:

Descrizione	Saldo al 31/12/2004	Saldo al 31/12/2003
Depositi bancari	71.379	43.509
Cassa e assegni	1.008	1.612
Totale disponibilità liquide	72.387	45.121

Le disponibilità liquide al 31 dicembre 2004 dipendono soprattutto dalle vendite realizzate dai negozi di proprietà nel corso della fase finale dell'anno.
I tassi di interesse applicati dalle banche al 31 dicembre 2004, sui depositi a breve termine e sui conti correnti bancari, dove è stata mantenuta la disponibilità liquida nelle varie valute, sono stati mediamente pari allo 0,77 % circa.

Ratei e risconti

Ratei e risconti attivi
Saldo al 31/12/2004 pari a 7.306 mila Euro
Saldo al 31/12/2003 pari a 5.630 mila Euro

La voce risulta così composta:

Descrizione	Saldo al 31/12/2004	Saldo al 31/12/2003
Totale ratei	-	146
Assicurazioni	2.950	1.964
Canoni su affitto locali	2.683	2.117
Altri	1.673	1.403
Totale risconti	7.306	5.484
Totale ratei e risconti	7.306	5.630

La voce "altri", pari a 1.673 mila Euro, include principalmente costi anticipati e di competenza dell'esercizio successivo di Bulgari Parfums S.A. per 551 mila Euro (546 mila Euro al 31 dicembre 2003) e di Bulgari Global Operations S.A. per 411 mila Euro (pari a zero al 31 dicembre 2003) relativi a spese promozionali.

PASSIVO

Patrimonio netto

La movimentazione delle voci componenti il Patrimonio netto consolidato viene fornita in allegato (tabella 5). Nel seguito vengono commentate le principali voci del suddetto Patrimonio netto e le relative variazioni.

Capitale sociale
Saldo al 31/12/2004 pari a 20.816 mila Euro
Saldo al 31/12/2003 pari a 20.741 mila Euro

Il capitale sociale della Capogruppo, interamente sottoscritto e versato, è pari a 20.816 mila Euro e risulta aumentato rispetto al 31 dicembre 2003, di 75 mila Euro.
Il suddetto aumento deriva dall'emissione di n. 1.072.960 azioni ordinarie (di nuova emissione, godimento 1° gennaio 2004) a seguito dell'esercizio di opzioni su azioni riferite al piano di stock option riservato ad alcuni dipendenti, con conseguente aumento del capitale sociale.

Al 31 dicembre 2004 il capitale sociale risulta, pertanto, costituito da n. 297.373.100 azioni del valore nominale di 0,07 Euro ciascuna, per un valore globale di 20.816 mila Euro.

Riserva da sovrapprezzo delle azioni
Saldo al 31/12/2004 pari a 115.119 mila Euro
Saldo al 31/12/2003 pari a 111.329 mila Euro

La riserva da sovrapprezzo delle azioni, al 31 dicembre 2004, risulta aumentata, rispetto alla chiusura del passato esercizio, di 3.790 mila Euro.
L'incremento registrato si è così generato:
- aumento di 4.637 mila Euro, derivanti dall'aumento del capitale sociale, mediante emissione di n. 1.072.960 nuove azioni, legato all'esercizio di opzioni su azioni al servizio del piano di stock option sopra menzionato;
- diminuzione di 847 mila Euro dovuta all'adeguamento di tale riserva alla riserva per azioni proprie in portafoglio, a seguito dell'acquisto di n. 130.000 azioni proprie, avvenuto durante il mese di marzo.

Riserva legale
Saldo al 31/12/2004 pari a 5.762 mila Euro
Saldo al 31/12/2003 pari a 5.762 mila Euro

La riserva legale, rispetto all'importo esposto nel bilancio chiuso al 31 dicembre 2003, non ha subito variazioni essendo stato già raggiunto il quinto del capitale sociale.

Riserva per azioni proprie in portafoglio
Saldo al 31/12/2004 pari a 3.569 mila Euro
Saldo al 31/12/2003 pari a 2.722 mila Euro

Al 31 dicembre 2004, tale riserva, costituita ai sensi dell'art. 2357 – ter del Codice Civile, è pari a 3.569 mila Euro e risulta aumentata, rispetto alla chiusura del passato esercizio, per 847 mila Euro. L'incremento registrato si è generato in seguito all'acquisto di n. 130.000 azioni, come già illustrato nella voce relativa alle "Azioni proprie in portafoglio".

Altre riserve
Saldo al 31/12/2004 pari a (2.993) mila Euro
Saldo al 31/12/2003 pari a (379) mila Euro

La composizione della voce in esame, al 31 dicembre 2004, è la seguente:

Descrizione	31/12/2004	31/12/2003
1. Riserva straordinaria	28	28
2. Riserva tassata 1983	145	145
3. Plusvalenza da conferimento L. 576/1975	1.933	1.933
4. Riserva da differenze di traduzione	(5.099)	(2.485)
Totale	(2.993)	(379)

La riserva da differenze di traduzione rappresenta le differenze da conversione in Euro dei bilanci consolidati in valuta estera che, mediante l'applicazione dei principi contabili illustrati tra i "principi di consolidamento", sono state contabilizzate direttamente nel patrimonio netto consolidato.

La variazione della riserva, rispetto al 31 dicembre 2003, è in gran parte influenzata dal deprezzamento del dollaro USA e del franco svizzero rispetto all'Euro, con conseguente impatto sul patrimonio delle società statunitensi e svizzere.

Patrimonio netto degli azionisti di minoranza
Saldo al 31/12/2004 pari a 6.742 mila Euro
Saldo al 31/12/2003 pari a 8.545 mila Euro

La voce rappresenta la quota di patrimonio netto di competenza degli azionisti di minoranza ed è riferita alla Bulgari Japan Ltd. posseduta dal Gruppo all'80% e alla società Bulgari Korea Ltd. posseduta dal Gruppo al 51%. La variazione rispetto al 31 dicembre 2003 è essenzialmente dovuta all'acquisizione da parte di Bulgari International Corporation (BIC) del 49% delle quote in Bulgari Hong Kong Ltd. ed in Bulgari Taiwan Ltd.

Raccordo fra il Patrimonio Netto della Capogruppo ed il Patrimonio Netto del Bilancio Consolidato

Il raccordo, in forma sintetica, tra il patrimonio netto e il risultato dell'esercizio della Capogruppo e quelli consolidati al 31 dicembre 2004 ed al 31 dicembre 2003, risulta dalla tabella 4 allegata.

Fondi per rischi e oneri
Saldo al 31/12/2004 pari a 10.379 mila Euro
Saldo al 31/12/2003 pari a 11.254 mila Euro

Tale voce al 31 dicembre 2004 risulta così movimentata:

Descrizione	Saldo al 31/12/2003	Acc.to	Utilizzo fondo	Altre variaz.	Saldo al 31/12/2004
Fondi per imposte, anche differite:	9.055	258	(1.895)	507	7.925
- Fondi fiscali	1.644	9	(319)	(67)	1.267
- Fondo imposte differite	7.411	249	(1.576)	574	6.658
Altri fondi	2.199	963	(902)	194	2.454
Totale	11.254	1.221	(2.797)	701	10.379

I "fondi fiscali" comprendono principalmente:

- 889 mila Euro della Capogruppo, stanziato prudenzialmente a fronte di avvisi di accertamento, per i quali sono in corso contenziosi con l'Amministrazione Finanziaria, in rettifica delle dichiarazioni dei redditi degli esercizi 1988, 1989 e 1990 per 872 mila Euro oltre ad interessi maturati. Al 31 dicembre 2004 sono stati accantonati 8 mila Euro per interessi passivi maturati nell'esercizio. In particolare si fa presente quanto segue:
  - in relazione agli anni 1988 e 1989, la Commissione Provinciale di Roma ha accolto i ricorsi presentati che, allo stato attuale, risultano essere pendenti presso la Commissione Regionale di Roma a seguito dell'appello proposto dall'Amministrazione finanziaria avverso il quale la società ha presentato appello incidentale;
  - in relazione all'anno 1990, la Commissione Regionale, nel corso dell'anno 2003, accogliendo l'appello incidentale della società ed in totale riforma della sentenza impugnata, ha dichiarato la nullità dell'avviso di accertamento.
  - 162 mila Euro (161 mila al 31 dicembre 2003) relativi ad uno stanziamento prudenziale per imposte di Daniel Roth et Gérald Genta Haute Horologerie S.A. riferito agli anni 1994-1995;

- 147 mila Euro relativi sostanzialmente allo stanziamento per imposta doganale su royalties del 1998 della Bulgari Corporation of America Inc.. Al 31 dicembre 2003 la società aveva un fondo per imposte pari a 158 mila Euro;
- 50 mila Euro relativi ad uno stanziamento prudenziale di Bulgari Italia S.p.A. effettuato a seguito di taluni rilievi relativi ad un processo verbale di constatazione elevato dalla Guardia di Finanza nel luglio 2003. Tale verbale include anche ulteriori osservazioni che la Società ed i suoi consulenti esterni non considerano fondate e, quindi, ritenute non suscettibili di produrre passività per la società in oggetto.

La riduzione per "altre variazioni", pari a 67 mila Euro, si riferisce a differenze cambio.

Il "fondo imposte differite", pari a 6.658 mila Euro (7.411 mila Euro al 31 dicembre 2003) si movimenta per lo stanziamento su ammortamenti anticipati del 2004, per un ammontare di 249 mila Euro, di cui 208 mila Euro relativi alla Capogruppo Bulgari S.p.A..
I decrementi, pari a 1.576 mila Euro, sono essenzialmente attribuibili ad utilizzi effettuati dalla Bulgari Time S.A e dalla Bulgari S.A. su fondi svalutazione crediti e fondi obsolescenza magazzino stanziati nei rispettivi bilanci locali esclusivamente in applicazione di norme tributarie.
Le altre variazioni, pari a 574 mila Euro, si riferiscono per 507 mila Euro ad una riclassifica di Bulgari Taiwan Ltd. come meglio descritto nella voce "crediti per imposte anticipate", mentre la parte residua si riferisce a differenze cambio.

La voce "Altri fondi" include sostanzialmente uno stanziamento effettuato in esercizi precedenti pari a 528 mila Euro, dovuto, principalmente, al rischio di pagamento di penalità per la cancellazione di ordini a fornitori per i quali si è prudentemente preferito stanziare una riserva e per 482 mila Euro l'accantonamento a fronte del deficit patrimoniale al 31 dicembre 2004 della Bulgari Hotels & Resorts B.V. come già segnalato nella voce "partecipazioni in imprese controllate" delle Immobilizzazioni Finanziarie. La parte rimanente, pari a 1.444 mila Euro si riferisce a stanziamenti a fronte di contenziosi legali in essere, in particolare per 384 mila Euro a Crova S.p.A., per 309 mila Euro a Bulgari Parfums Italia S.p.A., per 267 mila Euro a Bulgari Italia S.p.A. e per 100 mila Euro a Bulgari S.p.A..
L'incremento per "altre variazioni", pari a 194 mila Euro, si riferisce a differenze cambio.

Trattamento di fine rapporto di lavoro subordinato
Saldo al 31/12/2004 pari a 13.656 mila Euro
Saldo al 31/12/2003 pari a 10.559 mila Euro

La seguente tabella mostra i movimenti del trattamento di fine rapporto; tale fondo si riferisce principalmente alle società italiane ed è stato determinato sulla base delle norme e dei contratti vigenti.

Descrizione	Saldo al 31/12/2003	Accantonamento	Altre variaz. ed utilizzi	Saldo al 31/12/2004
TFR	11.702	2.779	636	15.117
Anticipi su TFR	(1.143)	-	(318)	(1.461)
Fondo TFR netto	10.559	2.779	318	13.656

Debiti

Debiti verso banche
Saldo al 31/12/2004 pari a 85.258 mila Euro
Saldo al 31/12/2003 pari a 87.077 mila Euro

La voce risulta così costituita:

Descrizione	Entro 1 anno	Da 1 a 5 anni	Oltre 5 anni	Saldo al 31/12/2004	Saldo al 31/12/2003
Conti correnti passivi	238	-	-	238	635
Finanziamenti con garanzia	3.986	18.419	-	22.405	26.312
Finanziamenti senza garanzia	22.895	39.720	-	62.615	60.130
Totale	27.119	58.139	-	85.258	87.077

I "finanziamenti con garanzia entro un anno" sono relativi principalmente al finanziamento concesso dalla HSBC Bank alla Bulgari Taiwan Ltd. per 3.253 mila Euro; il suddetto finanziamento, al tasso del 2,09% annuo è assistito da garanzia reale.
I "finanziamenti senza garanzia entro un anno", sono riferiti principalmente a Bulgari Japan Ltd. per 11.457 mila Euro al tasso dello 0,83%, a Crova S.p.A. per 7.002 mila Euro a tassi variabili tra lo 0,65% e l'1,80%, a LB Diamonds & Jewelry Sarl per 2.019 mila Euro al tasso del 3.77% ed a Bulgari Korea Ltd. per 1.702 mila Euro al tasso del 4,66% annuo.

I "finanziamenti con garanzia da uno a cinque anni" sono relativi principalmente a Bulgari Corporation of America Inc. per 18.354 mila Euro con scadenza 2007 e tasso del 2,85%. Detto finanziamento è assistito da garanzia reale fornita da Bulgari S.p.A..
I "finanziamenti senza garanzia da uno a cinque anni" si riferiscono sostanzialmente a Bulgari Japan Ltd. per 28.643 mila Euro con scadenza 2006 al tasso del 1,03%, per cui è stata rilasciata una lettera di patronage da parte della Capogruppo, e a Bulgari S.p.A. per 11.012 mila Euro con scadenza 2006 al tasso dell'1,53%.

Le linee di credito a breve termine ammontano, al 31 dicembre 2004, a circa 350 milioni di Euro, mentre quelle per operazioni a termine di copertura sono pari a circa 1.000 milioni di Euro che, al 31 dicembre 2004, risultano utilizzate per circa 400 milioni di Euro. In aggiunta a quanto sopra, si hanno 15 milioni di Euro di "committed credit line" con scadenza aprile 2005 che, al 31 dicembre 2004, risultano non utilizzati. Sono stati invece utilizzati 4 miliardi di yen e 40 milioni di dollari USA di linee di credito per finanziamenti a lungo termine.

Debiti verso altri finanziatori
Saldo al 31.12.2004 per debiti esigibili entro 12 mesi pari a 2.825 mila Euro
Saldo al 31.12.2003 per debiti esigibili entro 12 mesi pari a 6.333 mila Euro

La voce è composta da "debiti finanziari esigibili entro 12 mesi" di Bulgari International Corporation N.V. per 2.825 mila Euro concessi da Bulgari Reinsurance Company Ltd., fruttiferi di interessi a tassi correnti di mercato.

Acconti
Saldo al 31/12/2004 pari a 2.913 mila Euro
Saldo al 31/12/2003 pari a 3.423 mila Euro

La voce fa riferimento ad acconti versati a fornitori e relativi ad approvvigionamenti di materie prime da parte delle società produttive.

Debiti verso fornitori
Saldo al 31/12/2004 pari a 151.489 mila Euro
Saldo al 31/12/2003 pari a 108.664 mila Euro

L'incremento rispetto all'esercizio precedente è dovuto sostanzialmente a Bulgari Parfums S.A. per 14.827 mila Euro, in seguito agli aumenti degli acquisti nella parte finale dell'anno per costituire le scorte di prodotto necessarie al lancio, a inizio 2005, della nuova fragranza per uomo, a Bulgari

Global Operations S.A. per 7.180 mila Euro, a Bulgari Collection Internazionale S.A. per 4.882 mila Euro, nonché all'acquisizione dell'ulteriore 50% di Crova S.p.A. (4.049 mila Euro) e all'ingresso nell'area di consolidamento di Bulgari Retail USA S.r.l. (3.646 mila Euro) e di Bulgari Parfums Deutschland Gmbh (2.812 mila Euro).

Debiti tributari
Saldo al 31/12/2004 pari a 49.324 mila Euro
Saldo al 31/12/2003 pari a 24.697 mila Euro

La composizione dei debiti tributari è la seguente:

Descrizione	Entro 12 mesi	Oltre 12 mesi	Saldo al 31/12/2004	Saldo al 31/12/2003
Debiti verso Erario	37.527	-	37.527	16.079
Debiti tributari netti	11.797	-	11.797	8.618
Totale	49.324	-	49.324	24.697

La voce "debiti verso Erario" comprende principalmente per 31 milioni di Euro il debito per ritenute d'imposta su dividendi distribuiti dalla Bulgari Jewels S.A. alla controllante Bulgari International Corporation B.V., come precedentemente illustrato. La voce include, inoltre, debiti per imposte indirette, ritenute IRPEF ed imposte similari.

La voce "debiti tributari netti" è composta da debiti per imposte sui redditi relative all'esercizio 2004, al netto degli acconti versati pari a 3.295 mila Euro.

Debiti verso istituti di previdenza e di sicurezza sociale
Saldo al 31/12/2004 pari a 4.777 mila Euro
Saldo al 31/12/2003 pari a 2.958 mila Euro

La voce, pari a 4.777 mila Euro, si incrementa di 1.819 mila Euro e si riferisce ai contributi maturati e ancora da versare agli enti previdenziali.
L'incremento rispetto allo scorso dicembre 2003 è dovuto, per 350 mila Euro all'acquisizione dell'ulteriore 50% di Crova S.p.A. e per 1.324 mila Euro è attribuibile alle società svizzere a seguito dell'adozione di un nuovo piano previdenziale.

Altri debiti
Saldo al 31.12.2004 per altri debiti esigibili entro 12 mesi pari a 20.336 mila Euro
Saldo al 31.12.2003 per altri debiti esigibili entro 12 mesi pari a 16.275 mila Euro
Saldo al 31.12.2004 per altri debiti esigibili oltre 12 mesi pari a 3.782 mila Euro
Saldo al 31.12.2003 per altri debiti esigibili oltre 12 mesi pari a 2.888 mila Euro

La voce "Altri debiti" risulta così dettagliata:

Descrizione	Entro 12 mesi	Oltre 12 mesi	Saldo al 31/12/2004	Saldo al 31/12/2003
Debiti verso il personale	16.604	-	16.604	13.260
Debiti verso azionisti	560	-	560	184
Altri debiti	3.172	3.782	6.954	5.719
Totale	20.336	3.782	24.118	19.163

I "debiti verso il personale" sono principalmente dovuti all'accantonamento effettuato per premi di incentivazione, ferie maturate e non godute, quattordicesima mensilità e relativi contributi sociali a carico delle società.

L'ammontare dei "debiti verso azionisti" rappresenta i dividendi deliberati dalla Capogruppo Bulgari S.p.A. non ancora liquidati.
La voce "altri debiti esigibili entro 12 mesi" include il debito della Bulgari Italia S.p.A. per 1.008 mila Euro conseguente ad un contenzioso in essere per alcuni locali (cantine) in Roma; avverso la decisione di I grado del Tribunale di Roma, la società ha proposto appello nell'esercizio 2001, tuttora pendente ed in attesa di trattazione. La voce comprende, inoltre, per 1.410 mila Euro, debiti della Bulgari S.p.A. relativi ad emolumenti da corrispondere ai membri del Consiglio d'Amministrazione.

Gli "altri debiti oltre 12 mesi" sono costituiti dal debito della Bulgari International Corporation N.V. per 2.918 mila Euro per l'acquisizione della società Daniel Roth et Gérald Genta Haute Horlogerie S.A., con scadenza agosto 2006; per 864 mila Euro fanno invece riferimento alla quota a lungo termine del debito di Daniel Roth et Gérald Genta Haute Horlogerie S.A., relativo all'acquisizione di parte dell'attività distributiva precedentemente svolta da società esterne al Gruppo, con rimborso a rate costanti annuali, di cui l'ultima prevista per il 2010, e tasso pari al 2%.

Ad eccezione della quota a lungo termine del debito di Daniel Roth et Gérald Genta Haute Horlogerie S.A. appena commentato, alla data di chiusura dell'esercizio non risultano iscritti altri debiti di durata superiore ai cinque anni.

Ratei e risconti

Ratei e risconti passivi
Saldo al 31/12/2004pari a 962 mila Euro
Saldo al 31/12/2003 pari a 970 mila Euro

Tale voce al 31 dicembre 2004 risulta così composta:

Descrizione	Saldo al 31/12/2004	Saldo al 31/12/2003
Risconti passivi	36	50
Ratei passivi per interessi su finanziamenti	297	258
Altri ratei passivi	629	662
Totale ratei passivi	926	920
Totale ratei e risconti	962	970

La voce "altri ratei passivi" pari a 629 mila Euro è riferibile per 270 mila Euro alla Bulgari Hong Kong Ltd. per ratei passivi di competenza dell'esercizio dovuti a canoni di locazione.
Il totale ratei e risconti passivi include inoltre il rateo su interessi relativi ad operazioni di copertura di Bulgari S.p.A.

Conti d'ordine

Saldo al 31/12/2004 pari a 564.683 mila Euro
Saldo al 31/12/2003 pari a 517.515 mila Euro

La voce comprende le garanzie prestate per debiti bancari ed altre obbligazioni, nonché gli altri impegni del Gruppo nei confronti di terzi.

Tali voci, al 31 dicembre 2004, sono evidenziate nel prospetto che segue:

Descrizione	Saldo al 31/12/2004	Saldo al 31/12/2003
Canoni	202.365	187.987
Garanzie prestate	11.672	12.458
Garanzie ricevute:		
Fideiussioni da terzi	22.544	22.552
Altro:		
Contratti a termine	240.105	239.259
Factoring	-	12.920
Beni di terzi	68.990	42.339
Altro	7	-
Totale	564.683	517.515

I "canoni" si riferiscono agli impegni, pari 199.848 mila Euro (185.525 mila Euro al 31 dicembre 2003), per canoni di locazione a scadere per i negozi a marchio BVLGARI da corrispondere alle società locatrici per la durata residua dei contratti.

La voce "garanzie prestate" si riferisce a fideiussioni rilasciate a terzi da Bulgari International Corporation N.V. .
La voce "fideiussioni ricevute da terzi" include, per 15.611 mila Euro, fideiussioni ricevute da Istituti di Credito a favore dell'Amministrazione finanziaria a fronte di crediti IVA richiesti a rimborso, della Camera di Commercio e della Dogana, per 2.415 mila Euro fideiussioni a fronte di canoni di locazione. La voce include, inoltre, una garanzia pari a 3.141 mila Euro rilasciata a favore della Bulgari Hotels and Resorts Milano S.r.l. a garanzia del 50% dei costi sostenuti per l'acquisto di mobili ed arredi in genere destinati all'albergo di Milano ed una garanzia prestata da Istituti di Credito a favore della Bulgari S.p.A. per 204 mila Euro, a fronte di un finanziamento erogato dalla Simest S.p.A..
I beni di terzi sono sostanzialmente preziosi dati in custodia alla Bulgari Retail Usa Srl. per 22.380 mila Euro, alla Bulgari Collection Internazionale S.A. per 16.871 mila Euro, alla Bulgari Italia S.p.A. per 15.753 mila Euro, alla Bulgari Gioielli S.p.A. per 11.300 mila Euro e a Crova S.p.A. per 2.686 mila Euro.
I conti d'ordine non comprendono le garanzie prestate dalla Capogruppo nei confronti di terzi, a favore di società del Gruppo, in quanto trattasi di impegni già esplicitati nelle singole poste di bilancio, precedentemente commentate.

Operazioni di copertura

Il Gruppo Bulgari, principalmente attraverso la società controllata Bulgari Global Operations S.A., effettua operazioni di copertura dal rischio cambio delle principali valute ed in particolare Yen giapponesi e Dollari americani.

Al 31 dicembre 2004 il Gruppo ha in essere strumenti finanziari derivati per complessivi 114.826 mila Euro, convertiti al cambio del 31 dicembre 2004, così ripartiti:

Conversione al cambio 31 dicembre 2004 (Euro/000)

FX FORWARD	FX SWAP	FX OPTION	**TOTALE**
34.989	59.570	20.267	**114.826**

Di tali strumenti finanziari derivati, quelli a fronte di operazioni che non hanno ancora avuto manifestazione in bilancio (operazioni "fuori bilancio"), sono così riassumibili:

Conversione al cambio 31 dicembre 2004 (Euro/000)

FX FORWARD	FX SWAP	FX OPTION	**TOTALE**
22.161	23.951	19.006	**65.118**

Tale tabella evidenzia la sommatoria del controvalore in Euro delle operazioni in essere al 31 dicembre 2004, espresso al cambio a termine in essere al 31 dicembre 2004 di ogni singola operazione.

Vi sono, inoltre, operazioni *forward* e *swap* per la copertura del rischio di variazione del prezzo dell'oro, poste in essere dalle controllate Bulgari Collection Internationale S.A. e Bulgari Jewels S.A., riassumibili come segue, espresse al cambio a termine al 31 dicembre 2004 di ogni singola operazione:

Conversione al cambio 31 dicembre 2004 (Euro/000)

FORWARD	SWAP	**TOTALE**
6.767	3.039	**9.807**

Vi è inoltre un'operazione di I.R.S. (*Interest Rate Swap*) a copertura del rischio di tasso d'interesse per un nominale di 10.000 mila Dollari americani, a fronte di un debito bancario di pari durata, periodicità ed ammontare. Tale operazione converte il tasso variabile del debito originario in tasso fisso.

Si evidenzia che le suddette operazioni non sono di natura speculativa, ma vengono poste in essere solamente per la copertura dei rischi cambio, prezzo e tasso di interesse, conseguenti alla natura del business del Gruppo.

INFORMAZIONI SUL CONTO ECONOMICO

Valore della produzione

Ricavi delle vendite e delle prestazioni
Importo esercizio 2004 pari a 827.653 mila Euro
Importo esercizio 2003 pari a 759.267 mila Euro

La situazione comparata dei Ricavi delle vendite e delle prestazioni dell'esercizio 2004 rispetto al 2003 è la seguente:

Descrizione	31/12/2004	31/12/2003
Ricavi per cessione di beni	815.309	744.197
Prestazioni	5.181	6.451
Royalties	7.163	8.619
Totale	827.653	759.267

La voce "prestazioni" accoglie principalmente ricavi relativi ad Opera Management S.A. per 3.167 mila Euro, a Bulgari Operational Services ApS per 465 mila Euro ed a Bulgari Corporation of America Inc. per 317 mila Euro.

La suddivisione dei ricavi per tipologia di prodotto e per area geografica è già stata commentata nella Relazione sull'andamento della gestione cui si rinvia.

Incrementi di immobilizzazioni per capitalizzazioni interne
Importo esercizio 2004 pari a 441 mila Euro
Importo esercizio 2003 pari a 2.886 mila Euro

La voce include sostanzialmente il valore di alcuni prodotti tipici della produzione Bvlgari riclassificati dalle rimanenze alle immobilizzazioni materiali.
In tale voce affluiscono i costi sostenuti per l'acquisizione di prodotti rappresentativi della produzione, presente e passata, di gioielli ed orologi e quelli relativi alle collezioni di accessori che costituiscono l'archivio storico dei prodotti Bvlgari.
L'effetto positivo di tale voce è compensato dalla diminuzione di pari importo della voce "Variazione delle rimanenze", con un effetto nullo sul conto economico.

Altri ricavi e proventi
Importo esercizio 2004 pari a 14.959 mila Euro
Importo esercizio 2003 pari a 13.066 mila Euro

La voce altri ricavi e proventi, pari a 14.959 mila Euro, include, per circa 2.990 mila Euro la buonuscita incassata da una società del Gruppo per liberare i locali di un negozio, trasferito in un sito adiacente; per circa 1.000 mila Euro il rilascio di fondi stanziati, da parte di varie società del Gruppo, negli esercizi precedenti, per i quali sono venuti meno i presupposti dello stanziamento; la parte residua include, principalmente, rettifiche in varie società del Gruppo di costi stimati nell'esercizio precedente, rimborsi da assicurazioni ed abbuoni da fornitori.

Costi della produzione

Costi per acquisto di materie prime e prodotti finiti
Importo esercizio 2004 pari a 251.864 mila Euro
Importo esercizio 2003 pari a 210.625 mila Euro

I costi per l'acquisto di materie prime e prodotti finiti ammontano a 251.864 mila Euro rispetto ai 210.625 mila Euro dell'esercizio precedente. L'incremento è dovuto all'approvvigionamento delle società produttive per la produzione dei numerosi nuovi prodotti realizzati nel corso dell'esercizio.

Costi per servizi
Importo esercizio 2004 pari a 245.272 mila Euro
Importo esercizio 2003 pari a 202.894 mila Euro

La voce in oggetto risulta così dettagliata:

Descrizione	31/12/2004	31/12/2003
Costi variabili di vendita	26.141	22.641
Spese di produzione e amministrative	115.079	92.112
Emolumenti Organi sociali	3.238	2.936
Spese di pubblicità e di promozione	96.387	80.693
Servizi resi alla clientela	4.427	4.512
Totale	245.272	202.894

I "costi variabili di vendita" includono, principalmente, le commissioni riconosciute su incassi tramite carte di credito per 3.697 mila Euro (3.328 mila Euro nell'esercizio 2003), le spese di trasporto di prodotti per 8.594 mila Euro (7.205 mila Euro nell'esercizio 2003) e le commissioni di mediazione ad agenti per vendite di profumo per 7.389 mila Euro (6.185 mila Euro nell'esercizio 2003).
Le "spese di produzione ed amministrative" includono, principalmente, costi per lavorazioni esterne per 68.828 mila Euro (52.727 mila Euro nell'esercizio 2003), spese di viaggio e trasferta per 12.675 mila Euro (10.253 mila Euro nell'esercizio 2003), incluse quelle per la partecipazione a corsi di formazione, consulenze professionali per 12.359 mila Euro (9.381 mila Euro nell'esercizio 2003), utenze per 3.504 mila Euro (3.597 mila Euro nell'esercizio 2003), spese di manutenzione per 4.202 mila Euro (3.323 mila Euro nell'esercizio 2003), spese di assicurazione per 4.023 mila Euro (3.727 mila Euro nell'esercizio 2003), spese a tutela del marchio contro la contraffazione per 1.251 mila Euro (1.164 mila Euro nell'esercizio 2003) e costi di formazione per 2.173 mila Euro (1.449 mila Euro nell'esercizio 2003).
Gli ammontari compresi nella voce "emolumenti agli Organi sociali" sono riferiti ai compensi degli Amministratori e Sindaci della Capogruppo per lo svolgimento delle loro funzioni e includono anche eventuali ulteriori compensi ad organi societari di altre società incluse nel campo di consolidamento. Gli emolumenti risultano così suddivisi:
- Consiglio di Amministrazione: 3.116 mila Euro
- Collegio Sindacale: 121 mila Euro.

Costi per godimento beni di terzi
Importo esercizio 2004 pari a 40.268 mila Euro
Importo esercizio 2003 pari a 38.810 mila Euro

La voce che ammonta a 40.268 mila Euro (38.810 mila Euro nell'esercizio 2003) comprende essenzialmente canoni d'affitto dei locali utilizzati dalle società del Gruppo per lo svolgimento dell'attività, pari a 37.616 mila Euro (35.943 mila Euro nell'esercizio 2003), canoni di noleggio delle autovetture aziendali e quelli di macchine d'ufficio pari a 1.371 mila Euro (1.376 mila Euro al 31 dicembre 2003) e canoni di noleggio hardware e software pari a 1.281 mila Euro (1.491 mila Euro al 31 dicembre 2003). L'incremento è dovuto, principalmente, ai maggiori canoni di locazione sostenuti da Bulgari (UK) Ltd. e da Bulgari Espana S.A. Unipersonal.

Costi per il personale
Importo esercizio 2004 pari a 139.053 mila Euro
Importo esercizio 2003 pari a 129.078 mila Euro

La ripartizione dei costi per il personale viene fornita nel prospetto di conto economico.

Viene di seguito dettagliata la suddivisione numerica media complessiva di tutte le società del Gruppo incluse nel campo di consolidamento.

Numero medio dei dipendenti	31/12/2004	31/12/2003
Dirigenti e Quadri	302	352
Impiegati	1.585	1.355
Operai e assimilati	91	117
Totale	1.978	1.824

Il numero medio dei dipendenti del Gruppo nell'esercizio 2004 è stato di 1.978 unità (n. 1.824 unità nell'esercizio 2003). La tabella non include il numero medio dei dipendenti della società Crova S.p.A., il cui conto economico è stato consolidato con il metodo proporzionale, in quanto fino al 30 dicembre la partecipazione era detenuta al 50%, che al 31 dicembre 2004 è complessivamente pari a 327 unità.
Il numero medio è calcolato come media del numero dei dipendenti all'inizio e alla fine dell'esercizio.
Nella voce "Dirigenti e Quadri" è stato inserito anche il numero di quei profili professionali che nelle società estere sono classificati nella categoria Manager.

Ammortamenti e svalutazioni
Ammortamenti
Importo esercizio 2004 pari a 37.338 mila Euro
Importo esercizio 2003 pari a 37.068 mila Euro

La ripartizione degli ammortamenti delle immobilizzazioni materiali e immateriali è presentata nei prospetti di conto economico e nei prospetti di movimentazione delle immobilizzazioni.

Svalutazioni
Importo esercizio 2004 pari a 1.963 mila Euro
Importo esercizio 2003 pari a 2.205 mila Euro

La voce include, sostanzialmente, la svalutazione di migliorie su beni di terzi come meglio evidenziato nella nota di commento alle immobilizzazioni materiali.

Accantonamenti per rischi
Importo esercizio 2004 pari a 481 mila Euro
Importo esercizio 2003 pari a 1.468 mila Euro

La voce include, sostanzialmente, accantonamenti effettuati a fronte di contenziosi con alcuni dipendenti, per 100 mila Euro riferiti alla Bulgari S.p.A., per 184 riferiti alla Bulgari Italia S.p.A., per 10 mila Euro riferiti alla Bulgari Gioielli S.p.A. e per 187 mila Euro a Crova S.p.A. a fronte del rischio sull'oro in conto lavoro ai fornitori.

Oneri diversi di gestione
Importo esercizio 2004 pari a 26.138 mila Euro
Importo esercizio 2003 pari a 25.736 mila Euro

Gli oneri diversi di gestione pari a 26.138 mila Euro (25.736 mila Euro nell'esercizio 2003) si riferiscono principalmente a spese generali e amministrative per 12.407 mila Euro (12.330 mila Euro nell'esercizio 2003), altri costi di gestione per 8.795 mila Euro (8.552 mila Euro nell'esercizio 2003), imposte e tasse non sul reddito per 3.744 mila Euro (3.901 mila Euro nell'esercizio 2003), spese legali per 709 mila Euro (433 mila Euro nell'esercizio 2003) e spese gestione automezzi per 483 mila Euro (520 mila Euro nell'esercizio 2003).

Proventi e oneri finanziari

Proventi finanziari
Importo esercizio 2004 pari a 1.664 mila Euro
Importo esercizio 2003 pari a 5.080 mila Euro

La voce in oggetto è così articolata:

Descrizione	31/12/2004	31/12/2003
Interessi attivi	956	3.879
Altri proventi finanziari	708	1.201
Totale	1.664	5.080

Gli interessi attivi includono anche i premi attivi su operazioni di "fx swap" di tesoreria e su operazioni di copertura contro il rischio su cambi pari a 569 mila Euro.
La voce "altri proventi finanziari" include principalmente interessi attivi su crediti per IVA chiesta a rimborso e abbuoni e sconti di cassa da fornitori.

Oneri finanziari
Importo esercizio 2004 pari a 8.494 mila Euro
Importo esercizio 2003 pari a 14.575 mila Euro

La voce é così articolata:

Descrizione	31/12/2004	31/12/2003
Interessi passivi per finanziamenti esigibili entro 12 mesi	4.700	10.400
Interessi passivi per finanziamenti esigibili oltre 12 mesi	1.072	1.045
Oneri finanziari diversi	2.722	3.130
Totale	8.494	14.575

Gli "interessi passivi per finanziamenti esigibili entro 12 mesi" includono anche i premi passivi su operazioni di "fx swap" di tesoreria e su operazioni di copertura contro il rischio di cambio per 3.711 mila Euro. Il decremento rispetto al 31 dicembre 2003 è principalmente dovuto all'assenza di "oneri su obbligazioni", oltre che al diminuito indebitamento medio rispetto al 2003.
Gli "oneri finanziari diversi" includono, principalmente, abbuoni e sconti di cassa concessi a clienti distributori, nonché, commissioni verso banche.

Utili e perdite su cambi
Importo esercizio 2004 pari a (72) mila Euro
Importo esercizio 2003 pari a 1.033 mila Euro

La voce é così articolata:

Descrizione	31/12/2004	31/12/2003
Differenza positiva di cambio	51.819	68.073
Differenza negativa di cambio	(51.891)	(67.040)
Totale	(72)	1.033

La voce non include, come già illustrato nei criteri di valutazione, gli utili e le perdite su cambio correlati alle coperture rischio su cambio di tipo commerciale che sono stati classificati all'interno della voce "costi per materie prime, sussidiarie, di consumo e merci".

Rettifiche di valore di attività finanziarie

Rivalutazione di titoli iscritti nell'attivo circolante che non costituiscono partecipazioni
Importo esercizio 2004 pari a zero
Importo esercizio 2003 pari a 822 mila Euro

Svalutazione di partecipazioni
Importo esercizio 2004 pari a 2.430 mila Euro
Importo esercizio 2003 pari a 402 mila Euro

La voce pari a 2.430 mila Euro include il valore della svalutazione delle partecipazioni in Bulgari Hotels and Resorts B.V. e in Bulgari Hotels and Resorts Milano S.r.l., che come precedentemente detto sono state valutate con il metodo del patrimonio netto.

Proventi e oneri straordinari

Proventi straordinari
Importo esercizio 2004 pari a 644 mila Euro
Importo esercizio 2003 pari a 3.779 mila Euro

La voce pari a 644 mila Euro, a parte alcuni importi minori, si riferisce principalmente per 443 mila Euro a Bulgari S.p.A. per un rimborso di imposte indeducibili pagate all'estero e per 165 mila Euro al rimborso di costi stanziati a dicembre 2003 da Daniel Roth et Gérald Genta Haute Horologerie S.A..

Oneri straordinari
Importo esercizio 2004 pari a 2.756 mila Euro
Importo esercizio 2003 pari a 3.317 mila Euro

La voce pari a 2.756 mila Euro (3.317 mila Euro nell'esercizio 2003) si riferisce principalmente per 1.883 mila Euro ad imposte indeducibili, relative ad esercizi precedenti, pagate all'estero in via definitiva non recuperabili dalla Bulgari S.p.A., per 509 mila Euro ad imposte e tasse degli esercizi precedenti e per 217 mila Euro ad oneri di ristrutturazione sostenuti dalla Bulgari Japan Ltd. a seguito della rilevazione delle attività di alcuni negozi mono-marca BVLGARI precedentemente gestiti da terzi.

Imposte

Imposte sul reddito
Importo esercizio 2004 pari a 12.859 mila Euro
Importo esercizio 2003 pari a 16.840 mila Euro

La voce è composta dalla stima delle imposte sul reddito di competenza dell'esercizio.
Il totale delle imposte sul reddito, pari a 12.859 mila Euro (16.840 mila Euro nell'esercizio 2003), è costituito da:

a) imposte correnti sul reddito di esercizio pari a 15.198 mila Euro (14.238 mila Euro al 31 dicembre 2003);
b) imposte differite attive, al netto degli utilizzi nel periodo, per un importo pari a 1.012 mila Euro, essenzialmente relative alle perdite fiscali che si prevede verranno utilizzate nei prossimi esercizi come meglio dettagliato nella nota di commento alla voce "crediti per imposte anticipate" cui si rimanda;
c) un utilizzo di imposte differite passive, al netto degli accantonamenti, pari a 1.327 mila Euro.

Il *tax rate* medio del Gruppo risulta pari al 10,48 % (15,45 % nell'esercizio 2003). Tale aliquota media è influenzata positivamente dalla tassazione in capo alle società svizzere.

Utile dell'esercizio di pertinenza azionisti di minoranza
Importo esercizio 2004 pari a 1.573 mila Euro
Importo esercizio 2003 pari a 332 mila Euro

Questa posta riflette la quota di utile di competenza di terzi relativa alla Bulgari Japan Ltd. posseduta dal Gruppo all'80% e Bulgari Korea Ltd. possedute dal Gruppo al 51%, consolidate con il metodo integrale.
Nel corso del 2004, rispetto all'esercizio precedente, è stato acquistato il restante 49% delle società Bulgari (Hong Kong) Ltd. e Bulgari (Taiwan) Ltd., ora detenute dal gruppo al 100%.

Bulgari S.p.A.
Il Presidente
Sig. Paolo Bulgari

Bulgari S.p.A. e Controllate

Tabella 1

Elenco delle società incluse nel consolidamento con il metodo integrale

Società	% partecipazione 31/12/2004	% partecipazione 31/12/2003	Divisa	Capitale sociale	Sede	Attività esercitata
Bulgari Gioielli S.p.A.	100,00	100,00	Euro	2.580.000	Roma	Produzione gioielleria
Bulgari Italia S.p.A.	100,00	100,00	Euro	12.000.000	Roma	Vendita al dettaglio
Bulgari International Corporation (BIC) N.V. (1)	100,00	100,00	Euro	18.301.200	Amsterdam	Sub-holding
Bulgari Corporation of America Inc.	100,00	100,00	Us$	24.350.000	New York	Vendita ai retailers e distribuzione profumo
Bulgari S.A.	100,00	100,00	Swfr	600.000	Ginevra	Vendita al dettaglio
Bulgari Time (Switzerland) S.A.	100,00	100,00	Swfr	1.000.000	Neuchatel	Produzione orologeria e accessori
Bulgari Jewels S.A.	100,00	100,00	Swfr	5.000.000	Neuchatel	Produzione gioielleria
Bulgari France S.A.	100,00	100,00	Euro	225.000	Parigi	Vendita al dettaglio
Bulgari Montecarlo S.A.M.	100,00	100,00	Euro	800.000	Montecarlo	Vendita al dettaglio
Bulgari (Deutschland) GmbH	100,00	100,00	Euro	2.556.459	Monaco	Vendita al dettaglio
Bulgari Japan Ltd.	80.00	80.00	Yen	400.000.000	Tokyo	Vendita al dettaglio
Bulgari Espana S.A. Unipersonal	100,00	100,00	Euro	4.918.344	Madrid	Vendita al dettaglio
Bulgari Parfums S.A.	100,00	100,00	Swfr	1.000.000	Neuchatel	Produzione profumo
Bulgari Parfums Italia S.p.A.	100,00	100,00	Euro	1.020.000	Roma	Distribuzione profumo
Bulgari Parfums USA Inc. (1)	-	100,00	Us$	100.000	New York	Distribuzione profumo
Bulgari Netherlands B.V. (2)	-	100,00	Euro	9.914.811	Amsterdam	Sub-holding
Bulgari Portugal Acessorios de Luxo Lda.	100.00	100.00	Euro	92.873	Madeira	Sub-holding
Bulgari Asia Ltd. (3)	100,00	100,00	HK$	12.126.809	Hong Kong	Sub-holding
Bulgari South Asian Operations Pte Ltd.	100.00	100.00	Sg$	1.000.000	Singapore	Vendita al dettaglio
Bulgari (UK) Ltd.	100.00	100.00	Lgs	20.100.000	Londra	Vendita al dettaglio
Bulgari Latin America N.V. (4)	-	100,00	Us$	6.000	Aruba	Vendita al dettaglio
Bulgari Latin America Service N.V. (4)	-	100,00	Us$	6.000	Aruba	Supporto Logistico
Bulgari Belgium S.A.	100.00	100.00	Euro	2.478.935	Bruxelles	Vendita al dettaglio
Bulgari Australia Pty. Ltd.	100.00	100.00	Aud	5.200.000	Sydney	Vendita al dettaglio
Bulgari (Malaysia) Sdn Bhd	100.00	100.00	Rm	3.334.000	Kuala Lumpur	Vendita al dettaglio
Bulgari Global Operations S.A.	100.00	100.00	SwFr	1.000.000	Neuchatel	Supporto Logistico
Bulgari Operational Services ApS	100.00	100.00	DKK	500.000	Copenhagen	Servizi
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100.00	100.00	SwFr	7.100.000	Ginevra	Produzione orologeria
Bulgari (Hong Kong) Ltd.	100.00	51.00	HK$	1.000.000	Hong Kong	Vendita al dettaglio
Bulgari (Taiwan) Ltd.	100.00	51.00	Twd	110.000.000	Taipei	Vendita al dettaglio
Bulgari Korea Ltd.	51.00	51.00	Kwon	4.500.000.000	Seoul	Vendita al dettaglio
Bulgari Collection Internationale S.A.	100.00	100.00	Swfr	3.000.000	Neuchatel	Produzione alta gioielleria
Bulgari (Luxembourg) S.A.	100.00	100.00	Euro	100.000	Lussemburgo	Holding relativa al progetto *Bvlgari Hotels and Resorts*
Bulgari Saint Barth S.a.S.	100.00	100.00	Euro	40.000	Saint Barthelemy	Vendita al dettaglio
Bulgari Retail USA S.r.l.	100.00	-	Euro	50.000	Roma	Vendita al dettaglio e all'ingrosso
Crova S.p.A. (5)	100.00	-	Euro	2.700.000	Valenza (Alessandria)	Produzione gioielleria
Bulgari Parfums Deutschland Gmbh	100.00	-	Euro	25.000	Wiesbaden	Distribuzione profumo

Elenco delle società incluse nel consolidamento con il metodo proporzionale

Società	% partecipazione 31/12/2004	% partecipazione 31/12/2003	Divisa	Capitale sociale	Sede	Attività esercitata
LB Diamonds & Jewelry Sarl.	50.00	-	Euro	1.250.000	Neuchatel	Produzione gioielleria
Opera Management S.A.	50.00	50.00	Euro	120.000	Lussemburgo	Gestione di partecipazioni azionarie
Crova S.p.A. (5)	-	50.00	Euro	2.700.000	Valenza (Alessandria)	Produzione gioielleria

(1) Bulgari Corporation of America Inc. ha incorporato Bulgari Parfums USA Inc. con effetto dal 31 dicembre 2004.

(2) Bulgari International Corporation (BIC) N.V. ha incorporato la società Bulgari Netherland N.V. nel corso del 2004.
(3) Società in corso di liquidazione nel 2004.
(4) Società liquidate nel corso del 2004.
(5) Al 30 dicembre 2004 è stato acquistato il restante 50% della Società. Al 31 dicembre 2004 si è provveduto a consolidare il 100% dello stato patrimoniale ed il 50% del conto economico.

Tabella 2

Elenco delle società valutate
con il metodo del patrimonio netto

Società	% partecipazione 31/12/2004	% partecipazione 31/12/2003	Divisa	Capitale Sociale	Sede	Attività esercitata
Bulgari Hotels & Resorts B.V. (1)	65.00	65.00	Euro	90.000	Amsterdam	Società in joint-venture con il Gruppo Marriot
Bulgari Hotels and Resorts Milano S.r.l. (2)	65.00	65.00	Euro	100.000	Roma	Società relativa al progetto Bvlgari Hotels and Resorts
Luxlook Ltd. (3)	2.00	2.00	Us$	39.900.000	New York	Distribuzione su internet di prodotti

Elenco delle società valutate
con il metodo del costo

Società	% partecipazione 31/12/2004	% partecipazione 31/12/2003	Divisa	Capitale Sociale	Sede	Attività esercitata
Opera Participations S.c.a. (4)	11.79	11.72	Euro	2.253.090	Lussemburgo	Acquisizione di partecipazioni azionarie
Opera Participations 2 S.c.a. (5)	21.74	-	Euro	1.020.000	Lussemburgo	Acquisizione di partecipazioni azionarie
Bulgari Reinsurance Company Ltd.	100.00	100.00	Euro	635.000	Dublino	Società assicuratrice
Bulgari Retail USA S.r.l. (6)	-	100.00	Euro	50.000	Roma	Vendita al dettaglio e all'ingrosso

(1) Società posseduta tramite Bulgari (Luxembourg) S.A.
(2) Società posseduta indirettamente tramite Bulgari Hotels & Resorts B.V. al 61,75% (95% * 65%, partecipazione di Bulgari Hotels & Resorts B.V. in *Bulgari Hotels and Resorts Milano S.r.l.*)
e direttamente tramite Bulgari SpA al 3,25%
(3) Società in fase di liquidazione. Il valore della partecipazione è stato azzerato nel corso dell'esercizio 2001.
(4) Società posseduta da Bulgari International Corporation (BIC) N.V. direttamente per il 11,80 % del totale azioni di classe A.1. Inoltre Opera Management S.A., detenuta al 50% da Bulgari International *Corporation (BIC) N.V. possiede il 100% delle azioni di classe B.1 (le azioni di classe A.1. sono privilegiate* nella distribuzione di dividendi, mentre le azioni B.1. non godono di alcun privilegio in fase di distribuzione di dividendi, ma consentono, a chi le detiene, di esercitare il diritto di voto in occasione di delibere di particolare importanza).
(5) Società posseduta da Bulgari International Corporation (BIC) N.V. direttamente per il 21,7 % del totale azioni di classe A.1. Inoltre Opera Management S.A., detenuta al 50% da Bulgari International Corporation (BIC) N.V. possiede il 100% delle azioni di classe B.1 (le azioni di classe A.1. sono privilegiate nella distribuzione di dividendi, mentre le azioni B.1. non godono di alcun privilegio in fase di distribuzione di dividendi, ma consentono, a chi le detiene, di esercitare il diritto di voto in occasione di delibere di particolare importanza).
(6) Società inclusa nel campo di consolidamento nel corso dell'esercizio 2004

Bulgari S.p.A. e Controllate

Tabella 3

Prospetto della variazione del campo di consolidamento
verificatasi nel periodo chiuso al 31 dicembre 2004 rispetto
all'esercizio chiuso al 31 dicembre 2003

Società entrate nel campo di consolidamento	*Sede*	Attività esercitata
LB Diamonds & Jewelry Sarl.	Neuchatel	Produzione gioielleria
Bulgari Retail USA S.r.l.	Roma	Vendita al dettaglio e all'ingrosso
Crova S.p.A. (1)	Valenza (Alessandria)	Produzione gioielleria
Bulgari Parfums Deutschland Gmbh	Wiesbaden	Distribuzione profumi

Società uscite dal campo di consolidamento	Sede	Attività esercitata
Bulgari Parfums USA Inc. (2)	New York	Distribuzione profumo
Bulgari Netherlands B.V. (3)	Amsterdam	Sub-holding
Bulgari Latin America N.V. (4)	Aruba	Vendita al dettaglio
Bulgari Latin America Service N.V. (4)	Aruba	Supporto Logistico

(1) Al 30 dicembre 2004 è stato acquistato il restante 50% della Società. Al 31 dicembre 2004 si è provveduto a consolidare il 100% dello stato patrimoniale ed il 50% del conto economico.
(2) Società incorporata da Bulgari Corporation of America Inc.
(3) Società incorporata da Bulgari International Corporation (BIC) N.V.
(4) Società liquidate nel corso del 2004.

Tabella 4

Prospetto di raccordo tra il patrimonio netto e l'utile del periodo
della Capogruppo ed il patrimonio netto e l'utile del periodo consolidato.

(Dati in migliaia di Euro)

	PN 31/12/03	Var PN al netto utile	Utile/ (Perdita)	PN 31/12/04
Saldo da bilancio civilistico	**210.407**	**(27.882)**	**56.600**	**239.126**
Effetto consolidamento società partecipate:				
- differenza tra valore di carico e P.N. pro-quota	514.876	(746)	51.233	565.363
	514.876	(746)	51.233	565.363
Eliminazione intercompany profit su magazzino	(165.062)	(2.242)	3.671	(163.633)
Effetto fiscale	17.584	365	(2.691)	15.258
	(147.478)	(1.877)	980	(148.375)
Eliminazione acc.ti per norme tributarie:				
- Ammortamenti anticipati	834	(7)	(827)	-
- Effetto fiscale	(325)	17	308	-
	509	10	(519)	-
Saldo da bilancio consolidato Gruppo	**578.314**	**(30.495)**	**108.295**	**656.114**
Quota terzi	8.545	(3.377)	1.573	6.742
Saldo da bilancio consolidato	**586.859**	**(33.872)**	**109.868**	**662.855**

Bulgari S.p.A. e Controllate
Prospetto delle variazioni intervenute
nelle voci di patrimonio netto consolidato
al 31 dicembre 2003 ed al 31 dicembre 2004
(Dati in migliaia di Euro)
Tabella 5

	Capitale sociale	Riserva sopr. azioni	Riserva legale	Riserva azioni proprie	Riserva straordinaria	Riserva tassata	Plusvalenze da conferimenti	Riserva da diff. di traduzione	Utili portati a nuovo	Utile del periodo	Patrimonio netto di Gruppo	Patrimonio netto di terzi	Totale Patrimonio netto
Saldi al 31 dicembre 2002	20.720	110.317	5.762	2.623	28	145	1.933	29.122	291.774	76.127	538.551	9.577	548.128
Distribuzione dividendi	-	-	-	-	-	-	-	-	-	(21.904)	(21.904)	-	(21.904)
Destinazione quota utile esercizio 2002 a ris. legale	-	-	-	-	-	-	-	-	-	-	-	-	-
Destinazione quota utile esercizio 2002 ad utili a nuovo	-	-	-	-	-	-	-	-	54.223	(54.223)	-	-	-
Aumento capitale per esercizio opzioni su azioni	-	-	-	-	-	-	-	-	-	-	-	-	-
Rivalutazione Azioni proprie	-	-	-	-	-	-	-	-	-	-	-	-	-
Distinazione a Fondo Riserva Azioni proprie del valore delle azioni alla fine del periodo	-	(99)	-	99	-	-	-	-	-	-	-	-	-
Aumento Capitale Sociale per esercizio Stock Option	21	1.111	-	-	-	-	-	-	-	-	1.132	-	1.132
Differenze cambio di traduzione	-	-	-	-	-	-	-	(31.607)	-	-	(31.607)	(1.364)	(32.971)
Utile del periodo	-	-	-	-	-	-	-	-	-	92.141	92.141	332	92.473
Saldi al 31 dicembre 2003	20.741	111.329	5.762	2.722	28	145	1.933	(2.485)	345.997	92.141	578.313	8.545	586.858
Distribuzione dividendi	-	-	-	-	-	-	-	-	(2.602)	(29.991)	(32.593)	(677)	(33.270)
Destinazione quota utile esercizio 2003 a ris. legale	-	-	-	-	-	-	-	-			-	-	
Destinazione quota utile esercizio 2003 ad utili a nuovo	-	-	-	-	-	-	-	-	62.150	(62.150)	-	-	-
Aumento capitale per esercizio opzioni su azioni	75	4.637	-	-	-		-	-	-	-	4.712	-	4.712
Acquisto Azioni proprie	-	-	-	-	-		-	-	-	-	-	-	-
Destinazione a Fondo Riserva Azioni proprie del valore delle azioni alla fine del periodo	-	(847)	-	847	-	-	-	-	-	-	-	-	-
Cessione quote di partecipazioni	-	-	-	-	-	-	-	-		-	-	(2.525)	(2.525)
Aumento Capitale Sociale per esercizio Stock Option	-	-	-	-	-	-	-	-	-	-	-	-	-
Differenze cambio di traduzione	-	-	-	-	-	-	-	(2.614)	-	-	(2.614)	(174)	(2.788)
Utile del periodo	-	-	-	-	-	-	-	-	-	108.296	108.296	1.573	109.869
Saldi al 31 dicembre 2004	20.816	115.119	5.762	3.569	28	145	1.933	(5.099)	405.545	108.296	656.114	6.742	662.856

Bulgari S.p.A.

Prospetti del bilancio d'esercizio al 31 dicembre 2004 e al 31 dicembre 2003

Bulgari S.p.A.
Stato Patrimoniale al 31 dicembre 2004 e al 31 dicembre 2003

ATTIVO	31/12/2004	31/12/2003
A. Crediti verso soci per versamenti ancora dovuti	-	-
B. Immobilizzazioni		
I - Immobilizzazioni immateriali:		
1) Costi di impianto e di ampliamento	1.275.908	1.282.013
3) Diritti di brevetto industriale e diritti di utilizz. opere ingegno	7.223.514	6.284.169
4) Concessioni, licenze, marchi, diritti simili	12.000	-
6) Immobilizzazioni in corso e acconti	1.460.513	1.157.182
7) Oneri pluriennali da ammortizzare	855.624	662.913
Totale immobilizzazioni immateriali	**10.827.559**	**9.386.277**
II - Immobilizzazioni materiali:		
2) Impianti e macchinari	437.929	384.199
3) Attrezzature commerciali e industriali	95.498	89.613
4) Altri beni	8.069.465	5.415.380
5) Immobilizzazioni in corso e acconti		
Totale immobilizzazioni materiali	**8.602.892**	**5.889.192**
III - Immobilizzazioni finanziarie		
1) Partecipazioni:		
a) imprese controllate	123.416.612	75.275.997
b) imprese collegate	-	7.885.000
Totale partecipazioni	123.416.612	83.160.997
2) Crediti:		
a) verso imprese controllate esigibili		
oltre l'esercizio successivo	1.834.356	680.593
d) verso altri		
entro l'esercizio successivo	-	52.500
oltre l'esercizio successivo	26.479	17.515
Totale crediti	1.860.835	750.608
Totale immobilizzazioni finanziarie	**125.277.447**	**83.911.605**
Totale immobilizzazioni (B)	**144.707.898**	**99.187.074**
C. Attivo circolante		
II - Crediti:		
1) verso clienti		
entro l'esercizio successivo	3.513.980	2.347.474
2) verso imprese controllate		
entro l'esercizio successivo	100.413.191	111.113.184
oltre l'esercizio successivo	11.012.407	11.876.485
Totale imprese controllate	111.425.598	122.989.669
4-bis) crediti tributari		
entro l'esercizio successivo	12.710.203	6.523.171
oltre l'esercizio successivo	9.990.854	9.930.635
Totale crediti tributari	22.701.057	16.453.806
4-ter) imposte anticipate	2.773.293	-
5) verso altri		
entro l'esercizio successivo	554.057	349.803
oltre l'esercizio successivo	-	-
Totale altri	554.057	349.803
Totale crediti	**140.967.985**	**142.140.752**
III - Attività finanziarie che non costituiscono immobilizzazioni		
5) Azioni proprie in portafoglio	3.569.079	2.722.199
Totale attività finanzi. che non costituiscono immobilizzaz.	**3.569.079**	**2.722.199**
IV - Disponibilità liquide		
1) Depositi bancari e postali	3.189.968	3.788.240
3) Danaro e valori in cassa	51.161	31.155
Totale disponibilità liquide	**3.241.129**	**3.819.395**
Totale attivo circolante (C)	**147.778.193**	**148.682.346**
D - Ratei e risconti		
-Ratei i risconti attivi	375.310	366.976
Totale ratei e risconti	**375.310**	**366.976**
Totale attivo (A+B+C+D)	**292.861.401**	**248.236.396**

PASSIVO	31/12/2004	31/12/2003
A - Patrimonio netto		
I - Capitale	20.816.117	20.741.010
II - Riserva da sovraprezzo delle azioni	115.118.417	111.328.828
III - Riserva di rivalutazione		
IV - Riserva legale	5.762.389	5.762.389
VI - Riserva per azioni proprie in portafoglio	3.569.079	2.722.199
VII - Altre riserve		
Riserva straordinaria	27.886	27.886
Riserva tassata 1983	144.693	144.693
Plusvalenza da conferimento	1.933.240	1.933.240
Totale altre riserve	2.105.819	2.105.819
VIII Utili (perdite) portati a nuovo	35.153.472	37.755.139
IX - Utile (perdita) dell'esercizio	56.600.445	29.991.348
Totale patrimonio netto (A)	**239.125.738**	**210.406.732**
B - Fondi per rischi e oneri		
2) Per imposte	1.310.482	880.735
3) Altri	100.000	-
Totale fondi per rischi e oneri (B)	**1.410.482**	**880.735**
C) Trattamento di fine rapporto di lavoro subordinato	**4.185.294**	**3.483.452**
D) Debiti		
4) Debiti verso banche		
entro l'esercizio successivo	206.391	411.880
oltre l'esercizio successivo	11.012.407	12.080.920
Totale debiti verso banche	11.218.798	12.492.800
7) Debiti verso fornitori		
entro l'esercizio successivo	9.522.181	5.225.893
9) Debiti verso imprese controllate		
entro l'esercizio successivo	20.618.189	10.413.101
10) Debiti verso imprese collegate		
entro l'esercizio successivo	-	29.677
12) Debiti tributari		
entro l'esercizio successivo	556.776	674.021
13) Debiti verso istituti di previdenza e di sicurezza sociale		
entro l'esercizio successivo	834.036	706.647
14) Altri debiti		
entro l'esercizio successivo	5.270.496	3.830.642
Totale debiti (D)	**48.020.476**	**33.372.781**
E) Ratei e risconti	**119.411**	**92.696**
Totale passivo (A+B+C+D+E)	**292.861.401**	**248.236.396**

Conti d'ordine		
Garanzie prestate		
Fidejussioni a imprese controllate	77.065.499	60.895.412
Canoni a scadere	5.115.907	5.374.945
Garanzie ricevute		
Fidejussioni da imprese controllate	-	2.486.776
Fidejussioni da terzi	14.436.480	9.559.715
Totale garanzie ricevute	14.436.480	12.046.491
Altro:		
factoring	-	-
contratti a termine	159.252	142.202
Totale altro	159.252	142.202
Totale conti d'ordine	**96.777.138**	**78.459.050**

Bulgari S.p.A.

Conto economico
per gli esercizi chiusi al 31 dicembre 2004 e al 31 dicembre 2003

	31/12/2004	31/12/2003
A) Valore della produzione		
1) Ricavi delle vendite e delle prestazioni	**51.748.982**	**45.857.834**
5) Altri ricavi e proventi	**8.235.244**	**7.693.584**
Totale valore della produzione (A)	**59.984.226**	**53.551.418**
B) Costi della produzione		
7) Servizi	**19.881.225**	**12.445.475**
8) Costi per godimento di beni di terzi	**2.806.892**	**2.731.438**
9) Costi per il personale	**19.013.518**	**14.713.160**
a) salari e stipendi	13.211.037	10.003.676
b) oneri sociali	4.317.583	3.428.952
c) trattamento di fine rapporto	931.532	781.027
e) altri costi	553.366	499.505
10) Ammortamenti e svalutazioni	**6.432.691**	**6.406.804**
a) ammortamento delle immobilizzazioni immateriali:	*5.066.826*	*4.535.173*
ammortamento costi di impianto e di ampliamento	573.692	488.726
ammortamento dei diritti di brevetto ind. e dir.utilizz. opere ingegno	4.386.792	3.916.049
ammortamento di altre immobilizzazioni immateriali	106.342	130.398
b) ammortamento delle immobilizzazioni materiali	*1.365.865*	*1.326.811*
ammortamento impianti e macchinari	193.792	153.008
ammortamento attrezzature industriali e commerciali	23.425	19.927
ammortamento di altri beni materiali	1.148.648	1.153.876
c) Altre svalutazioni delle immobilizzazioni	-	*544.820*
12) Accantonamenti per rischi	**108.827**	**9.629**
14) Oneri diversi di gestione	**1.480.630**	**934.444**
Totale costi della produzione (B)	**49.723.783**	**37.240.950**
Valore della produzione - Costi della produzione (A-B)	**10.260.443**	**16.310.468**

	31/12/2004	31/12/2003
C) Proventi e oneri finanziari		
15) Dividendi		
da società controllate	44.360.445	37.000.000
16) Altri proventi finanziari		
da titoli inscritti nell'attivo circolante che non costituiscono immob.	-	33.132
da società controllate	2.848.040	6.297.052
da altri	143.534	2.874.892
Totale altri ricavi e proventi	2.991.574	9.205.076
Totale proventi finanziari	47.352.019	46.205.076
17) Interessi ed altri oneri finanziari		
da società controllate	46.228	1.591
da banche	437.485	293.699
oneri su obbligazioni	-	6.750.077
da altri	70.790	94.520
Totale interessi ed altri oneri finanziari	554.503	7.139.887
17bis) Utili e perdite su cambi		
Utili su cambi	3.124.643	6.306.420
Perdite su cambi	3.121.844	6.296.457
Totale utili e perdite su cambi	2.799	9.963
Totale proventi e (oneri) finanziari	**46.800.315**	**39.075.152**
D) Rettifiche di valore di attività finanziarie		
18) Rivalutazioni		
c) di titoli iscr. nell'att. circ. non partec.	-	822.384
19) Svalutazioni		
a) di partecipazioni	-	23.935.363
c) di titoli inscritti nell'attivo circolante che non costituiscono immob.	-	-
Totale rettifiche di valore di attività finanziarie	**-**	**(23.112.979)**
E) Proventi e oneri straordinari		
20) Proventi straordinari	1.271.473	-
21) Oneri straordinari	2.193.151	833.916
Totale proventi e (oneri) straordinari	**(921.678)**	**(833.916)**
Risultato prima delle imposte	**56.139.080**	**31.438.725**
22) Imposte sul reddito dell'esercizio		
correnti	1.404.245	1.447.377
differite	907.683	-
differite attive	(2.773.293)	-
Totale imposte	**(461.365)**	**1.447.377**
23) Utile dell'esercizio	**56.600.445**	**29.991.348**



Bulgari S.p.A.

Bilancio d'esercizio al 31 dicembre 2004
Nota Integrativa

Bulgari S.p.A.

Bilancio al 31 dicembre 2004
Nota integrativa

CRITERI GENERALI

Il bilancio di esercizio, redatto in conformità alla normativa del Codice Civile, integrata dai principi contabili elaborati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e dall'OIC e, ove mancanti, da quelli degli International Accounting Standard Board (IASB) per quanto applicabili, è costituito dallo stato patrimoniale (predisposto secondo lo schema previsto dagli artt.2424 e 2424 bis c.c.), dal conto economico (predisposto secondo lo schema di cui agli artt.2425 e 2425 bis c.c.) e dalla presente nota integrativa. Il presente bilancio è stato redatto in osservanza del principio della prudenza e nella prospettiva della continuazione dell'attività nonché tenendo conto della funzione economica degli elementi dell'attivo e del passivo. Viene, inoltre, presentato per una migliore informativa il rendiconto finanziario.
La nota integrativa ha la funzione di fornire l'illustrazione, l'analisi ed, in taluni casi, un'integrazione dei dati di stato patrimoniale e conto economico e contiene le informazioni richieste dall'art.2427 c.c. e da altre disposizioni del Codice Civile in materia di bilancio. Inoltre, vengono fornite tutte le informazioni complementari ritenute necessarie a dare una rappresentazione veritiera e corretta, anche se non richieste da specifiche disposizioni di legge. Nello stato patrimoniale e nel conto economico è stato indicato, per ogni singola voce, il corrispondente importo del bilancio chiuso al 31 dicembre 2003.
Si segnala che la struttura, la composizione, nonché la classificazione delle voci dello Stato Patrimoniale, del Conto Economico e della Nota Integrativa recepiscono la Riforma del diritto societario introdotta dal D.Lgs. 17 gennaio 2003, n. 6 (cd. Riforma Vietti) che ha comportato le modifiche descritte nel prosieguo della presente nota.
Tale riforma reca specifiche modifiche ai criteri di redazione del bilancio di esercizio, nonché ai trattamenti contabili e all'informativa da fornire nella Nota Integrativa.
Inoltre, è stato variato il grado di analisi di alcuni dettagli della Nota Integrativa, anche con riferimento ai dati dello scorso esercizio, al fine di recepire le novità introdotte dalla sopra citata "Riforma Vietti", nonché per garantire una migliore comprensione dei fenomeni commentati.
Si precisa, inoltre, che gli importi, ove non diversamente indicato, sono espressi in migliaia di Euro e che le voci con valore zero sono state omesse.
Gli eventi più significativi dell'esercizio sono commentati nella Relazione sulla gestione, cui si rimanda anche per le altre informazioni previste dall'art. 2428 del Codice Civile tra cui la natura dell'attività dell'impresa, i fatti di rilievo avvenuti dopo la chiusura dell'esercizio, l'evoluzione prevedibile della gestione ed i rapporti con le società controllate e collegate.

MODIFICHE AGLI SCHEMI DI BILANCIO

Sulla base delle nuove disposizioni, nello Stato Patrimoniale sono state inserite tra i Crediti (voce C-II) le specifiche voci crediti tributari (4-bis) e imposte anticipate (4-ter) sulla base di quanto disposto dall'art. n. 2424 del codice civile; i valori relativi ai *crediti tributari* e *imposte anticipate* inclusi nella voce "crediti verso altri" dell'esercizio 2003 sono stati riclassificati rispettivamente nelle nuove voci.
Inoltre, nello Stato Patrimoniale, sulla base di quanto disposto dall'art. n. 2424 del codice civile la dizione della voce B 2) *Fondi per imposte* è stata integrata con la precisazione "*anche differite*"; tale precisazione non ha comportato alcuna riclassifica di valore.
Nel Conto Economico è stata inserita la nuova voce "*Utili e perdite su cambi*" (17-bis) sulla base di quanto disposto dall'art. 2425 del codice civile; i valori relativi alle differenze attive e passive di

cambio, inclusi rispettivamente nelle voci "Altri proventi finanziari" e "Interessi ed altri oneri finanziari" dell'esercizio 2003, sono stati riclassificati nella nuova voce.
Infine, nel Conto Economico la dizione della voce 22) *imposte sul reddito dell'esercizio* è stata integrata con la precisazione "correnti, differite e anticipate"; tale precisazione non ha comportato alcuna riclassifica di valore.
Le suddette modifiche sono state effettuate anche in riferimento ai dati 2003 per una migliore comparabilità degli stessi.

CONSOLIDATO FISCALE
In seguito a quanto disposto dal D.Lgs. 12 dicembre 2003, n. 344, che ha introdotto il regime fiscale di tassazione di gruppo denominato "Consolidato Fiscale", Bulgari S.p.A. ha formalizzato con le controllate Bulgari Italia S.p.A., Bulgari Gioielli S.p.A., Bulgari Parfums Italia S.p.A. e Bulgari Retail USA S.r.l. l'accordo relativo all'esercizio congiunto dell'opzione per il regime fiscale del "Consolidato nazionale" per il triennio 2004-2006, definendo tutti i reciproci obblighi e responsabilità (cd. "Regolamento").
Conseguentemente la società ha riflesso in bilancio le novità introdotte esponendo i rapporti patrimoniali relativi alla fiscalità corrente ed, eventualmente, differita IRES proveniente dalle società controllate nella voce "Crediti verso imprese controllate" o "Debiti verso imprese controllate" e le risultanze del processo di consolidamento fiscale nella voce "Crediti tributari" o "Debiti tributari", che rappresentano dunque l'esposizione verso l'erario del complesso delle società che hanno aderito a tale consolidato.
Rimane invariata la rilevazione della fiscalità differita e della fiscalità corrente IRAP.

ALTRE INFORMAZIONI
In ottemperanza al disposto del D. Lgs 17/01/2003 n.6, la Società ha proceduto ad eliminare, dal bilancio civilistico, eventuali interferenze fiscali derivanti da rettifiche ed accantonamenti effettuati negli esercizi precedenti esclusivamente in applicazione di norme tributarie.
Per effetto di tale disinquinamento, si è proceduto allo storno del Fondo Ammortamento Anticipato rilevandone gli effetti a conto economico imputandoli ad una specifica voce tra i "*Proventi Straordinari*". Analogamente, le relative imposte differite sono state imputate nella voce di conto economico "*Oneri Straordinari*".
Un prospetto riassuntivo degli effetti del disinquinamento viene riportato in questa nota integrativa nel commento delle voci di patrimonio netto.

Compensi ai componenti il Consiglio di Amministrazione e il Collegio Sindacale
I compensi ai Consiglieri e Sindaci sono riportati nella tabella 6.

Piano di stock option riservato all'Amministratore Delegato
Le informazioni relative alle stock option attribuite nell'esercizio all'Amministratore Delegato sono riportate in tabella 7.

Elenco delle Partecipazioni dirette in società controllate
L'elenco delle Partecipazioni dirette in società controllate viene fornito nella tabella 8.

Prospetto delle variazioni intervenute nelle voci di Patrimonio Netto
Il prospetto delle variazioni intervenute nelle voci di Patrimonio Netto per gli esercizi chiusi al 31 dicembre 2004 e 31 dicembre 2003 è riportato nella tabella 9.

Riepilogo dei dati essenziali delle società direttamente controllate
Il riepilogo dei dati essenziali delle società direttamente controllate è riportato nella tabella 10.

Informativa sull'attività di direzione e coordinamento
Per le informazioni relative ai rapporti intercorsi con le società controllate si rimanda alla Relazione sull'andamento della gestione degli Amministratori.

CRITERI DI VALUTAZIONE

I più significativi criteri di valutazione applicati nell'esercizio 2004 in modo omogeneo a quelli dell'esercizio 2003 ed in osservanza dell'art.2426 c.c., sono i seguenti:

Immobilizzazioni immateriali

Sono iscritte, con il consenso del Collegio Sindacale, ove applicabile, al costo di acquisto, comprensivo degli oneri accessori, ed ammortizzate sistematicamente secondo il periodo della loro prevista utilità futura entro un periodo massimo di cinque anni a partire da quello di iscrizione nell'attivo patrimoniale fatta eccezione per i costi relativi all'ottenimento del contratto di affitto degli uffici, ammortizzati per la durata del contratto stesso.
L'importo esposto è al netto dei relativi ammortamenti accumulati.
Per i beni acquisiti nel corso dell'esercizio, la quota di ammortamento è rapportata all'effettivo periodo di utilizzo dell'esercizio stesso.
I "costi di impianto e di ampliamento" sono stati iscritti in questa voce e sono ammortizzati in cinque esercizi.
I costi relativi a diritti di utilizzazione delle opere dell'ingegno si riferiscono a software applicativo sottoposto a tutela giuridica contro la riproduzione e sono ammortizzati in tre esercizi.
Le immobilizzazioni immateriali sono svalutate quando il loro valore risulta durevolmente inferiore alla residua possibilità di utilizzazione. Se negli esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario, rettificato dei soli ammortamenti.

Immobilizzazioni materiali

Sono iscritte al costo di acquisto, comprensivo degli oneri accessori di diretta imputazione ed esposte al netto dei relativi fondi di ammortamento.
Le immobilizzazioni sono sistematicamente ammortizzate in ogni esercizio per quote costanti sulla base di aliquote economico-tecniche determinate in relazione alla prevista utilità futura delle stesse; le aliquote applicate sono riportate nella sezione relativa alle note di commento dell'attivo.
Per i beni acquisiti nel corso dell'esercizio, la quota di ammortamento è rapportata all'effettivo periodo di utilizzo dell'esercizio stesso.
I costi di manutenzione aventi natura ordinaria sono addebitati integralmente al conto economico.
Eventuali costi di manutenzione aventi natura incrementativa sono attribuiti ai cespiti cui si riferiscono ed ammortizzati in relazione alle residue possibilità di utilizzo degli stessi.
I costi relativi alle migliorie apportate sui locali di proprietà di terzi sono ammortizzati lungo il residuo periodo di durata del contratto di locazione o sulla base della loro stimata vita utile futura se inferiore.
Le immobilizzazioni materiali sono svalutate quando il loro valore risulta durevolmente inferiore alla residua possibilità di utilizzazione. Se negli esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario, rettificato dei soli ammortamenti.
Le immobilizzazioni materiali di valore unitario inferiore a 516,46 Euro vengono spesate nell'anno di acquisizione in ragione della loro limitata significatività individuale e complessiva.
Si precisa che non sono mai state effettuate rivalutazioni monetarie ed economiche dei cespiti iscritti in bilancio.

Immobilizzazioni finanziarie

Le partecipazioni sono valutate al costo di acquisizione o di costituzione. Per quelle in valuta estera si è provveduto alla relativa conversione in moneta di conto, al cambio vigente alla data della loro acquisizione.

Il costo viene ridotto per perdite durevoli di valore nel caso in cui le partecipate abbiano sostenuto perdite e non siano prevedibili nell'immediato futuro utili di entità tale da riassorbire tali perdite; il valore originario viene ripristinato negli esercizi successivi se vengono meno i motivi della svalutazione effettuata.
Al 31 dicembre 2004 le partecipazioni si riferiscono tutte a società non quotate in Borsa.
I crediti esposti nelle immobilizzazioni finanziarie sono iscritti al loro valore nominale, ridotto per tenere in considerazione eventuali perdite durevoli di valore.

Crediti e debiti
I crediti, anche quelli espressi in moneta estera, sono iscritti secondo il presumibile valore di realizzo che corrisponde alla differenza tra il loro valore nominale e gli stanziamenti iscritti al fondo svalutazione crediti, portati in bilancio a diretta diminuzione delle voci attive cui si riferiscono.
I debiti sono iscritti al loro valore nominale, ritenuto rappresentativo del valore di estinzione.
I crediti ed i debiti espressi originariamente in valuta estera sono convertiti in Euro ai cambi storici della data delle relative operazioni. Le differenze cambio realizzate in occasione dell'incasso dei crediti e del pagamento dei debiti in valuta estera sono iscritte al conto economico.
I crediti ed i debiti in valuta estera, esistenti alla data di chiusura dell'esercizio, sono esposti al cambio in vigore a tale data come pubblicati dalla Banca Centrale Europea ed i relativi utili e perdite su cambi sono imputati al Conto Economico alla voce 17 bis "Utili e perdite su cambi". L'eventuale utile netto è accantonato in un'apposita riserva non distribuibile fino al suo realizzo.
I crediti e debiti in valuta estera coperti specificatamente dal rischio di cambio sono iscritti al cambio definito attraverso operazioni di copertura.

Attività finanziarie che non costituiscono immobilizzazioni
Le attività finanziarie che non costituiscono immobilizzazioni sono iscritte al minor tra costo e valore di mercato.

Ratei e risconti
Sono iscritte in tali voci, al fine di realizzare il principio della competenza temporale, quote di costi e ricavi, comuni a due o più esercizi.

Fondi per rischi ed oneri
I fondi per rischi ed oneri sono istituiti a fronte di oneri di esistenza certa o probabile, dei quali, tuttavia, alla chiusura dell'esercizio, non sono determinabili l'ammontare o la data di sopravvenienza. Gli stanziamenti riflettono una stima ragionevole dell'onere da sostenere sulla base degli elementi a disposizione.

Trattamento di fine rapporto di lavoro subordinato
Il trattamento di fine rapporto viene stanziato per coprire l'intera passività maturata nei confronti dei dipendenti, alla data di bilancio, in conformità alla legislazione vigente ed ai contratti collettivi di lavoro ed è iscritto al netto delle anticipazioni già corrisposte. Tale passività è soggetta a rivalutazione a mezzo di indici.

Garanzie e impegni
Le fideiussioni e le altre garanzie rilasciate, nonché gli impegni assunti verso terzi, sono iscritti per l'ammontare corrispondente agli impegni assunti dalla Società alla data di chiusura del bilancio. Gli impegni relativi a contratti derivati, che non comportino scambi di capitale, sono iscritti al valore nominale di riferimento. I relativi oneri o proventi (sconti o premi) su contratti derivati sono riflessi per competenza sul conto economico dell'esercizio.
Le garanzie e gli impegni in moneta estera sono iscritti al controvalore in euro al cambio corrente al 31 dicembre 2004.

Ricavi e costi
I ricavi e i costi sono riflessi al conto economico secondo il principio della prudenza e della competenza temporale, con la rilevazione dei relativi ratei e risconti.

Dividendi
I dividendi sono contabilizzati nell'esercizio in cui vengono effettivamente incassati.

Imposte correnti sul reddito dell'esercizio
Sono iscritte in base alla stima del reddito imponibile in conformità alle disposizioni in vigore nella voce "imposte sul reddito d'esercizio".
Lo stanziamento per IRAP (Imposta Regionale Attività Produttive) è contabilizzato nello Stato patrimoniale tra i debiti tributari, se eccedente gli acconti versati, ovvero tra i crediti tributari nel caso contrario.
Nell'ambito del regime fiscale della tassazione di Gruppo ed in riferimento agli artt. dal 117 al 129 T.U.I.R., lo stanziamento per IRES (Imposta sul Reddito delle Società), derivante dalla procedura di consolidamento fiscale è contabilizzato nello stato patrimoniale tra i debiti tributari, se eccedenti gli acconti versati, ovvero tra i crediti tributari in caso contrario. I crediti e i debiti verso le società che hanno aderito al consolidato fiscale, derivanti da tale procedura e rappresentativi delle imposte o dei crediti trasferiti, sono contabilizzati rispettivamente tra i crediti e i debiti verso società controllate.

Imposte differite e anticipate
Le imposte differite e le imposte anticipate sono calcolate in base alle differenze temporanee tra il valore attribuito alle attività e passività secondo i criteri civilistici ed il valore attribuito alle stesse attività e passività a fini fiscali.
Le passività derivanti da imposte differite non sono registrate solo nel caso in cui esistano scarse probabilità che il relativo debito insorga. Le attività derivanti da imposte anticipate non sono rilevate, nel rispetto del principio della prudenza, qualora manchi la ragionevole certezza dell'esistenza, negli esercizi in cui si riverseranno le relative differenze temporanee, di un reddito imponibile non inferiore all'ammontare delle differenze che saranno annullate. Tale contabilizzazione è effettuata sulla base dell'onere di imposta previsto per l'esercizio in cui le suddette differenze si annulleranno ed è riesaminato in ogni esercizio sulla base di nuovi eventi o di previsioni più attendibili.

Deroghe ai sensi del 4°comma art.2423 c.c.
Si precisa che non si è proceduto a deroghe ai sensi del 4°comma dell'art.2423 c.c..

COMMENTI ALLE VOCI DI STATO PATRIMONIALE

ATTIVO

Immobilizzazioni

Per le tre classi delle immobilizzazioni (immateriali, materiali e finanziarie) sono stati preparati appositi prospetti, di seguito riportati, che indicano per ciascuna voce i costi storici, i fondi ammortamento, i movimenti intercorsi nel periodo e i saldi finali.

Immobilizzazioni immateriali

Saldo netto al 31/12/2004 pari a 10.828 mila Euro
Saldo netto al 31/12/2003 pari a 9.386 mila Euro

Descrizione	Costo storico 31/12/03	Fondo Ammort.	Saldo netto 31/12/03	Increm.	Variaz./ Svalutaz.	Ammorta-menti	Costo storico 31/12/04	Fondo Ammort.	Saldo netto 31/12/04
Costi di impianto e di ampliamento:									
-spese aumento cap. sociale	1.029	(1.015)	14	-		(14)	1.029	(1.029)	-
-spese Bulgari Hotels & Resorts	2.370	(1.102)	1.268	568		(560)	2.938	(1.662)	1.276
Totale	3.399	(2.117)	1.282	568		(574)	3.967	(2.691)	1.276
Diritti di brevetto industriale e di utilizzazione opere di ingegno	19.503	(13.219)	6.284	4.042	1.284	(4.387)	24.829	(17.606)	7.223
Immobilizzazioni in corso e acconti	1.157		1.157	1.588	(1.284)		1.461		1.461
Concessioni, licenze, marchi e diritti simili				15		(3)	15	(3)	12
Oneri pluriennali da ammortizzare	808	(145)	663	296		(103)	1.104	(248)	856
TOTALE	**24.867**	**(15.481)**	**9.386**	**6.509**	**-**	**(5.067)**	**31.376**	**(20.548)**	**10.828**

Le immobilizzazioni immateriali sono pari a 10.828 mila Euro e registrano un incremento netto di 1.442 mila Euro nei confronti del valore esposto al 31 dicembre 2003.
Gli ammortamenti calcolati sono stati pari a 5.067 mila Euro mentre gli incrementi registrati ammontano a complessivi 6.509 mila Euro, di cui 1.588 mila Euro relativi ad immobilizzazioni in corso.
La voce "*Costi di impianto e di ampliamento* ", pari a 1.276 mila Euro, comprende principalmente i costi relativi al progetto Bulgari Hotels & Resorts. Tale progetto è legato all'accordo stipulato con la Marriott International Inc. per lo sviluppo e la gestione di alberghi, resorts e residenze esclusive a marchio BVLGARI. I costi sostenuti per lo sviluppo del progetto e dei "Brand Standards" come, ad esempio, il design e l'arredamento, ammontano, al 31 dicembre 2004, a 2.938 mila Euro e sono capitalizzati ed ammortizzati in un periodo di cinque anni.
La voce "*Diritti di brevetto industriale e diritti di utilizzazione delle opere dell'ingegno*", pari a 7.223 mila Euro, comprende i diritti relativi a software applicativi per la gestione delle diverse attività aziendali ed è costituita principalmente da investimenti relativi ad un software applicativo integrato, il cui utilizzo, anche a servizio delle altre società del Gruppo, viene proporzionalmente riaddebitato sulla base di specifici contratti.

La voce *"Immobilizzazioni in corso e acconti"* , pari a 1.461 mila Euro, è riferita a costi sostenuti per lo sviluppo del software applicativo integrato relativo a procedure che, alla data di chiusura del bilancio, erano ancora in fase di implementazione.
Il decremento di 1.284 mila Euro è relativo al rilascio di ulteriori moduli operativi relativi al software integrato.
La voce *"Concessioni, licenze, marchi e diritti simili"*, pari a 12 mila Euro, si riferisce all'acquisto del disegno artistico della bottiglia del profumo "Omnia".
La voce *"Oneri Pluriennali da ammortizzare"* pari a 856 mila Euro è riferita principalmente ai costi sostenuti per il subentro nella locazione di nuovi locali per gli uffici amministrativi e della Direzione Generale, avvenuta nel corso dell'esercizio 2002, in Roma, Lungotevere Marzio 11 ed ai contributi riconosciuti a licenziatari terzi per le spese di progettazione e realizzazione dei due negozi a Mosca, per quello di Città del Messico, per il negozio di San Paolo in Brasile e per quello di Nassau, Bahamas.

Immobilizzazioni materiali
Saldo netto al 31/12/2004 pari a 8.603 mila Euro
Saldo netto al 31/12/2003 pari a 5.889 mila Euro

La movimentazione delle immobilizzazioni materiali è illustrata nella seguente tabella:

Descrizione	Costo storico 31/12/03	Fondo ammort.	Saldo netto 31/12/03	Increm per disinquin. fiscale	Saldo netto dopo disinquin. Fiscale	Incre-menti	Decre-menti	Ammorta-menti	Utiliz Fondo	Costo storico 31/12/04	Fondo ammort.	Saldo netto 31/12/04
Impianti e macchinari	1.159	(775)	384	-	-	248	-	(194)	-	1.407	(969)	438
Attrezzature industriali e commerciali	491	(401)	90	-	-	28	-	(23)	-	519	(424)	95
Altri beni mat:												
Macch. elettr.	4.664	(3.788)	876	814	1.690	532	(47)	(635)	47	5.963	(4.376)	1.587
Migliorie locali	3.132	(1.940)	1.192	-	-	1.091	-	(378)	-	4.223	(2.318)	1.905
Altro	4.652	(1.305)	3.347	14	3.380	1.355	(3)	(136)	1	6.018	(1.440)	4.578
Totale Altri Beni	12.448	(7.033)	5.415	828	6.262	2.978	(50)	(1.149)	48	16.204	(8.134)	8.070
TOTALE	**14.098**	**(8.209)**	**5.889**	**828**	**6.262**	**3.254**	**(50)**	**(1.366)**	**48**	**18.130**	**(9.527)**	**8.603**

Le immobilizzazioni materiali sono pari a 8.603 mila Euro ed hanno registrato nell'esercizio un incremento netto di 2.714 mila Euro rispetto al 31 dicembre 2003.
Esse risultano così costituite:
Impianti e macchinari, pari a 438 mila Euro, sono aumentati di 54 mila Euro e sono riferiti ad impianti di allarme e di comunicazione.
Attrezzature industriali e commerciali, pari a 95 mila Euro, risultano aumentate di 5 mila Euro e sono riferite principalmente ad attrezzature e materiali accessori per l'allestimento di mostre e di vetrine da esposizioni.
Altri beni materiali, pari a 8.070 mila Euro, hanno registrato un incremento di 2.655 mila Euro, ed includono principalmente i costi sostenuti per il Museo Bulgari, costituito nel 2003. In tale voce, infatti, affluiscono i costi sostenuti per l'acquisizione di prodotti rappresentativi della produzione, presente e passata, di gioielli ed orologi e quelli relativi alle collezioni di accessori che costituiscono l'archivio storico dei prodotti Bvlgari. I prodotti appartenenti al Museo Bvlgari non vengono ammortizzati in quanto il loro valore non subisce alcun deperimento.
Tale voce comprende inoltre mobili, arredi e macchine d'ufficio, macchine elettroniche, automezzi e costi di migliorie su stabili in affitto.

Gli investimenti in immobilizzazioni materiali effettuati nell'esercizio sono stati pari a 3.254 mila Euro e sono principalmente riferiti ad acquisti per il summenzionato Museo Bvlgari per 1.176 mila Euro, all'acquisto di apparecchiature elettroniche, server e stampanti, per 532 mila Euro, a costi per la ristrutturazione e l'adattamento dei locali degli uffici di Lungotevere Marzio 11 in Roma per 1.091 mila Euro, all' installazione di impianti di allarme e di comunicazione per 248 mila Euro ed all'acquisto di Mobili ed Arredi per 155 mila Euro.
Gli ammortamenti stanziati nell'esercizio sono stati, complessivamente, pari a 1.366 mila Euro.

Gli ammortamenti sono stati calcolati applicando le seguenti aliquote:

Impianti e macchinari	25% - 30%
Attrezzature industriali e commerciali	15%
Altri beni materiali:	
- Macchine elettroniche d'ufficio	20%
- Mobili e dotazioni d'ufficio	12%
- Automezzi	25%
- Arredi	15%

Le migliorie apportate agli stabili in affitto sono iscritte al costo e vengono ammortizzate in base al minore tra la durata residua del contratto di affitto e la stimata vita utile futura.
Le diverse aliquote di ammortamento della categoria *impianti e macchinari* si riferiscono rispettivamente agli impianti speciali di comunicazione ed agli impianti di allarme.
Si precisa che i beni relativi alle immobilizzazioni materiali non sono soggetti a gravami ed ipoteche.

Immobilizzazioni finanziarie

Partecipazioni in imprese controllate

Saldo netto al 31/12/2004 pari a 123.416 mila Euro
Saldo netto al 31/12/2003 pari a 75.276 mila Euro

Partecipazioni in imprese controllate	Quota di Possesso	Saldo al 31/12/03	Incrementi	Decrementi	Saldo al 31/12/04
Bulgari Italia S.p.A.	100%	22.520			22.520
Bulgari Gioielli S.p.A.	100%	2.593			2.593
Bulgari Parfums Italia S.p.A.	100%	1.035	1.000		2.035
Bulgari International Corp. N.V.	100%	46.610	4.065		50.675
Bulgari Netherlands B.V.	100%	1.035		(1.035)	-
Bulgari (Luxembourg) S.A.	100% (1)	1.318	988		2.306
Bulgari Hotels and Resorts Milano S.r.l.	3,25% (2)	62	52		114
Bulgari Portugal Lda	100%	53	40		93
Bulgari Retail USA S.r.l.	100%	50	25.145		25.195
Crova S.p.A.	100%	-	17.885		17.885
Totale imprese controllate		75.276	49.175	(1.035)	123.416

(1) meno 1 azione posseduta dalla Bulgari International Corporation N.V.
(2) Società posseduta indirettamente tramite Bulgari Hotels & Resorts B.V. al 61,75% (95% * 65%, partecipazione di Bulgari Hotels & Resorts B.V. in Bulgari Hotels & Resorts Milano S.r.l.) e direttamente tramite Bulgari S.p.A. al 3,25%.

Il valore delle partecipazioni in imprese controllate, pari a 123.416 mila Euro, registra un incremento netto, rispetto al 31 dicembre 2003, di 48.140 mila Euro. Sostanzialmente l'esercizio 2004 è stato caratterizzato da due eventi significativi: la Bulgari Netherlands B.V. è stata interamente fusa per incorporazione nella Bulgari International Corp. N.V. e, nel mese di dicembre 2004, è stato finalizzato l'acquisto del rimanente 50% della società Crova S.p.A. che, come

evidenziato in tabella, viene classificata nelle imprese controllate.
Nel corso dell'esercizio sono stati effettuati investimenti in imprese controllate per 40.255 mila Euro. Tali investimenti sono riferiti a versamenti in conto capitale e sono stati effettuati al fine di dotare le società di adeguati mezzi finanziari necessari alle proprie attività economiche. I principali investimenti sono stati effettuati a favore della Bulgari Retail USA S.r.l., per 25.145 mila Euro e a favore della Bulgari International Corporation N.V per 3.030 mila Euro, mentre 10.000 mila Euro sono stati versati a fronte dell'acquisizione del residuo 50% del capitale della Crova S.p.A., iscritta lo scorso anno tra le imprese collegate per un importo di 7.885 mila Euro.
Nella tabella 6 vengono riepilogati i dati essenziali relativi alle partecipazioni in imprese controllate direttamente. Nelle situazioni in cui il valore di carico eccede la corrispondente frazione di patrimonio netto, si ritiene che la perdita evidenziata non sia da considerare durevole.
La tabella 8 mostra l'elenco delle partecipazioni dirette in società controllate, il corrispondente valore del patrimonio netto posseduto, valutato col metodo del patrimonio, e la relativa differenza con il valore di carico. In particolare, non si è proceduto alla svalutazione della partecipazione nella Bulgari Italia S.p.A. poiché si ritiene che tali perdite possano essere recuperabili sulla base delle previsioni per gli esercizi futuri. Relativamente, invece, alla Bulgari Retail USA S.r.l. ed alla Bulgari Hotels and Resorts Milano S.r.l., si specifica che entrambe hanno iniziato la loro attività nel mese di maggio 2004 e che, pertanto, le perdite subite in questi primi otto mesi di attività siano riconducibili ad un normale periodo di avviamento.
Per l'elenco delle partecipazioni in imprese controllate indirettamente si rimanda alla relazione sulla gestione.

Partecipazioni in imprese collegate

Saldo netto al 31/12/2004 pari a zero
Saldo netto al 31/12/2003 pari a 7.885 mila Euro

Partecipazioni in imprese collegate	Quota di Possesso	Saldo al 31/12/2003	Incrementi	Decrementi	Saldo al 31/12/2004
Crova S.p.A.	50%	7.885	-	(7.885)	-
Totale imprese collegate		7.885	-	(7.885)	-

Come già ampiamente illustrato nella relazione sull'andamento della gestione a cui si rimanda, nel mese di dicembre è stata finalizzata l'acquisizione dell'ulteriore 50% delle partecipazioni nella Crova S.p.A., azienda leader nella produzione di alta gioielleria.

Crediti verso imprese controllate

Saldo netto al 31/12/2004 pari a 1.834 mila Euro
Saldo netto al 31/12/2003 pari a 733 mila Euro

Tale voce, pari a 1.834 mila Euro, registra un aumento di 1.101 mila Euro rispetto all'esercizio precedente. Essa accoglie il credito finanziario per 55 mila Euro, esigibile entro l'esercizio successivo, verso la Bulgari Hotels & Resorts B.V., al tasso del 5,50%, ed il credito finanziario per 1.779 mila Euro, esigibile oltre l'esercizio successivo, verso la Bulgari Hotels and Resorts Milano S.r.l.. Quest'ultimo è formato da finanziamenti subordinati a lungo termine oltre i 5 anni, concessi in rispetto degli accordi sottoscritti con il Gruppo Marriott, e regolati a tassi variabili calcolati sull'Euribor tre mesi maggiorato del 3%.

Crediti verso altri

Saldo netto al 31/12/2004 pari a 27 mila Euro
Saldo netto al 31/12/2003 pari a 18 mila Euro

La voce *Crediti verso altri,* pari a 27 mila Euro, 18 mila Euro al 31 dicembre 2003, si riferisce a depositi cauzionali versati per contratti di locazione e utenze varie.

ATTIVO CIRCOLANTE

Crediti

Crediti verso clienti
Saldo netto al 31/12/2004 pari a 3.514 mila Euro
Saldo netto al 31/12/2003 pari a 2.348 mila Euro

Descrizione	31/12/2004	31/12/2003
Crediti verso clienti	3.692	2.840
- Fondo svalutazione crediti	(178)	(492)
Totale crediti verso clienti	3.514	2.348

La voce in oggetto è pari a 3.514 mila Euro (2.348 mila Euro al 31 dicembre 2003) ed è composta interamente da crediti verso clienti esigibili entro l'esercizio successivo relativi essenzialmente a crediti per royalties vantati verso le società concessionarie del marchio BVLGARI. Tale voce, aumentata di 1.166 mila Euro rispetto all'esercizio precedente, è esposta, come evidenziato nella tabella seguente, al netto del Fondo svalutazione crediti di 178 mila Euro, diminuito di 314 mila Euro, a seguito del suo utilizzo a copertura perdite. Nel corso del 2004 non è stato necessario effettuare alcun accantonamento.

Crediti verso imprese controllate
Saldo netto al 31/12/2004 pari a 111.426 mila Euro
Saldo netto al 31/12/2003 pari a 122.990 mila Euro

La voce in oggetto, al 31 dicembre 2004, è pari a 111.426 mila Euro contro 122.990 mila Euro al 31 dicembre 2003. Essa accoglie i crediti non immobilizzati verso le società controllate e risulta essere così composta:

Descrizione	31/12/2004	31/12/2003
Crediti finanziari	64.932	79.646
Crediti commerciali	31.415	28.791
Altri crediti	4.066	2.676
Totale crediti esigibili entro l'esercizio successivo	100.413	111.113
Crediti finanziari esigibili oltre l'esercizio successivo	11.013	11.877
Totale crediti verso controllate	111.426	122.990

I crediti di natura finanziaria sono pari a 75.945 mila Euro (91.523 mila Euro al 31 dicembre 2003) di cui 64.932 mila Euro esigibili entro l'esercizio successivo e 11.013 mila Euro esigibili oltre l'esercizio successivo e risultano decrementati per un importo totale pari a 15.578 mila Euro. I crediti finanziari esigibili entro l'esercizio successivo sono costituiti sostanzialmente dai crediti sui conti correnti intragruppo derivanti dalla gestione centralizzata di tesoreria delle società controllate italiane e dai finanziamenti a breve termine concessi a società controllate. Nel corso dell'esercizio la Bulgari S.p.A. ha sottoscritto, con un importante istituto di credito e con la Bulgari Global Operations S.A., un contratto per la gestione centralizzata della tesoreria a livello europeo. In forza di questo accordo, parte della liquidità del Gruppo viene gestita, attraverso dei conti correnti intersocietari fra alcune Società del Gruppo europee, dalla Bulgari Global Operations S.A..
I crediti su conti correnti intragruppo, pari a 56.262 mila Euro, sono vantati, principalmente, verso la Bulgari Italia S.p.A. per 40.485 mila Euro (60.235 mila Euro al 31 dicembre 2003), verso la Bulgari Gioielli S.p.A. per 14.664 mila Euro (11.118 mila Euro al 31 dicembre 2003), verso la Bulgari

Global Operations S.A. per 877 mila Euro (zero al 31 dicembre 2003) e verso la Bulgari Retail USA S.r.l. per 236 mila Euro. Tali conti correnti sono fruttiferi di interessi alle condizioni di mercato.
I crediti per finanziamenti a breve termine, tutti con scadenza a vista, pari a 8.670 mila Euro (2.750 mila Euro al 31 dicembre 2003), sono relativi a due finanziamenti in Euro, vantati rispettivamente verso la Bulgari Global Operations S.A. per 6.000 mila Euro e verso la Bulgari Operational Services ApS per 2.670 mila Euro. Entrambi i finanziamenti sono parametrati ai tassi di mercato dei conti correnti bancari a vista.

I crediti finanziari esigibili oltre l'esercizio successivo sono pari a 11.013 mila Euro e sono relativi ad un finanziamento concesso alla Bulgari Global Operations S.A. di 15.000 mila dollari statunitensi ed è in relazione al debito verso banche, di pari importo, esigibile oltre l'esercizio successivo, commentato successivamente nella sezione del passivo dello stato patrimoniale.

I crediti di natura commerciale, esposti per 31.415 mila Euro, sono riferiti principalmente a crediti per royalties per la concessione del marchio e risultano aumentati per 2.624 mila Euro rispetto al 31 dicembre 2003.

La voce altri crediti, vantati tutti verso Società italiane, pari a 4.066 mila Euro, risulta aumentata di 1.390 mila Euro rispetto al 31 dicembre 2003 ed è così costituito:

- per 3.299 mila Euro dal credito vantato verso la Bulgari Parfums Italia S.p.A. per debiti trasferiti nell'ambito della liquidazione I.V.A. di Gruppo;
- per 679 mila Euro dal credito per l'imposta sul reddito (IRES) per l'esercizio 2004 trasferita dalla Bulgari Italia S.p.A.;
- per 88 mila Euro dal credito per IRES per l'esercizio 2004 trasferito dalla Bulgari Parfums Italia S.p.A. esposto al netto di acconti versati dalla stessa per 35 mila Euro.

I trasferimenti per IRES da parte delle citate società controllate sono stati effettuati in relazione alla loro adesione al Consolidato Fiscale Nazionale, così come previsto dalle attuali norme fiscali.

Ripartizione dei crediti finanziari per area geografica:

	Italia	Paesi U.E.	Europa Altro	Totale
Crediti finanziari:				
verso Imprese controllate				
-esigibili da 0 a 1 anno	55.385	2.670	6.877	64.932
-esigibili da 1 a 5 anni			11.013	11.013
-esigibili oltre i 5 anni.				
Totale verso imprese controllate	55.385	2.670	17.890	75.945

Ripartizione dei crediti commerciali per area geografica:

	Italia	Paesi U.E.	Europa Altro	America	Medio Oriente	Estremo Oriente	Altro	Totale
Crediti commerciali:								
verso clienti terzi	1.329	131	370	349	827	686	-	3.692
Verso Imprese controllate	4.949	1.917	14.518	656	-	1.581	7.794	31.415
Totale crediti commerciali	6.278	2.048	14.888	1.005	827	2.267	7.794	35.107

Crediti Tributari
Saldo netto al 31/12/2004 pari a 22.702 mila Euro
Saldo netto al 31/12/2003 pari a 16.454 mila Euro

Descrizione	31/12/2004	31/12/2003
Esigibili entro l'esercizio successivo:		
Crediti per IRES	4.696	3.329
Crediti per IRAP	120	65
Crediti per I.V.A.	7.804	2.146
Crediti per ritenute su redditi prodotti all'estero	-	892
Crediti verso Erario Legge 662/96	91	91
Totale esigibili entro l'esercizio successivo	12.711	6.523
Esigibili oltre l'esercizio successivo:		
Crediti per I.V.A.	9.991	9.931
Totale esigibili oltre l'esercizio successivo	9.991	9.931
Totale crediti tributari	22.702	16.454

Come mostrato nella precedente tabella, alla chiusura dell'esercizio 2004, la voce in esame ha registrato globalmente, rispetto al 31 dicembre 2003, un incremento di 6.248 mila Euro.

Crediti esigibili entro l'esercizio successivo:
I crediti esigibili entro l'esercizio successivo sono aumentati di 6.188 mila Euro e sono costituiti principalmente dai seguenti crediti:

- credito per IRES, pari a 4.696 mila Euro, aumentato di 1.367 mila Euro rispetto alla chiusura del precedente esercizio, è composto dal credito risultante dalla dichiarazione dei redditi dell'anno 2003 pari a 3.003 mila Euro, esposto al netto di un importo pari a 326 mila Euro relativo ad un rimborso di imposte pagate all'estero, da ritenute subite su redditi prodotti all'estero e da ritenute su interessi attivi per 670 mila Euro. Tale voce comprende, inoltre, il credito derivato dagli acconti IRES versati all'Erario dalla Bulgari Gioielli S.p.A. per 988 mila Euro e dalla Bulgari Parfums Italia S.p.A. per 35 mila Euro e trasferito, dalle suddette società alla Bulgari S.p.A., a seguito della loro adesione al Consolidato Fiscale Nazionale.
- credito per IRAP per 120 mila Euro dato dalla differenza tra l'imposta calcolata per l'esercizio 2004 e gli acconti versati;
- credito per I.V.A., pari a 7.804 mila Euro, è aumentato, rispetto all'esercizio precedente, di 5.658 mila Euro. Tale incremento deriva dal credito I.V.A. generato dalla società nel corso dell'esercizio 2004 nei confronti dell'Erario, pari a 3.562 mila Euro, al netto dei debiti trasferiti dalla Bulgari Parfums Italia S.p.A. alla liquidazione I.V.A. di Gruppo ai sensi dell'art. 73 DPR 633/72, e dal credito derivante dalla Rappresentanza Fiscale della Bulgari Parfums S.A. pari a 4.242 mila Euro.

Crediti esigibili oltre l'esercizio successivo:
I crediti esigibili oltre l'esercizio successivo, pari a 9.991 mila Euro, sono aumentati di 60 mila Euro e sono costituiti dal credito per I.V.A. richiesto a rimborso relativo agli esercizi 1998, 1999, 2000 e 2001, compreso una parte residuale relativa agli esercizi 1995 e 1997, oltre gli interessi maturati.

Imposte Anticipate
Saldo netto al 31/12/2004 pari a 2.773 mila Euro
Saldo netto al 31/12/2003 pari a zero

La voce accoglie imposte differite attive, per un importo di 2.773 mila Euro, relative alle perdite fiscali della Bulgari S.p.A., e delle sue controllate che hanno aderito al "Consolidato Fiscale", in seguito a quanto disposto dal già citato D.Lgs. 12 dicembre 2003, n. 344. Le imposte differite attive sono state stanziate su perdite fiscali per circa 8.400 mila Euro (di cui circa 2.400 mila Euro derivanti dal consolidato fiscale e circa 6.000 mila Euro relative alle perdite fiscali pregresse della Bulgari S.p.A.) e non sull'intero ammontare di tali perdite, pari a 10.800 mila Euro, in quanto sulla differenza, nel rispetto del principio della prudenza, non si ritiene ancora esserci la ragionevole certezza dell'esistenza, negli esercizi in cui si riverseranno le relative differenze temporanee, di un reddito imponibile sufficiente.
La seguente tabella mostra i dettagli relativi alla rilevazione delle imposte differite e anticipate e gli effetti conseguenti.

Rilevazione delle imposte differite e anticipate ed effetti conseguenti:

	2004			2003		
	Ammontare delle differenze temporanee	Effetto fiscale	Aliquota fiscale	Ammontare delle differenze temporanee	Effetto fiscale	Aliquota fiscale
Imposte differite:						
- Ammortamenti anticipati	560	208	37,25%	-	-	-
- Ammortamenti indeducibili	(258)	(96)	37,25%	-	-	-
- Disinquinamento fiscale (*)	828	308	37,25%	-	-	-
Totale imposte differite	**1.130**	**420**		**-**	**-**	**-**
Imposte anticipate su perdite fiscali dell'esercizio (**)	(2.409)	(795)	33,00%	-	-	-
Imposte anticipate su perdite fiscali *degli esercizi precedenti*	(5.994)	(1.978)	33,00%	-	-	-
Differenze temporali escluse dalla determinazione delle imposte (anticipate) e differite:						
- Perdite fiscali riportabili a nuovo (***)	(2.409)	-	-	(24.699)	-	-
Totale imposte anticipate	**(10.812)**	**(2.773)**	-	**(24.699)**	-	-
Totale Netto	**(9.682)**	**(2.353)**	-	**(24.699)**	-	-

(*) le imposte differite correlate al disinquinamento fiscale sono state imputate alle voce Oneri Straordinari
(**) le perdite fiscali dell'esercizio 2004 derivano dal consolidato fiscale
(***) le perdite fiscali riportate a nuovo al 31/12/2003 sono composte da perdite ante 2003 per 10.947 e da perdite dell'esercizio 2003 per 13.752

Crediti verso altri
Saldo netto al 31/12/2004 pari a 554 mila Euro
Saldo netto al 31/12/2003 pari a 350 mila Euro

Si espone di seguito il dettaglio di tale voce:

Descrizione	31/12/2004	31/12/2003
Altri diversi	35	85
Anticipi a fornitori	519	265
Totale esigibili entro l'esercizio successivo	554	350
Totale esigibili oltre l'esercizio successivo	-	-
Totale altri crediti	554	350

I crediti verso altri, composti principalmente da anticipi a fornitori, sono pari a 554 mila Euro e registrano, rispetto all'esercizio precedente, un incremento di 204 mila Euro.

Attività finanziarie che non costituiscono immobilizzazioni

Azioni proprie in portafoglio
Saldo netto al 31/12/2004 pari a 3.569 mila Euro
Saldo netto al 31/12/2003 pari a 2.722 mila Euro

L'importo esposto in bilancio al 31 dicembre 2004, pari a 3.569 mila Euro, registra un incremento di 847 mila Euro rispetto all'esercizio precedente. Tale incremento è dato dall'acquisto di complessive n. 130.000 azioni, del valore nominale unitario di Euro 0,07, ad un prezzo medio unitario originario, al momento dell'acquisto, di Euro 6,51.
Le azioni proprie possedute, al 31 dicembre 2004 sono, quindi, pari a n. 550.313 e la quota parte di capitale sociale corrispondente è pari a 39 mila Euro.

Disponibilità liquide
Saldo netto al 31/12/2004 pari a 3.241 mila Euro
Saldo netto al 31/12/2003 pari a 3.819 mila Euro

Le disponibilità liquide al 31 dicembre 2004 ammontano a 3.241 mila Euro e risultano diminuite di 578 mila Euro rispetto all'esercizio chiuso al 31 dicembre 2003.
Si espone di seguito il dettaglio di tale voce:

Descrizione	31/12/2004	31/12/2003
Depositi bancari	3.190	3.788
Denaro e valori in cassa	51	31
Totale	3.241	3.819

Ratei e risconti

Ratei e risconti attivi
Saldo netto al 31/12/2004 pari a 375 mila Euro
Saldo netto al 31/12/2003 pari a 367 mila Euro

I ratei e risconti attivi sono pari a 375 mila Euro e risultano aumentati, rispetto all'importo di 367 mila Euro esposto al 31 dicembre 2003, di 8 mila Euro.
Tale voce è composta esclusivamente da risconti attivi, tutti di competenza dell'esercizio successivo, relativi a risconti su canoni d'affitto, su premi assicurativi e su canoni di manutenzione e di noleggio.

Descrizione	31/12/2004	31/12/2003
Ratei attivi	-	13
Risconti attivi	375	354
Totale ratei e risconti attivi	375	367

Alla data di chiusura dell'esercizio non risultano iscritti crediti di durata superiore a cinque anni.

PASSIVO

Patrimonio netto
Saldo al 31/12/2004 pari a 239.125 mila Euro
Saldo al 31/12/2003 pari a 210.406 mila Euro

La movimentazione delle voci componenti il patrimonio netto viene fornita nella tabella 9.
Commentiamo di seguito le principali voci componenti il patrimonio netto e le relative variazioni.

Capitale sociale
Saldo al 31/12/2004 pari a 20.816 mila Euro
Saldo al 31/12/2003 pari a 20.741 mila Euro

Il capitale sociale, interamente sottoscritto e versato, è pari a 20.816 mila Euro e risulta aumentato, rispetto al 31 dicembre 2003, di 75 mila Euro.
Il suddetto aumento deriva dall'emissione di n. 1.072.960 azioni ordinarie (di nuova emissione, godimento 1° gennaio 2004) a seguito dell'esercizio di opzioni su azioni riferite al piano di stock option riservato ad alcuni dipendenti, con conseguente aumento del capitale sociale.
Al 31 dicembre 2004, il capitale sociale risulta, pertanto, costituito da n. 297.373.100 azioni del valore nominale di 0,07 Euro ciascuna, per un valore globale di 20.816 mila Euro.

Riserva da sovrapprezzo delle azioni
Saldo al 31/12/2004 pari a 115.119 mila Euro
Saldo al 31/12/2003 pari a 111.329 mila Euro

La riserva da sovrapprezzo delle azioni, al 31 dicembre 2004, risulta aumentata, rispetto alla chiusura del passato esercizio, per 3.790 mila Euro.
L'incremento registrato si è così generato
- diminuzione di 847 mila Euro dovuta all'adeguamento di tale riserva alla riserva per azioni proprie in portafoglio, successivamente illustrata, a seguito dell'acquisto di n. 130.000 azioni proprie, avvenuto durante il mese di marzo;
- aumento di 4.637 mila Euro, derivanti dal summenzionato aumento del capitale sociale, mediante emissione di n. 1.072.960 nuove azioni, legato all'esercizio di opzioni su azioni al servizio del piano di stock option sopra menzionato.

Riserva legale
Saldo al 31/12/2004 pari a 5.762 mila Euro
Saldo al 31/12/2003 pari a 5.762 mila Euro

La riserva legale, rispetto all'importo esposto nel bilancio chiuso al 31 dicembre 2003, non ha subito variazioni essendo stato già raggiunto il quinto del capitale sociale.

Riserva per azioni proprie in portafoglio
Saldo al 31/12/2004 pari a 3.569 mila Euro
Saldo al 31/12/2003 pari a 2.722 mila Euro

Al 31 dicembre 2004, tale riserva, costituita ai sensi dell'art.2357 *ter* Codice Civile, è pari a 3.569 mila Euro e risulta aumentata, rispetto alla chiusura del passato esercizio, per 847 mila Euro. Tale voce rappresenta il valore delle azioni proprie in portafoglio, pari a n. 550.313, valutate al cambio di fine esercizio.

L'incremento registrato è dovuto all'acquisto di n. 130.000 azioni, come già illustrato nella voce relativa alle "Azioni proprie in portafoglio".

Altre riserve
Saldo al 31/12/2004 pari a 2.106 mila Euro
Saldo al 31/12/2003 pari a 2.106 mila Euro

La composizione della voce in esame, che non presenta alcuna variazione rispetto al 31 dicembre 2003, è la seguente:

Descrizione	31/12/2004	31/12/2003
1. Riserva straordinaria	28	28
2. Riserva tassata 1983	145	145
3. Plusvalenza da conferimento L. 576/1975	1.933	1.933
Totale	2.106	2.106

Utili portati a nuovo
Saldo al 31/12/2004 pari a 35.153 mila Euro
Saldo al 31/12/2003 pari a 37.755 mila Euro

Questa voce accoglie gli utili conseguiti negli esercizi precedenti portati a nuovo. L'importo esposto in bilancio è diminuito, rispetto a quello esposto al 31 dicembre 2003, di 2.602 mila Euro per effetto della distribuzione ai soci dell'importo residuo relativo all'utile d'esercizio 1997 e di parte dell'utile d'esercizio 1998, avvenuta nel mese di maggio 2004 in occasione della distribuzione del dividendo 2003.

Classificazione delle riserve al 31 dicembre 2004 secondo la loro disponibilità

Natura/descrizione	Importo	Possibilità di utilizzazione	Quota disponibile	Riepilogo delle utilizzazioni effettuate nei tre precedenti esercizi:	
				Per copertura perdite	Per distribuzione dividendi
Capitale	20.816				
Riserve di capitale:					
- Riserva per azioni proprie	3.569	-	-		
- Riserva da sopraprezzo azioni	115.119	A, B, C	115.119		
Riserve di utili:					
- Riserva legale	5.762	B	-		
- Riserva straordinaria	28	A, B, C	28		
- Riserva tassata	145	A, B, C	145		
- Plusvalenza da conferimento	1.933	-	1.933		
- Utili portati a nuovo	35.153	A, B, C	35.153		2.602
Totale			152.378		2.602
Quota non distribuibile			1.279		
Residua quota distribuibile			151.099		

Legenda:
A: per aumento di capitale
B: per copertura perdite
C: per distribuzione soci

Risultato d'esercizio
Saldo al 31/12/2004 pari a 56.600 mila Euro
Saldo al 31/12/2003 pari a 29.991 mila Euro

Il risultato dell'esercizio 2004 ha registrato un utile pari a 56.600 mila Euro. Al conseguimento di tale risultato hanno contribuito 44.360 mila Euro di dividendi percepiti dalla Bulgari International Corporation (BIC) N.V..
Il risultato d'esercizio è stato positivamente influenzato dall'operazione di disinquinamento fiscale sugli ammortamenti anticipati per 520 mila Euro, al netto delle imposte differite correlate.
L'utile per azione conseguito nell'esercizio 2004 è stato pari a 0,19 Euro.

La seguente tabella mostra gli effetti sul risultato d'esercizio e sulle riserve dell'operazione di disinquinamento fiscale.

	2004	2003	
	risultato d'esercizio	risultato d'esercizio	capitale e riserve
Importi prima del disinquinamento	**56.080**	**29.991**	**180.416**
Interferenze fiscali, al lordo delle imposte differite:			
- Ammortamenti anticipati	828	195	633
- Imposte differite correlate	(308)	(73)	(235)
Totale interferenze al netto delle imposte differite	520	122	398
Importi dopo il disinquinamento	**56.600**	**30.113**	**180.814**

Fondi per rischi ed oneri
Saldo al 31/12/2004 pari a 1.410 mila Euro
Saldo al 31/12/2003 pari a 881 mila Euro

La voce in esame è pari a 1.410 mila Euro, contro 881 mila Euro esposti al 31 dicembre 2003, come evidenziato nella seguente tabella:

Descrizione	Saldo netto al 31/12/2003	Accantonamento	Utilizzo fondo	Saldo netto al 31/12/2004
Fondi per rischi ed oneri:				
- Fondo imposte, anche differite	881	429	-	1.310
Altri:				
- Fondo rischi diversi	-	100	-	100
Totale	881	529	-	1.410

Fondo per imposte anche differite.
Il fondo per imposte anche differite è pari a 1.310 mila Euro, ed è costituito per 889 mila Euro da uno stanziamento prudenziale effettuato a fronte di avvisi di accertamento, per i quali sono in corso contenziosi con l'Amministrazione Finanziaria, in rettifica delle dichiarazioni dei redditi degli esercizi 1988, 1989 e 1990. In relazione a tale stanziamento, al 31 dicembre 2004, sono stati

accantonati 8 mila Euro per interessi passivi maturati nell'esercizio. Inoltre si fa presente quanto segue:

- in relazione all'anno 1988, la Commissione Provinciale di Roma ha accolto il ricorso presentato e lo stesso è attualmente pendente presso la Commissione Regionale;
- in relazione all'anno 1989, la Commissione Provinciale di Roma ha accolto parzialmente il ricorso presentato e lo stesso è attualmente pendente presso la Commissione Regionale;
- in relazione all'anno 1990, la Commissione Regionale, nel corso dell'anno 2003, accogliendo l'appello incidentale della società ed in totale riforma della sentenza impugnata, ha dichiarato la nullità dell'avviso di accertamento.

E' inoltre compreso l'accantonamento per imposte differite, pari a 421 mila Euro, riferite a imposte calcolate sull'ammontare relativo allo storno dei Fondi Ammortamenti Anticipati, a seguito del disinquinamento fiscale, per 308 mila Euro, ad imposte differite calcolate sull'ammontare degli ammortamenti anticipati fiscali, di cui la società si avvarrà in sede di dichiarazione dei redditi 2004, per 209 mila Euro al netto del rilascio del fondo imposte per la quota calcolata sugli ammortamenti ordinari indeducibili dell'esercizio per 96 mila Euro.

Altri.

La voce Altri è riferita al fondo rischi diversi, pari a 100 mila Euro, e si riferisce ad un accantonamento prudenziale, effettuato nell'esercizio 2004, relativo a controversie con il personale.

Trattamento di fine rapporto di lavoro subordinato

Saldo al 31/12/2004 pari a 4.185 mila Euro
Saldo al 31/12/2003 pari a 3.483 mila Euro

Il TFR, stanziato a norma dell'art. 2120 del Codice Civile, è calcolato ai sensi della legge n. 482/85. La movimentazione del fondo nel corso dell'esercizio è stata la seguente:

Descrizione	31/12/2003	Incrementi			Indennità Liquidate	31/12/2004
		Quota	Rivalutazione	Altri		
TFR	3.873	840	92	61	(273)	4.593
Anticipi su TFR	(390)	-	-	(39)	21	(408)
TFR netto	3.483	840	92	22	(252)	4.185

Nella colonna "Altri" sono riportati gli incrementi derivanti dall'assunzione di personale proveniente da altra società del Gruppo (61 mila Euro), mentre l'importo di 39 mila Euro è riferito ad anticipi su T.F.R. corrisposti nell'esercizio.

Debiti

Debiti verso banche

Saldo al 31/12/2004 pari a 11.219 mila Euro
Saldo al 31/12/2003 pari a 12.493 mila Euro

I debiti verso banche risultano così composti:

Descrizione	Entro l'esercizio successivo	Da 1 a 5 anni	Oltre 5 anni	Totale 31/12/2004	Totale 31/12/2003
Conti correnti passivi e finanziamenti senza garanzia	2	11.013	-	11.015	11.880
Finanziamenti con garanzia	204		-	204	613
Totale	206	11.013	-	11.219	12.493

Tale voce, esposta per 11.219 mila Euro, risulta essere diminuita, rispetto al valore del 31 dicembre 2003, di 1.274 mila Euro.
I finanziamenti senza garanzia sono esposti per 11.015 mila Euro (11.880 mila Euro al 31 dicembre 2003) e sono essenzialmente relativi ad un finanziamento di 15.000 mila dollari americani concesso dalla Unicredit Banca nel mese di luglio 2003. Il tasso applicato al finanziamento è pari al 2,33% rivedibile semestralmente e la scadenza è fissata al 24 luglio 2006. Tali fondi sono stati impiegati a favore della Bulgari Global Operations S.A. a fronte del fabbisogno finanziario di tale società. Il decremento, rispetto all'esercizio precedente, deriva dalla valutazione in Euro di tale finanziamento, denominato in dollari americani, alla data del 31 dicembre 2004.
I finanziamenti con garanzia, esposti per 204 mila Euro, sono relativi ad un finanziamento, concesso dalla Simest S.p.A., a seguito di un programma di penetrazione commerciale rivolto a mercati emergenti asiatici, erogato in più riprese, rimborsabile in rate semestrali ed assistito da fideiussione bancaria. Il tasso agevolato applicato al finanziamento è pari al 2,46% effettivo annuo e la scadenza ultima di tale finanziamento è fissata al 27 maggio 2005. Il decremento, rispetto all'esercizio precedente, è dovuto al rimborso, nel corso del 2004, di due rate semestrali.

Debiti verso fornitori
Saldo al 31/12/2004 pari a 9.523 mila Euro
Saldo al 31/12/2003 pari a 5.226 mila Euro

I debiti verso fornitori ammontano, al 31 dicembre 2004, a 9.523 mila Euro (5.226 mila Euro al 31 dicembre 2003). La voce accoglie debiti di natura commerciale inclusi i debiti per fatture da ricevere di competenza dell'esercizio.

Debiti verso imprese controllate
Saldo al 31/12/2004 pari a 20.618 mila Euro
Saldo al 31/12/2003 pari a 10.413 mila Euro

La composizione dei debiti verso le imprese controllate è esposta qui di seguito:

Descrizione	31/12/2004	31/12/2003
Debiti finanziari	5.166	376
Debiti commerciali	1.016	2.354
Debiti diversi	14.436	7.683
Totale	20.618	10.413

I debiti verso imprese controllate, al 31 dicembre 2004, ammontano a 20.618 mila Euro e registrano un aumento, rispetto alla chiusura dell'esercizio 2003, pari a 10.205 mila Euro. Tale incremento è principalmente relativo al debito finanziario per il saldo debitorio, verso alcune società controllate, sul conto corrente intersocietario, risultante al 31 dicembre 2004 e al debito verso la Bulgari Parfums S.A. in relazione al credito I.V.A. vantato verso l'Erario per l'attività di Rappresentanza Fiscale di detta società.
I debiti finanziari sono relativi ai saldi giacenti sui conti correnti intragruppo derivanti dalla gestione centralizzata della tesoreria pari a 5.166 mila Euro. Alla fine del periodo si è infatti registrato un debito verso la Bulgari Parfums Italia S.p.A. per 1.181 mila Euro ed un debito verso la Crova S.p.A. per 3.985 mila Euro.
I debiti commerciali verso le società controllate ammontano a 1.016 mila Euro e risultano diminuiti di 1.338 mila Euro rispetto all'esercizio precedente.
Sono anche inclusi in questa voce i debiti verso imprese controllate per fatture da pervenire di competenza dell'esercizio 2004.
La voce *"Debiti diversi"*, pari a 14.436 mila Euro (7.683 mila Euro al 31 dicembre 2003), risulta aumentata di 6.753 mila Euro ed è principalmente costituita da:

- debiti verso società controllate italiane per crediti I.V.A. trasferiti ai fini della liquidazione di Gruppo, e non ancora rimborsati dall'Erario per 7.422 mila Euro. Tale importo trova la sua contropartita nella voce "Crediti verso altri" esposta nell'attivo dello stato patrimoniale;
- debito verso la Bulgari Parfums S.A. per il credito I.V.A. derivante dalla gestione di Rappresentanza Fiscale, pari a 4.242 mila Euro. Anche tale importo trova la sua contropartita nella voce "Crediti verso altri" esposta nell'attivo dello stato patrimoniale;
- debito pari a 2.585 relativo al trasferimento dell'acconto IRES versato dalla Bulgari Gioielli S.p.A nell'esercizio 2004 pari a 988 mila Euro, e al trasferimento della perdita fiscale, nell'ambito del consolidato fiscale, da parte della Bulgari Gioielli S.p.A. per 8 mila Euro e della Bulgari Retail USA S.r.l. per 1.589 mila Euro.

Ripartizione dei debiti per area geografica:

	Italia	Paesi U.E.	Europa Altro	America	Medio Oriente	Estremo Oriente	Altro	Totale
Debiti:								
verso fornitori	8.142	779	275	309	-	18	-	9.523
verso imprese controllate:								
- commerciali	160	185	266	395	-	5	5	1.016
- finanziari	5.166							5.166
Altri debiti	10.194	-	4.242	-	-	-	-	14.436
Totale debiti commerciali e finanziari	23.662	964	4.783	704	-	23	5	30.141

Debiti tributari
Saldo al 31/12/2004 pari a 557 mila Euro
Saldo al 31/12/2003 pari a 674 mila Euro

Tale voce, pari a 557 mila Euro (674 mila Euro nel precedente esercizio) è composta da debiti tutti esigibili entro l'esercizio successivo.

La sua composizione è la seguente:

Descrizione	31/12/2004	31/12/2003
Debiti per:		
Ritenute fiscali per IRPEF	557	478
Altri debiti	-	196
Totale	557	674

Il debito per IRPEF, pari a 557 mila Euro, è relativo alle ritenute operate nel mese di dicembre 2004, sulle retribuzioni corrisposte e sui compensi erogati a collaboratori e lavoratori autonomi. Esse risultano versate nel mese di gennaio 2005.

Debiti verso istituti di previdenza e di sicurezza sociale
Saldo al 31/12/2004 pari a 834 mila Euro
Saldo al 31/12/2003 pari a 707 mila Euro

I debiti verso istituti di previdenza e di sicurezza sociale ammontano a 834 mila Euro, tutti esigibili entro l'esercizio successivo, e si riferiscono ai debiti verso detti istituti per i contributi, sia a carico

della Società sia a carico dei dipendenti e dei collaboratori coordinati e continuativi, dovuti sulle retribuzioni e compensi corrisposti nel mese di dicembre 2004 e versate nel mese di gennaio 2005.

Altri debiti
Saldo al 31/12/2004 pari a 5.270 mila Euro
Saldo al 31/12/2003 pari a 3.831 mila Euro

Tale voce, che presenta anch'essa debiti esigibili tutti entro l'esercizio successivo, è esposta per 5.270 mila Euro e mostra un incremento, rispetto all'esercizio precedente, di 1.439 mila Euro. Come evidenziato nella seguente tabella, l'incremento registrato deriva, principalmente, da maggiori debiti verso dipendenti per retribuzioni da corrispondere e verso gli amministratori per competenze da corrispondere. La voce risulta così composta:

Descrizione	31/12/2004	31/12/2003
Debiti verso dipendenti per retribuzioni da corrispondere	2.869	2.017
Debiti verso amministratori	1.411	1.045
Oneri su retribuzioni da corrispondere	713	542
Debiti verso azionisti per dividendi	245	184
Altri debiti	32	43
Totale	5.270	3.831

I debiti verso dipendenti, sono pari 2.869 mila Euro (2.017 mila Euro al 31 dicembre 2003) e registrano un incremento pari 852 mila Euro. Essi si riferiscono alle retribuzioni differite e comprendono gli accantonamenti effettuati per ferie maturate e non godute, quattordicesima mensilità, premi di incentivazione e la relativa quota di T.F.R. calcolata su tali retribuzioni da corrispondere.
I debiti verso amministratori, pari a 1.411 mila Euro (1.045 mila Euro al 31 dicembre 2003) registrano un incremento di 366 mila Euro e sono relativi agli emolumenti da erogare ai componenti l'Organo amministrativo e di controllo per l'anno 2004.
La voce oneri su retribuzioni da corrispondere, 713 mila Euro al 31 dicembre 2004 (542 mila Euro al 31 dicembre 2003), è relativa all'ammontare degli oneri previdenziali a carico dell'azienda calcolati sulle retribuzioni differite.
I debiti verso azionisti per dividendi, pari a 245 mila Euro, sono relativi a dividendi deliberati e non ancora liquidati agli azionisti.
Gli altri debiti, pari a 32 mila Euro, risultano diminuiti rispetto all'anno precedente di 11 mila Euro e si riferiscono a commissioni e diritti riconosciuti ai depositari Monte Titoli

Ratei e risconti

Ratei e risconti passivi
Saldo al 31/12/2004 pari a 120 mila Euro
Saldo al 31/12/2003 pari a 93 mila Euro

Il saldo dei ratei e risconti passivi, tutti di competenza dell'esercizio successivo, iscritto in bilancio al 31 dicembre 2004, è pari a 120 mila Euro contro 93 mila Euro dell'esercizio precedente.
Come mostrato nella tabella seguente, la voce è sostanzialmente riferita al rateo di interessi passivi relativi al menzionato finanziamento di 15.000 mila dollari americani.

Descrizione	31/12/2004	31/12/2003
Ratei passivi su:		
- interessi su finanziamenti	114	83
- altro	-	4
Totale ratei passivi	114	87
Risconti passivi	6	6
Totale	120	93

Alla data di chiusura dell'esercizio non risultano iscritti debiti di durata superiore a cinque anni.

CONTI D'ORDINE

Saldo al 31/12/2004 pari a 96.777 mila Euro
Saldo al 31/12/2003 pari a 78.459 mila Euro

La seguente tabella mostra il dettaglio della voce e il confronto con l'esercizio precedente.

Descrizione	31/12/2004	31/12/2003
GARANZIE PRESTATE:		
- fideiussioni ad imprese controllate	77.065	60.895
CANONI A SCADERE	5.116	5.375
TOTALE GARANZIE PRESTATE:	82.181	66.270
GARANZIE RICEVUTE:		
- fideiussioni da terzi	14.437	9.560
- fideiussioni da imprese collegate	-	2.487
TOTALE GARANZIE RICEVUTE	14.437	12.047
ALTRO:		
- altri impegni	159	142
TOTALE CONTI D'ORDINE	96.777	78.459

La voce comprende le garanzie prestate per debiti bancari ed altre obbligazioni, nonché gli altri impegni assunti dalla Società verso terzi. Tale voce risulta complessivamente aumentata, rispetto all'esercizio precedente, di 18.318 mila Euro, a seguito di una revisione delle linee di credito accordate dagli Istituti di credito alle società controllate che hanno determinato un aumento dell'importo delle Garanzie prestate.
La voce "Garanzie prestate" si riferisce, appunto, a fideiussioni rilasciate ad Istituti di credito, a favore di società controllate per linee di credito accordate e sono aumentate, rispetto all'esercizio precedente, di 16.170 mila Euro.
I canoni a scadere, pari a 5.116 mila Euro, sono relativi alle locazioni della sede della Direzione generale ed amministrativa della Società ed ai canoni di noleggio a lungo termine delle autovetture aziendali.
Le garanzie ricevute, pari a 14.437 mila Euro, sono principalmente relative per 10.763 mila Euro a fideiussioni bancarie rilasciate a favore dell'Amministrazione finanziaria a fronte di crediti I.V.A. richiesti a rimborso o compensati in sede di dichiarazione annuale, per 3.141 mila Euro a fideiussione bancaria rilasciata a favore della Bulgari Hotels and Resorts Milano S.r.l. a garanzia del 50% dei costi sostenuti per l'acquisto di mobili ed arredi in genere destinati all'albergo di Milano e per 204 mila Euro ad una garanzia prestata da Istituti di credito a favore della Società in relazione al menzionato finanziamento erogato dalla Simest S.p.A..
La società effettua operazioni di copertura da rischio cambio delle principali valute ed in particolare Yen giapponesi, Dollari americani e Franchi svizzeri. Al 31 dicembre 2004 la società ha in essere

un'unica operazione di vendita di valuta a termine, finalizzata alla copertura del rischio di cambio dei crediti commerciali, derivanti da royalties. L'importo esposto in tabella nella voce "Altro", pari a 159 mila Euro, rappresenta il controvalore in Euro dell'operazione in essere al 31 dicembre 2004.

La ripartizione per anno dei canoni a scadere per locazioni e noleggi è la seguente:

2005	Euro	1.612 mila
2006	Euro	1.453 mila
2007	Euro	1.287 mila
2008	Euro	533 mila
2009	Euro	157 mila
2010	Euro	74 mila
Totale	Euro	5.116 mila

INFORMAZIONI SUL CONTO ECONOMICO

VALORE DELLA PRODUZIONE

Ricavi delle vendite e delle prestazioni
Importo esercizio 2004 pari a 51.749 mila Euro
Importo esercizio 2003 pari a 45.858 mila Euro

I ricavi delle vendite e delle prestazioni di servizi dell'esercizio 2004 ammontano a 51.749 mila Euro contro 45.858 mila Euro al 31 dicembre 2003. Essi sono così composti:

Descrizione	2004	2003
Ricavi per la concessione marchio:		
Royalties da società del Gruppo	43.073	38.079
Royalties da società terze	7.087	6.122
Totale ricavi per la concessione marchio	50.160	44.201
Ricavi per prestazioni di servizi:		
Servizi resi alle Società del Gruppo	1.589	1.657
Totale ricavi delle vendite e prestazioni	51.749	45.858

I ricavi per la concessione del marchio sono pari a 50.160 mila Euro e risultano aumentati di 5.959 mila Euro rispetto all'esercizio 2003 (+13% circa). Tale incremento riflette l'aumento dei volumi di vendita fatti registrare dalle società licenziatarie del marchio Bvlgari. A parità di rapporti di cambio si sarebbe registrato un aumento dei ricavi, rispetto all'esercizio 2003, del 14% circa.
I ricavi per royalties da società del Gruppo sono stati pari a 43.073 mila Euro e risultano aumentati di 4.994 mila Euro rispetto all'esercizio 2003.
I ricavi per royalties da società terze, pari a 7.087 mila Euro, comprensivi anche dei ricavi percepiti dalla Luxottica S.p.A. e dalla Rosenthal Italia, sono aumentati di 965 mila Euro, rispetto dell'esercizio precedente.

I ricavi per prestazioni di servizi, relativamente all'attività svolta nei confronti delle società del Gruppo nell'anno 2004 e regolata da specifici contratti, ha generato ricavi per 1.589 mila Euro contro 1.657 mila Euro dell'esercizio 2003. Tale voce comprende servizi di natura legale, fiscale,

finanziaria, di gestione del personale e contabile amministrativa e risulta diminuita per 68 mila Euro rispetto all'esercizio 2003. A fronte di maggior ricavi da società italiane, in particolare, per servizi amministrativi e contabili sono stati generati minor ricavi per servizi resi alla Bulgari Japan Ltd..

Ricavi per cessioni e prestazioni per area geografica

	Italia	U.E.	Europa Altro	America	Medio Oriente	Estremo Oriente	Giappone	Altro	Totale
Ricavi per la concessione del marchio:									
- da società del gruppo	1.560	1.784	27.201	2.026	-	1.647	8.721	134	43.073
- da terzi	3.599	216	450	349	1.626	847	-	-	7.087
Totale ricavi per la concessione del marchio	5.159	2.000	27.651	2.375	1.626	2.494	8.721	134	50.160
Ricavi per prestazioni di servizi:									
- da società del gruppo	1.549	-	40	-	-	-	-	-	1.589
- da terzi	-	-	-	-	-	-	-	-	-
Totale ricavi per prestazioni di servizi	1.549	-	40	-	-	-	-	-	1.589
Totale ricavi per cessioni e prestazioni	6.708	2.000	27.691	2.375	1.626	2.494	8.721	134	51.749

Altri ricavi e proventi
Importo esercizio 2004 pari a 8.235 mila Euro
Importo esercizio 2003 pari a 7.693 mila Euro

La seguente tabella mostra il dettaglio di questa voce:

Descrizione	2004	2003
Riaddebiti di costi operativi a società del gruppo	7.412	7.169
Altri ricavi	441	325
Sopravvenienze attive	382	199
Totale ricavi e proventi diversi	8.235	7.693

Gli *"altri ricavi e proventi"* sono pari a 8.235 mila Euro e registrano un aumento, rispetto all'esercizio precedente, di 542 mila Euro. Tale voce è composta principalmente da ricavi operativi da società del Gruppo oltre che da sopravvenienze attive e da altri ricavi.
I ricavi operativi da società del Gruppo, pari a 7.412 mila Euro (7.169 mila Euro dell'esercizio 2003), sono riferiti al riaddebito di costi per consulenze commerciali, tecniche, di marketing ed informatiche per 2.032 mila Euro, al riaddebito per l'utilizzo di software applicativi e dei connessi costi di sviluppo ed implementazione per 5.032 mila Euro ed ai ricavi da contratti di sublocazione degli uffici di Lungotevere Marzio in Roma, stipulati con la Bulgari Gioielli S.p.A., con la Bulgari Parfums Italia S.p.A. e con la Bulgari Italia S.p.A. per 348 mila Euro. Tali accordi con le società del Gruppo sono regolati da specifici contratti tra le parti.
Gli altri ricavi, pari a 441 mila Euro, sono principalmente relativi al riaddebito di costi pubblicitari verso società terze licenziatarie del marchio; le sopravvenienze attive, pari a 382 mila Euro, sono, invece, principalmente riferite ad insussistenza di costi accantonati in esercizi precedenti.

Costi della produzione

Costi per servizi
Importo esercizio 2004 pari a 19.881 mila Euro
Importo esercizio 2003 pari a 12.445 mila Euro

I costi per servizi al 31 dicembre 2004 ammontano a 19.881 mila Euro contro 12.445 mila Euro dell'esercizio 2003, facendo registrare un incremento di 7.436 mila Euro. La voce risulta così dettagliata:

Descrizione	2004	2003
Spese di pubblicità e promozione	6.836	2.406
Servizi esterni per consulenze tecniche, organizzative, legali, fiscali e amministrative	2.996	2.507
Emolumenti agli organi sociali	3.247	2.812
Servizi per il personale e per gli organi amministrativi	2.902	1.859
Spese per la difesa e il deposito marchi e modelli	671	639
Canoni manutenzioni e spese di manutenzione e riparazione	1.034	821
Spese per energia, telefoniche e comunicazione	519	457
Servizi intragruppo	794	491
Servizi di vigilanza e sicurezza	179	92
Assicurazioni	127	124
Spese dell'Ufficio Tecnico di Osservazione	142	-
Spese per pulizia locali	295	149
Altri servizi	139	88
Totale	19.881	12.445

Le voci più significative sono riferite a:

- spese di pubblicità e di promozione, pari a 6.836 mila Euro, contro 2.406 mila Euro registrati al 31 dicembre dell'anno precedente, risultano aumentate per 4.430 mila Euro a seguito di una aggressiva attività svolta nel corso dell'esercizio. Tale incremento è riferito ad una più intensa attività di sponsorizzazioni ed eventi a carattere internazionale, unitamente ad una maggiore attività di supporto promozionale attraverso l'acquisto di spazi pubblicitari su riviste internazionali. Sono stati inoltre sostenuti costi di progettazione e realizzazione per l'esposizione dei prodotti, in occasione di eventi, festività e ricorrenze, per i negozi esclusivi Bulgari;
- costi per servizi esterni, pari a 2.996 mila Euro, registrano un incremento, rispetto all'esercizio precedente, di 489 mila Euro. I costi per servizi esterni sono essenzialmente riferiti ai costi per consulenze fiscali, legali, tecniche, commerciali e amministrative ed ai costi per consulenze informatiche. Essi comprendono, inoltre, i costi per consulenze per l'organizzazione e sviluppo, di formazione, di selezione e di ricerca del personale;
- emolumenti agli organi sociali, pari a 3.247 mila Euro (2.812 mila Euro nel 2003), comprendono i compensi agli amministratori per 3.070 mila Euro, al lordo di oneri previdenziali, i compensi ai componenti il Collegio Sindacale per 77 mila Euro, i compensi al Comitato di Remunerazione per 35 mila Euro ed al Comitato per il Controllo Interno per 65 mila Euro, come maggiormente dettagliato in tabella 6;
- costi per i servizi al personale e per gli organi amministrativi, pari a 2.902 mila Euro (1.859 mila Euro nel 2003) risultano aumentati di 1.043 mila Euro. Essi comprendono i costi e i rimborsi delle spese di viaggio del personale dipendente in missione e dei membri del Consiglio di Amministrazione;
- spese per la difesa e il deposito del marchio e dei modelli, pari a 671 mila Euro, contro 639 mila Euro del precedente esercizio, registrano un incremento di 32 mila Euro.

- i canoni di manutenzione e le spese di manutenzione e riparazione sono pari a 1.034 mila Euro e risultano incrementati di 213 mila Euro rispetto all'esercizio precedente. In particolare, i canoni di manutenzione relativi a software applicativi risultano per 643 mila Euro, mentre i canoni relativi ad hardware risultano per 132 mila Euro. In tale posta sono inoltre comprese le spese di manutenzione e riparazione di impianti e uffici per 243 mila Euro;
- spese per servizi intragruppo, pari a 794 mila Euro, sono riferiti principalmente a contributi promozionali, come da accordi contrattuali, riconosciuti alla Bulgari Retail USA S.r.l. per 352 mila Euro ed alla Bulgari Deutschland GmbH per 75 mila Euro e per servizi di design riconosciuti alla Bulgari U.K. Ltd. per 96 mila Euro.

Costi per godimento di beni di terzi
Importo esercizio 2004 pari a 2.807 mila Euro
Importo esercizio 2003 pari a 2.731 mila Euro

I costi per godimento di beni di terzi sono esposti per 2.807 mila Euro e registrano un aumento, rispetto al 31 dicembre 2003, di 76 mila Euro.
La voce comprende:
- i canoni di locazione degli immobili adibiti a sede legale e a Direzione generale ed amministrativa della Società e i relativi costi accessori, pari a 1.480 mila Euro (1.391 mila Euro nel 2003);
- i canoni di noleggio delle autovetture aziendali e quelli di macchine d'ufficio, pari a 499 mila Euro (415 mila Euro nel 2003);
- i canoni di noleggio di hardware e software pari a 829 mila Euro (925 mila Euro nel 2003) risultano diminuiti di 96 mila Euro rispetto all'esercizio precedente.

Tale voce è esposta al lordo dei riaddebiti operati in conseguenza dei contratti di subaffitto degli immobili ad uso ufficio in essere con la Bulgari Gioielli S.p.A. e con la Bulgari Parfums Italia S.p.A. ed esposti, come già menzionato, nella voce "altri ricavi e proventi".

Costi per il personale
Importo esercizio 2004 pari a 19.013 mila Euro
Importo esercizio 2003 pari a 14.713 mila Euro

La ripartizione per singola voce di tali costi viene già fornita in dettaglio nel conto economico al quale si rimanda.
I costi del personale sono pari a 19.013 mila Euro e registrano un aumento complessivo, rispetto al 31 dicembre 2003, di 4.300 mila Euro pari al 29% circa. Tale aumento è dovuto, in parte, all'incremento del numero medio del personale dipendente, passato dalle 202 unità dell'esercizio 2003 alle 234 unità dell'esercizio 2004 (+16% circa) e, in parte all'aumento delle retribuzioni corrisposte e dei premi di incentivazione da liquidare.
Al 31 dicembre 2003 il personale dipendente è composto da 252 unità contro 216 unità del 31 dicembre 2003.

Si evidenzia, di seguito, la movimentazione del personale dipendente nel corso dell'esercizio, suddivisa per categoria:

	Situazione al 2003	Entrate	Uscite	Passaggi di categoria	Situazione al 2004	Media 2004	Media 2003
Dirigenti	27	5	(3)	2	31	29	26
Quadri	29	7	(2)	4	38	34	25
Impiegati	143	42	(11)	(6)	168	155	134
Operai	17	4	(6)	-	15	16	17
Totale	216	58	(22)	-	252	234	202

Ammortamenti e svalutazioni
Importo esercizio 2004 pari a 6.433 mila Euro
Importo esercizio 2003 pari a 6.407 mila Euro

La voce in esame presenta un saldo pari a 6.433 mila Euro e risulta aumentata, rispetto all'esercizio precedente, per 26 mila Euro.
Gli ammortamenti relativi alle immobilizzazioni immateriali sono stati pari a 5.067 mila Euro (4.535 mila Euro al 31 dicembre 2003) e registrano un aumento di 532 mila Euro, dovuto principalmente alla quota d'ammortamento relativa ai diritti di brevetto industriale e diritti di utilizzo di opere d'ingegno, che al 31 dicembre 2003 è stata pari a 4.387 contro i 3.916 dell'esercizio 2003.
Gli ammortamenti relativi invece alle immobilizzazioni materiali sono stati pari a 1.366 mila Euro (1.327 mila Euro al 31 dicembre 2003) e registrano un incremento di 40 mila Euro, dovuto principalmente alla quota d'ammortamento relativa alle migliorie su stabili in affitto.
La ripartizione delle sottovoci richieste è già presentata nel conto economico e nei prospetti di movimentazioni delle immobilizzazioni, ai quali si rimanda per maggiori dettagli.

Accantonamenti per rischi
Importo esercizio 2004 pari a 108 mila Euro
Importo esercizio 2003 pari a 10 mila Euro

Tale voce pari a 108 mila Euro (10 mila Euro al 31 dicembre 2003) è riferita per 100 mila Euro ad un accantonamento, effettuato in via prudenziale, relativo a controversie con personale dimissionario, e per 8 mila Euro ad interessi di periodo sugli accertamenti per gli anni 1988, 1989 e 1990.

Oneri diversi di gestione
Importo esercizio 2004 pari a 1.480 mila Euro
Importo esercizio 2003 pari a 935 mila Euro

Gli oneri diversi di gestione sono stati pari a 1.480 mila Euro e registrano un aumento, rispetto al 31 dicembre 2003, di 545 mila Euro.
Tale voce è composta principalmente da costi per cancelleria e materiali di consumo vari (203 mila Euro), da sopravvenienze passive (485 mila Euro), dalle spese postali e di spedizione (178 mila Euro), da costi per la gestione degli autovetture aziendali (106 mila Euro), dalle commissioni e dai diritti riconosciuti ai depositari Monte Titoli (90 mila Euro) e dai diritti di quotazione dovuti al Consiglio di Borsa (88 mila Euro). Sono, inoltre, inclusi in questa voce i costi di libri e pubblicazioni, i costi per quote associative nonché altri oneri quali le imposte, bolli e tasse comunali e tutte le altre spese connesse alla gestione dell'azienda.

PROVENTI ED ONERI FINANZIARI
Importo esercizio 2004 pari a 46.800 mila Euro
Importo esercizio 2003 pari a 39.075 mila Euro

Il saldo esposto al 31 dicembre 2004, dato dalla differenza fra i proventi e gli oneri finanziari, è pari a 46.800 mila Euro e, rispetto all'esercizio precedente, risulta aumentato di 7.725 mila Euro.
A tale risultato hanno contribuito maggiori dividendi percepiti nell'esercizio 2004 ed una riduzione sia di interessi attivi che di oneri finanziari.

Proventi finanziari
Importo esercizio 2004 pari a 47.351 mila Euro
Importo esercizio 2003 pari a 46.205 mila Euro

I proventi finanziari registrati nell'esercizio 2004 sono pari a 47.351 mila Euro contro 46.205 mila Euro dell'esercizio precedente.

La seguente tabella mostra il dettaglio di questa voce:

Descrizione	2004	2003
Dividendi	44.360	37.000
Altri proventi finanziari:		
- interessi da società controllate	2.848	6.297
- premi ed interessi attivi bancari	143	2.875
- da titoli iscritti nell'attivo circolante	-	33
Totale altri proventi finanziari	2.991	9.205
Totale Proventi Finanziari	47.351	46.205

I dividendi incassati nell'esercizio dalla Bulgari International Corporation N.V sono stati pari a 44.360 mila Euro contro 37.000 mila Euro percepiti nell'esercizio 2003 sempre dalla stessa società. Tali dividendi sono stati in parte reinvestiti all'interno del Gruppo in operazioni di capitalizzazione. Gli altri proventi finanziari, pari a 2.991 mila Euro, diminuiscono per 6.214 mila Euro rispetto all'esercizio precedente e sono principalmente composti da:

- interessi da società controllate, per 2.848 mila Euro (6.297 mila Euro nel 2003) realizzati principalmente verso la Bulgari Italia S.p.A. per 1.766 mila Euro, verso la Bulgari Gioielli S.p.A. per 383 mila Euro, verso la Bulgari Global Operations S.A. per 235 mila Euro, verso la Bulgari Parfums Italia S.p.A. per 104 mila Euro e verso la Bulgari International Corporation B.V. per 77 mila Euro. Il decremento rispetto all'esercizio precedente è dovuto sostanzialmente ad una consistente diminuzione della liquidità media annua registrata nell'esercizio 2004 rispetto al 2003. Si ricorda, infatti, che parte della liquidità della Società è stata impiegata, nel mese di dicembre 2003, per il rimborso del prestito obbligazionario di 100.000 mila Euro;
- premi ed interessi attivi bancari, pari a 143 mila Euro contro 2.875 mila Euro dell'esercizio 2003. Il significativo importo esposto nell'esercizio 2003 era riferito principalmente ai premi su coperture operati in relazione al citato prestito obbligazionario.

Interessi ed altri oneri finanziari
Importo esercizio 2004 pari a 554 mila Euro
Importo esercizio 2003 pari a 7.139 mila Euro

Descrizione	2004	2003
Interessi ed altri oneri finanziari:		
Interessi da società controllate	46	1
Interessi passivi da banche:		
- interessi e premi per finanziamenti a breve	202	191
- interessi passivi per finanziamenti m/l termine	235	103
Totale interessi passivi verso banche	437	294
Oneri su obbligazioni	-	6.750
Oneri finanziari verso altri:		
- oneri finanziari diversi	71	95
Totale oneri finanziari verso altri	71	6.845
Totale interessi ed oneri finanziari	554	7.139

Gli interessi ed oneri finanziari sono pari a 554 mila Euro ed evidenziano, rispetto all'esercizio precedente, un decremento di 6.585 mila Euro. Tale decremento è principalmente imputabile all'assenza di oneri su obbligazioni, relativi a interessi e premi passivi che, alla data del 31 dicembre 2003, risultavano pari a 6.750 mila Euro.
La voce oneri finanziari diversi si riferisce principalmente a commissioni e spese bancarie che, alla data del 31 dicembre 2004, risultano essere pari a 71 mila Euro.

Utili e perdite su cambi
Importo esercizio 2004 pari a 3 mila Euro
Importo esercizio 2003 pari a 10 mila Euro

La tabella seguente mostra il dettaglio di questa voce.

Descrizione	2004	2003
Utili e perdite su cambi:		
- *differenze positive di cambio*	3.125	6.306
- differenze negative di cambio	3.122	6.296
Totale utili e (perdite) su cambi	3	10

Il saldo netto esposto al 31 dicembre 2004 evidenzia utili complessivi su cambi pari a 3 mila Euro (10 mila Euro nell'esercizio precedente).
Le differenze di cambio derivano principalmente da operazioni di natura commerciale ed operazioni finanziarie. La Società svolge un'attenta politica di copertura sul rischio di cambio, attraverso strumenti derivati dei crediti e debiti espressi in valuta estera.
I valori riferiti agli utili e perdite su cambio, esposti nella tabella, sono prevalentemente legati all'attività finanziaria volta alla copertura del rischio di cambio dei crediti in valuta per royalties da società licenziatarie del marchio, effettuata attraverso l'utilizzo di strumenti derivati. Per ulteriori dettagli si rimanda al commento ai "Conti d'ordine".

RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE

Nell 'esercizio 2004 non è stata rilevata alcuna rettifica di valore di attività finanziarie.
Nell'esercizio 2003 tale voce presentava un saldo negativo complessivo di 23.113 mila Euro così dettagliato:

- 822 mila Euro per rivalutazioni delle azioni proprie presenti in portafoglio alla chiusura dell'esercizio 2003;
- 23.935 mila Euro per la copertura di perdite relative alla partecipazione detenuta nella Bulgari Netherlands B.V..

Proventi ed oneri straordinari

Proventi straordinari
Importo esercizio 2004 pari a 1.271 mila Euro
Importo esercizio 2003 pari a zero

Descrizione	2004	2003
Proventi da disinquinamento fiscale Fondo ammortamenti anticipati	828	-
Sopravvenienze attive straordinarie	443	-
Totale	1.271	-

I proventi straordinari al 31 dicembre 2004 risultano pari a 1.271 mila Euro (zero al 31 dicembre 2003). Tali proventi sono principalmente relativi agli effetti del citato disinquinamento fiscale del fondo ammortamento anticipato.
Infatti, a seguito dell'abrogazione del secondo comma dell'art. 2426 c.c. introdotta dal D.Lgs. 17 gennaio 2003, n. 6, la Società, venendo meno la facoltà di imputare a conto economico rettifiche ed accantonamenti derivanti dall'applicazione di disposizioni fiscali, ha proceduto allo storno del Fondi ammortamento anticipato per 828 mila Euro.
Inoltre, nell'esercizio 2004, sono stati registrati proventi straordinari dovuti al rimborso di 443 mila Euro, da parte dell'Autorità competente americana, per imposte sul reddito prodotto negli Stati Uniti negli anni precedenti.

Oneri straordinari
Importo esercizio 2004 pari a 2.193 mila Euro
Importo esercizio 2003 pari a 834 mila Euro

Alla chiusura dell'esercizio 2004 sono stati registrati oneri straordinari per 2.193 mila Euro (834 mila Euro nel 2003) riferiti principalmente ad imposte indeducibili pagate all'estero in via definitiva, non recuperabili, su proventi da royalties per 1.883 mila Euro.

Inoltre sono iscritti in tale voce oneri, per 308 mila Euro, relativi all'importo calcolato per imposte differite sullo storno del Fondo ammortamenti anticipati e minusvalenze su cessioni di immobilizzazioni per 2 mila Euro.

Imposte sul reddito

Imposte sul reddito dell'esercizio
Importo esercizio 2004 pari a (462) mila Euro
Importo esercizio 2003 pari a 1.447 mila Euro

Descrizione	2004	2003
I.R.A.P.	1.404	1.447
Imposte differite attive su perdite fiscali es. precedenti	(1.978)	-
Imposte differite su ammortamenti anticipati	208	-
Imposte differite su ammort. ordinari indeducibili	(96)	-
Totale	(462)	1.447

Il saldo relativo a questa voce presenta un risultato netto pari a 462 mila Euro, come sopra dettagliato.
Le imposte per IRAP sono pari a 1.404 mila Euro (1.447 mila Euro al 31 dicembre 2004) mentre sono state stanziate imposte differite attive calcolate su perdite fiscali di esercizi precedenti come già commentato nella voce "Imposte Anticipate" dello stato patrimoniale.
Infine, la voce accoglie le imposte differite calcolate sugli ammortamenti anticipati per l'esercizio 2004.

Descrizione	2004	2003
Proventi da disinquinamento fiscale Fondo ammortamenti anticipati	828	-
Sopravvenienze attive straordinarie	443	-
Totale	1.271	-

I proventi straordinari al 31 dicembre 2004 risultano pari a 1.271 mila Euro (zero al 31 dicembre 2003). Tali proventi sono principalmente relativi agli effetti del citato disinquinamento fiscale del fondo ammortamento anticipato.
Infatti, a seguito dell'abrogazione del secondo comma dell'art. 2426 c.c. introdotta dal D.Lgs. 17 gennaio 2003, n. 6, la Società, venendo meno la facoltà di imputare a conto economico rettifiche ed accantonamenti derivanti dall'applicazione di disposizioni fiscali, ha proceduto allo storno del Fondi ammortamento anticipato per 828 mila Euro.
Inoltre, nell'esercizio 2004, sono stati registrati proventi straordinari dovuti al rimborso di 443 mila Euro, da parte dell'Autorità competente americana, per imposte sul reddito prodotto negli Stati Uniti negli anni precedenti.

Oneri straordinari
Importo esercizio 2004 pari a 2.193 mila Euro
Importo esercizio 2003 pari a 834 mila Euro

Alla chiusura dell'esercizio 2004 sono stati registrati oneri straordinari per 2.193 mila Euro (834 mila Euro nel 2003) riferiti principalmente ad imposte indeducibili pagate all'estero in via definitiva, non recuperabili, su proventi da royalties per 1.883 mila Euro.

Inoltre sono iscritti in tale voce oneri, per 308 mila Euro, relativi all'importo calcolato per imposte differite sullo storno del Fondo ammortamenti anticipati e minusvalenze su cessioni di immobilizzazioni per 2 mila Euro.

Imposte sul reddito

Imposte sul reddito dell'esercizio
Importo esercizio 2004 pari a (462) mila Euro
Importo esercizio 2003 pari a 1.447 mila Euro

Descrizione	2004	2003
I.R.A.P.	1.404	1.447
Imposte differite attive su perdite fiscali es. precedenti	(1.978)	-
Imposte differite su ammortamenti anticipati	208	-
Imposte differite su ammort. ordinari indeducibili	(96)	-
Totale	(462)	1.447

Il saldo relativo a questa voce presenta un risultato netto pari a 462 mila Euro, come sopra dettagliato.
Le imposte per IRAP sono pari a 1.404 mila Euro (1.447 mila Euro al 31 dicembre 2004) mentre sono state stanziate imposte differite attive calcolate su perdite fiscali di esercizi precedenti come già commentato nella voce "Imposte Anticipate" dello stato patrimoniale.
Infine, la voce accoglie le imposte differite calcolate sugli ammortamenti anticipati per l'esercizio 2004.

Riconciliazione tra aliquota ordinaria ed aliquota effettiva:

	2004		2003	
	IRES	IRAP	IRPEG	IRAP
Aliquota ordinaria applicabile	**33,00%**	**4,25%**	**34,00%**	**4,25%**
Effetto delle variazioni in aumento (diminuizione):				
- Costi indeducibili	2,82%	0,22%	3,13%	0,11%
- Redditi esenti ed altri oneri deducibili	(1,26%)	(0,11%)	(13,99%)	(0,05%)
- Dividendi	(24,78%)	-	(38,01%)	-
- Utilizzo perdite fiscali pregresse	(9,58%)	-	-	-
- Imposte anticipate iscritte su perdite fiscali di esercizi precedenti	(3,52%)	-	-	-
- Imposte anticipate non iscritte su perdite fiscali d'esercizio	-	-	14,87%	-
Aliquota effettiva	**(3,32%)**	**4,36%**	**0,00%**	**4,31%**

Il presente bilancio, composto da Stato Patrimoniale, Conto Economico e Nota Integrativa, rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria nonché il risultato economico dell'esercizio e corrisponde alle risultanze delle scritture contabili.

Bulgari S.p.A.
Il Presidente del Consiglio di Amministrazione
Paolo Bulgari

Tabella 6

COMPENSI AGLI AMMINISTRATORI E AI SINDACI (*)
(importi in migliaia di Euro)

SOGGETTO	DESCRIZIONE CARICA		COMPENSI		
COGNOME E NOME	CARICA RICOPERTA	DURATA della CARICA	EMOLUMENTI PER LA CARICA	BONUS E ALTRI INCENTIVI	ALTRI COMPENSI (Cfr. nota 1)
Paolo Bulgari	Presidente Bulgari S.p.A.	2004 - 2006	193		52[a]
Nicola Bulgari	Vice Presidente Bulgari S.p.A.	2004 - 2006	116		52[a]
Francesco Trapani	Amm. Delegato Bulgari S.p.A.	2004 - 2006	2.657	Cfr. tabella7	82 [a]
Giuseppe Ansaldo	Consigliere Bulgari S.p.A.	2004 - 2006	26		15 [c]
Giulio Figarolo Di Gropello	Consigliere Bulgari S.p.A.	2004 - 2006	26		20 [d]
Francesco Ago	Consigliere Bulgari S.p.A.	2004 - 2006	26		10 [c] 20 [d]
Zanchi Roberto	Consigliere Bulgari S.p.A.	2004 - 2006	26		10 [c] 25 [d]
Paolo Resta	Pres. Collegio Sindacale Bulgari S.p.A.	2002 - 2004	33		23 [b]
Maurizio De Magistris	Sindaco Effettivo Bulgari S.p.A.	2002 - 2004	22		17 [b]
Stefania Libori	Sindaco Effettivo Bulgari S.p.A.	2002 - 2004	22		11 [b]

(*) Gli importi riportati in tabella sono riferiti ai compensi effettivamente percepiti nell'anno (criterio di cassa) e coincidono con il criterio della competenza ad eccezione dei compensi all'Amministratore Delegato che, per competenza, sono stati pari a 2.307 mila Euro.

(1) Altri compensi erogati per la carica ricoperta come:
[a]: Consigliere di altre Società facenti parte del Gruppo Bulgari
[b]: Presidente di Collegio Sindacale o Sindaco effettivo di altre società facenti parte del Gruppo Bulgari
[c] :Presidente o membro del Comitato di Remunerazione
[d] :Presidente o membro del Comitato di Controllo

Tabella 7

2004	Diritti di assegnazione o opzioni attribuiti nel corso dell'esercizio			Assegnazione di azioni o esercizio delle opzioni realizzate nel corso dell'esercizio	
	Opzioni di acquisto o sottoscrizione			Opzioni di acquisto o sottoscrizione	
Nome	N° azioni acquistabili o sottoscrivibili	Prezzo per azione di esercizio sulle opzioni	Periodo di esercizio	N° azioni acquistate o sottoscritte	Prezzo di esercizio
Trapani Francesco	300.000	7.81	da luglio 2005 a giugno 2010	-	-
	300.000	7.81	da luglio 2006 a giugno 2011	-	-
TOTALE	600.000			-	-

TABELLA 8

ELENCO DELLE PARTECIPAZIONI DIRETTE IN SOCIETA' CONTROLLATE AL 31 DICEMBRE 2004

(Dati in migliaia di Euro)

	Capitale sociale	Valore al 31.12.03	Incrementi	Decrementi	Valore al 31.12.04	Quota di possesso	Patrimonio netto al 31.12.04	Risultato d'esercizio	Corrispondente Patrimonio netto	Metodo del Patrimonio (A)	Valore di carico (B)	Differenze (B) - (A) se positive (B - A) (*)
Società controllate :												
Bulgari Italia S.p.A. Via dei Condotti, 10 - Roma	12.000	22.520	-	-	22.520	100%	19.760	(717)	19.760	19.760	22.520	2.760
Bulgari Gioielli S.p.A. Lungotevere Marzio, 11 -Roma	2.580	2.593	-	-	2.593	100%	13.995	39	13.995	13.995	2.593	
Bulgari Parfums Italia S.p.A. Lungotevere Marzio, 11 -Roma	1.020	1.035	1.000	-	2.035	100%	1.998	(58)	1.998	1.998	2.035	37
Bulgari Retails U.S.A. S.r.l. Lungotevere Marzio, 11 -Roma	50	50	25.145	-	25.195	100%	17.912	(4.800)	17.912	17.912	25.195	7.283
Bulgari Intern. Corp. N. V. WTC Strawinskylaan 1131 Amsterdam (Olanda)	18.301	47.645	3.030	-	50.675	100%	129.558	87.954	129.558	615.229	50.675	
Bulgari (Luxembourg) S.A. 18, Av. de la Porte - Neuve - Luxembourg (Lussemburgo)	100	1.318	988	-	2.306	99.99%	2.254	(14)	2.254	2.254	2.306	52
Bulgari Hotels and Resorts Milano S.r.l. Via Privata Fratelli Gabba - Milano	10	62	52	-	114	3.25%	(483)	(3.402)	(16)	(16)	114	130
Bulgari Portugal Acess.de luxo Lda Funchal - Rua Arriaga 30 Madeira (Portogallo)	93	53	40	-	93	100%	35	(8)	35	35	93	58
Crova S.p.A. Valenza Po (Alessandria)	2.700	7.885	10.000	-	17.885	100%	8.224	4.756	8.224	20.334	17.885	
Totale soc. controllate		**83.161**	**40.255**	-	**123.416**							

(*) Ledifferenze positive esposte in colonna non sono ritenute di durevole valore e pertanto le partecipazioni detenute in tali società non sono state svalutate.

TABELLA 9

PROSPETTO DELLE VARIAZIONI INTERVENUTE NELLE VOCI DI PATRIMONIO NETTO
AL 31 DICEMBRE 2004 E AL 31 DICEMBRE 2003

(Dati in migliaia di Euro)

	Capitale Sociale	Ris.Sovrap. Azioni	Riserva Legale	Riserva azioni proprie	Riserva Straord.	Riserva Tassata	Plusv. da Conferim.	Utili eserc. precedenti	Utile dell'esercizio	Totale
Saldi al 31 dicembre 2002	**20.720**	**110.317**	**5.762**	**2.623**	**28**	**145**	**1.933**	**37.520**	**22.139**	**201.187**
Destinazione utile d'esercizio 2002 a:										
Dividendo									(21.904)	(21.904)
Utile a nuovo								235	(235)	
Aumento capitale per esercizio opzioni su azioni	21	1.111								1.132
Destinazione a Fondo Riserva Azioni proprie del valore delle azioni alla fine del periodo		(99)		99						-
Risultato d'esercizio									29.991	29.991
Saldi al 31 dicembre 2003	**20.741**	**111.329**	**.5.762**	**2.722**	**28**	**145**	**1.933**	**37.755**	**29.991**	**210.406**
Destinazione utile d'esercizio 2002 a:										
Dividendo								(2.602)	(29.991)	(32.593)
Utile a nuovo										
Aumento capitale per esercizio opzioni su azioni	75	4.637								4.712
Destinazione a Fondo Riserva Azioni proprie del valore delle azioni alla fine del periodo		(847)		847						-
Risultato d'esercizio									56.600	56.600
Saldi al 31 dicembre 2004	**20.816**	**115.119**	**5.62**	**3.569**	**28**	**145**	**1.933**	**35.153**	**56.600**	**239.125**

Tabella 10

Riepilogo dei dati essenziali delle società direttamente controllate

Bulgari Italia S.p.A. Sede legale : Roma Cap.Sociale Euro 12.000.000	31/12/04	31/12/03
dati essenziali in migliaia di euro:		
Ricavi delle vendite e delle prestazioni	82.676	81.678
Costo del lavoro	7.564	7.771
Ammortamenti	1.836	1.939
Proventi (Oneri) finanziari netti	(1.629)	(2.853)
Utile (Perdita) dell'esercizio	(717)	(2.312)
Investimenti in immobilizzazioni	546	910
Immobilizzazioni immateriali	480	568
Immobilizzazioni materiali	10.396	11.596
(Indebitamento) disponibilità finanziaria netta	(38.833)	(58.524)
Patrimonio netto	19.760	20.477

Bulgari Gioielli S.p.A. Sede legale : Roma Cap.Sociale Euro 2.580.000	31/12/04	31/12/03
dati essenziali in migliaia di euro:		
Ricavi delle vendite e delle prestazioni	53.931	51.266
Costo del lavoro	5.187	5.666
Ammortamenti	513	481
Proventi (Oneri) finanziari netti	(493)	(617)
Utile (Perdita) dell'esercizio	39	1.169
Investimenti in immobilizzazioni	223	241
Immobilizzazioni immateriali	220	203
Immobilizzazioni materiali	723	1.028
(Indebitamento) disponibilità finanziaria netta	(14.608)	(10.523)
Patrimonio netto	13.995	13.955

Bulgari Parfums Italia S.p.A. Sede legale : Roma Cap.Sociale Euro 1.020.000	31/12/04	31/12/03
dati essenziali in migliaia di euro:		
Ricavi delle vendite e delle prestazioni	19.612	18.935
Costo del lavoro	1.294	1.597
Ammortamenti	107	127
Proventi (Oneri) finanziari netti	(121)	(102)
Utile (Perdita) dell'esercizio	(58)	(52)
Investimenti in immobilizzazioni	90	73
Immobilizzazioni immateriali	127	193
Immobilizzazioni materiali	140	107
(Indebitamento) disponibilità finanziaria netta	1.191	(5.533)
Patrimonio netto	1.998	1.056

Bulgari International Corp. (BIC) N.V. Sede legale: Amsterdam Cap. Sociale Euro 18.301.200	31/12/04	31/12/03
dati essenziali in migliaia di euro:		
Dividendi	119.303	54.474
Altri costi generali e amministrativi	1.453	490
Proventi (Oneri) finanziari netti	(499)	54
Utile (Perdita) dell'esercizio	87.954	43.584
Investimenti in immobilizzazioni		24.896
Immobilizzazioni finanziarie	127.233	95.220
Altri investimenti a lungo termine	35.496	21.031
Rivalutazioni (svalutazioni) di partecipazioni		(10.572)
(Indebitamento) disponibilità finanziaria netta		(23.920)
Patrimonio netto	129.558	82.427

Bulgari Portugal Acessorios de Luxo Lda Sede legale: Funchal (Madeira) Cap. Sociale Euro 92.873	31/12/04	31/12/03
dati essenziali in migliaia di euro:		
Ricavi delle vendite e delle prestazioni	-	-
Costi per servizi	9	6
Ammortamenti	-	-
Proventi (Oneri) finanziari netti	-	-
Utile (Perdita) dell'esercizio	(9)	(6)
Investimenti in immobilizzazioni	-	-
Immobilizzazioni immateriali	-	-
Immobilizzazioni materiali	-	-
(Indebitamento) disponibilità finanziaria netta	40	6
Patrimonio netto	35	3

Bulgari Retail USA S.r.l. Sede legale: Roma Cap. Sociale Euro 50.000	31/12/04	31/12/03
dati essenziali in migliaia di euro:		
Ricavi delle vendite e delle prestazioni	38.394	-
Costo del lavoro	7.766	-
Ammortamenti	-	-
Proventi (Oneri) finanziari netti	(86)	-
Utile (Perdita) dell'esercizio	(4.800)	(4)
Investimenti in immobilizzazioni	203	-
Immobilizzazioni immateriali	-	-
Immobilizzazioni materiali	-	-
(Indebitamento) disponibilità finanziaria netta	1.958	50
Patrimonio netto	17.912	46

Bulgari (Luxembourg) S.A. Sede legale : Lussemburgo Cap. Sociale Euro 100.000	**31/12/04**	**31/12/03**
dati essenziali in migliaia di euro:		
Ricavi delle vendite e delle prestazioni	-	-
Costi per servizi	8	8
Ammortamenti ed altri costi generali	5	3
Proventi (Oneri) finanziari netti	(1)	(1)
Utile (Perdita) dell'esercizio	(14)	(12)
Investimenti in immobilizzazioni	988	604
Immobilizzazioni immateriali	18	14
Immobilizzazioni materiali	-	-
(Indebitamento) disponibilità finanziaria netta	1	22
Patrimonio netto	2.254	1.280

Crova S.p.A. Sede legale :Valenza (Alessandria) Cap.Sociale Euro 2.700.000	**31/12/04**	**31/12/03**
dati essenziali in migliaia di euro:		
Ricavi delle vendite e delle prestazioni	45.505	34.893
Costo del lavoro	11.162	10.603
Ammortamenti	776	886
Proventi (Oneri) finanziari netti	(45)	(303)
Utile (Perdita) dell'esercizio	4.756	1.526
Investimenti in immobilizzazioni	633	411
Immobilizzazioni immateriali	420	514
Immobilizzazioni materiali	3.367	3.416
(Indebitamento) disponibilità finanziaria netta	4.054	(3.316)
Patrimonio netto	8.224	3.469

Bulgari Hotels and Resorts Milano S.r.l. Sede legale : Roma Cap.Sociale Euro 100.000	**31/12/04**	**31/12/03**
dati essenziali in migliaia di euro:		
Ricavi delle vendite e delle prestazioni	6.098	-
Costo del lavoro	2.147	46
Ammortamenti	505	-
Proventi (Oneri) finanziari netti	(216)	(113)
Utile (Perdita) dell'esercizio	(3.402)	(507)
Investimenti in immobilizzazioni	2.596	2.057
Immobilizzazioni immateriali	3.480	2.047
Immobilizzazioni materiali	667	10
(Indebitamento) disponibilità finanziaria netta	507	1.349
Patrimonio netto	(483)	1.319